      As Filed with the Securities and Exchange Commission on August 4, 1997
                        Registration No. 333-___________

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                      ------------------------------------

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                         PREMIER FINANCIAL BANCORP, INC.
             (Exact name of registrant as specified in its charter)

               Kentucky                        61-1206757
     (State or other jurisdiction of           (IRS Employer
     incorporation or organization)            Identification Number)

                                      6022
                          (Primary Standard Industrial
                           Classification Code Number)


                             120 N. Hamilton Street
                           Georgetown, Kentucky 40324
                                 (502) 863-7500

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 J. Howell Kelly
                     President and Chief Executive Officer
                         Premier Financial Bancorp, Inc.
                             120 N. Hamilton Street
                           Georgetown, Kentucky 40324
                                 (502) 863-7500
                               Fax: (502) 863-7503

                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:
                                    --------


                              David W. Harper, Esq.
                              2450 Meidinger Tower
                           Louisville, Kentucky 40202
                                 (502) 583-3081
                              Fax:  (502) 583-2418

     Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [_].

       ___________________________________________________________________
                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
         Title of Each
           Class of                            Proposed Maximum    Proposed Maximum        Amount of
       Securities to be      Amount to be       Offering Price         Aggregate          Registration
         Registered(1)        Registered          Per Unit(2)      Offering Price(2)         Fee(2)
-------------------------------------------------------------------------------------------------------------
         Common Shares
         without par
         value                  476,300           $9.57799706         $4,572,000            $1,385.46
-------------------------------------------------------------------------------------------------------------

     (1) This Registration Statement relates to the securities of the Registrant issuable to holders of Common Shares of The Sabina Bank, Sabina, Ohio ("Sabina Bank"), an Ohio corporation, in the proposed merger of Sabina Bank with a wholly owned subsidiary of the Registrant.

     (2) Pursuant to Rule 457(f)(2), the registration fee was computed on the basis of the book value of Sabina Bank Common Shares at June 30, 1997. The registration fee payable upon the filing of this Registration Statement is $1,385.46.
________________________________________________________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                              CROSS REFERENCE SHEET

                    PURSUANT TO ITEM 501(b) OF REGULATION S-K
                  SHOWING THE LOCATION IN THE PROSPECTUS OF THE
                   INFORMATION REQUIRED BY PART I OF FORM S-4

     FORM
     S-4 ITEM HEADING                   PROSPECTUS LOCATION

A.   INFORMATION ABOUT THE TRANSACTION

1.   Forepart of Registration
     Statement and Outside Front
     Cover Page of Prospectus ....      Forepart of Registration
                                        Statement and Outside Front
                                        Cover Page of Prospectus

2.   Inside Front and Outside Back
     Cover Pages of Prospectus ...      Inside Front Page of
                                        Prospectus

3.   Risk Factors, Ratio of Earnings
     to Fixed Charges and Other
     Information .................      SUMMARY; SELECTED FINANCIAL DATA OF
                                        PREMIER; SELECTED FINANCIAL DATA OF
                                        SABINA BANK; COMPARATIVE STOCK PRICES
                                        AND DIVIDENDS; COMPARATIVE PER SHARE
                                        DATA; THE COMPANIES

4.   Terms of the Transaction........   SUMMARY; THE MERGER;
                                        THE MERGER AGREEMENT

5.   Pro Forma Financial
     Information .....................  Not Applicable

6.   Material Contracts with the
     Company Being Acquired ..........  SUMMARY; THE MERGER;
                                        THE MERGER AGREEMENT

7.   Additional Information Required
     for Reoffering by Persons and
     Parties Deemed to be
     Underwriters ....................  Not Applicable

8.   Interests of Named Experts and
     Counsel .........................  Not Applicable

9.   Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities .....................  Not Applicable

     FORM
     S-4 ITEM HEADING                   PROSPECTUS LOCATION

B.   INFORMATION ABOUT THE REGISTRANT

10.  Information with Respect to
     S-3 Registrants .................  Not Applicable

11.  Incorporation of Certain
     Information by Reference ........  Not Applicable

12.  Information with Respect to
     S-2 or S-3 Registrants ..........  AVAILABLE INFORMATION; INCORPORATION OF
                                        CERTAIN DOCUMENTS BY REFERENCE; SUMMARY;
                                        SELECTED FINANCIAL DATA OF PREMIER;
                                        COMPARATIVE STOCK PRICES AND DIVIDENDS;
                                        COMPARATIVE PER SHARE DATA; THE
                                        COMPANIES - Premier Financial Bancorp,
                                        Inc.; DESCRIPTION OF PREMIER CAPITAL
                                        STOCK; EXPERTS; LEGAL MATTERS

13.  Incorporation of Certain
     Information by Reference ........  INCORPORATION OF CERTAIN DOCUMENTS BY
                                        REFERENCE

14.  Information with Respect to
     Registrants other than S-3
     or S-2 Registrants ..............  Not Applicable

C.   INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.  Information with Respect to
     S-3 companies ...................  Not Applicable

16.  Information with Respect to
     S-2 or S-3 Companies ............  Not Applicable

17.  Information with Respect to
     Companies other than S-3 or
     S-2 Companies ...................  SUMMARY; SELECTED FINANCIAL DATA OF
                                        SABINA BANK; COMPARATIVE STOCK PRICES
                                        AND DIVIDEND; COMPARATIVE PER SHARE
                                        DATA; THE COMPANIES -- Sabina Bank;
                                        SABINA BANK MANAGEMENT'S DISCUSSION AND
                                        ANALYSIS OF FINANCIAL

     FORM
     S-4 ITEM HEADING                   PROSPECTUS LOCATION


                                        CONDITION AND RESULTS OF OPERATIONS;
                                        COMPARISON OF RIGHTS OF HOLDERS OF
                                        PREMIER COMMON SHARES AND SABINA BANK
                                        COMMON STOCK; EXPERTS; FINANCIAL
                                        STATEMENTS OF SABINA BANK

D.   VOTING AND MANAGEMENT INFORMATION

18.  Information if Proxy,
     Consents or Authorizations
     are to be Solicited .............. SUMMARY; THE SPECIAL MEETING;
                                        DISSENTERS' RIGHTS; THE MERGER -
                                        Interests of Certain Persons in the
                                        Merger; MANAGEMENT AND OPERATIONS AFTER
                                        THE MERGER; PRINCIPAL HOLDERS OF SABINA
                                        BANK COMMON STOCK AND OWNERSHIP OF
                                        MANAGEMENT; INCORPORATION OF CERTAIN
                                        DOCUMENTS BY REFERENCE
19.  Information if Proxy,
     Consents or Authorizations
     are not to be Solicited in
     an Exchange Offer ...............  Not Applicable

                                 THE SABINA BANK

                                 PROXY STATEMENT

                           --------------------------

                         PREMIER FINANCIAL BANCORP, INC.

                                   PROSPECTUS


     This Proxy Statement/Prospectus is being furnished to shareholders of The Sabina Bank, Sabina, Ohio ("Sabina Bank"), in connection with the solicitation of proxies by the Board of Directors of Sabina Bank for use at its Special Meeting of Shareholders (including any adjournments or postponements thereof) to be held on September __, 1997 (the "Special Meeting"). This Proxy Statement/Prospectus relates to the proposed merger of PFBI Interim Bank ("Merger Sub"), a wholly owned subsidiary of Premier Financial Bancorp, Inc. ("Premier") formed for the purpose of effecting such proposed merger, with and into Sabina Bank (the "Merger") pursuant to the Agreement and Plan of Merger dated as of May 28, 1997 among Premier, Merger Sub and Sabina Bank (the "Merger Agreement"). Upon the effectiveness of the Merger, Sabina Bank will be a wholly owned subsidiary of Premier and each outstanding Common Share of Sabina Bank will be converted into the right to receive 4.33 Common Shares of Premier.

     This Proxy Statement/Prospectus also constitutes a prospectus of Premier with respect to 476,300 Common Shares of Premier issuable to Sabina Bank shareholders in the Merger.

     This Proxy Statement/Prospectus and the form of proxy and other materials accompanying this Proxy Statement/Prospectus are first being mailed to shareholders of Sabina Bank on or about August __, 1997.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE

               ---------------------------------------------------

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS AUGUST __, 1997

                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . .      4

Incorporation of Certain Documents by Reference. . . . . . . . . . . . .      6

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8

Selected Consolidated Financial Data of Premier. . . . . . . . . . . . .     19

Selected Consolidated Financial Data of Sabina Bank. . . . . . . . . . .     21

Comparative Stock Prices and Dividends . . . . . . . . . . . . . . . . .     23

Comparative Per Share Data . . . . . . . . . . . . . . . . . . . . . . .     25

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     27

The Companies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     27

The Special Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . .     30

The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32

Management and Operations After the Merger . . . . . . . . . . . . . . .     43

The Merger Agreement . . . . . . . . . . . . . . . . . . . . . . . . . .     43

Description of Premier Capital Stock . . . . . . . . . . . . . . . . . .     50

Comparison of Rights of Holders of Premier Common Shares
  and Sabina Bank Common Stock . . . . . . . . . . . . . . . . . . . . .     51

Sabina Bank Management's Discussion and Analysis of Financial
  Condition and Results of Operations. . . . . . . . . . . . . . . . . .     55

Principal Holders of Sabina Bank Common Stock and Ownership of
  Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     78

Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .     79

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     83

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     83

Other Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     83

Financial Statements of Sabina Bank. . . . . . . . . . . . . . . . . . .    F-1

ANNEXES

Annex I Agreement and Plan of Merger

Annex II Opinion of Professional Bank Services, Inc.

Annex III Excerpt from the Ohio General Corporation Law
  Relating to Dissenters Rights

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SABINA BANK OR PREMIER SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              AVAILABLE INFORMATION

     Premier is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Premier files it reports, proxy statements and other information electronically with the Commission and such material can be found at a Web site maintained by the Commission (http://www.sec.gov.) The Premier Common Shares are listed on the NASDAQ National Market System (trading symbol PFBI) and such material relating to Premier may also be inspected at the offices of the NASDAQ Stock Market, 1735 K. Street N.W., Washington, D.C. 20006.

     Premier has filed with the Commission a registration statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Premier Common Shares that will be issued to holders of Sabina Bank Common Stock in connection with the Merger. See "The Merger -- Conversion of Sabina Bank Common Stock." This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement filed by Premier with the Commission, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information is available for inspection and copying at the offices of the Commission.

Statements contained in this Proxy Statement/Prospectus or in any document incorporated into this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Premier with the Commission under the Exchange Act, or where indicated certain portions thereof, are incorporated herein by reference:

     1. Premier's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Premier Form 10-K");

     2. Premier's Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1997 (the "Premier Form 10-Qs");

     3. Premier's Current Report on Form 8-K dated June 13, 1997 (the "Premier Form 8-K"; and

     4.   The information contained in Premier's Annual Report to
Shareholders for the 1996 fiscal year (the "1996 Annual Report") on pages 19 through 58 under the captions "Management's Discussion and Analysis," "Independent Auditor's Report" and "Audited Consolidated Financial Statements."

     5. The information contained in Premier's Proxy Statement for its Annual Meeting of Shareholders held on March 6, 1997 (the "1997 Proxy Statement") on pages 1 through 11 under the captions "INTRODUCTION -- Principal Shareholders"; "ELECTION OF DIRECTORS"; "CERTAIN INFORMATION CONCERNING THE BOARD OF DIRECTORS"; "EXECUTIVE OFFICERS OF THE COMPANY"; "EXECUTIVE COMPENSATION"; and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     All documents filed by Premier pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting should be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be part hereof from the date of filing of such documents. See "Available Information."

     Any statement contained in a document incorporated or deemed to be incorporated by reference should be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Premier or Merger Sub has been supplied by Premier, and all such information relating to Sabina Bank has been supplied by Sabina Bank.

     THIS PROXY STATEMENT/PROSPECTUS IS ACCOMPANIED BY PREMIER'S 1996 ANNUAL REPORT, ITS 1997 PROXY STATEMENT AND ITS FORM 10-Q FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 1997. EXCEPT FOR THE INFORMATION PROVIDED IN PREMIER'S 1996 ANNUAL REPORT AND 1997 PROXY STATEMENT UNDER THE CAPTIONS SPECIFICALLY IDENTIFIED ABOVE, NO INFORMATION CONTAINED ELSEWHERE IN EITHER THE 1996 ANNUAL REPORT OR THE 1997 PROXY STATEMENT IS INCORPORATED BY REFERENCE IN, AND SUCH INFORMATION SHALL NOT CONSTITUTE A PART OF, THIS PROXY STATEMENT/PROSPECTUS.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED FROM PREMIER FINANCIAL BANCORP, INC., 120 N. HAMILTON STREET, GEORGETOWN, KENTUCKY 40324, ATTENTION: J. HOWELL KELLY; TELEPHONE NUMBER
(502) 863-7500. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY AUGUST __, 1997.

                                     SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and the summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the Annexes hereto. Shareholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety.

THE SPECIAL MEETING

Meeting of Shareholders..........  A special meeting of the shareholders of The
                                   Sabina Bank ("Sabina Bank") will be held at the executive offices of Sabina Bank at 135
                                   N. Howard Street, Sabina, Ohio on ________,
                                   September __, 1997, at __________, Eastern
                                   Daylight Time.

Matters to be Considered
  at the Special Meeting.......... At the Special Meeting, holders of Sabina
                                   Bank Common Shares, par value $1 per share
                                   ("Sabina Bank Common Stock"), will consider and vote upon (i) a proposal to adopt the Agreement and Plan of Merger attached as Annex I to this Proxy Statement/Prospectus (the "Merger Agreement") providing for the merger of PFBI Interim Bank ("Merger Sub"), a wholly owned subsidiary of Premier Financial Bancorp, Inc. ("Premier"), into Sabina Bank (the "Merger"), with Sabina Bank becoming a wholly owned subsidiary of Premier, and the issuance to Sabina Bank shareholders of 4.33 Premier Common Shares for each share of Sabina Bank in connection therewith, and (ii) any other matters that may properly come before the Special Meeting.

Record Date.....................   The record date for the Special Meeting is
                                   August __, 1997 (the "Record Date").



Vote Required..................... The affirmative vote of the holders of two-thirds of the outstanding shares of
                                   Sabina Bank Common Stock entitled to vote thereon is required to adopt the Merger Agreement. Sabina Bank has 110,000 shares of Sabina Bank Common Stock outstanding and entitled to vote on the Merger Agreement. The directors and executive officers of Sabina Bank, who with their affiliates may be deemed to beneficially own approximately 39.4% of the outstanding Sabina Bank Common Stock, have indicated that they intend to vote their shares for approval of the Merger Agreement.

Voting of Proxies; Revocation..    All shares of Sabina Bank Common Stock
                                   represented at the Special Meeting by
                                   properly executed proxies received prior to or at the Special Meeting, and not revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR the adoption of the Merger
                                   Agreement

                                   Any proxy given may be revoked by the
                                   person giving it at any time, without
                                   affecting any vote previously taken, by
                                   (i) giving notice to the Secretary of
                                   Sabina Bank in writing or in open meeting or (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Sabina Bank before the taking of the vote at the Special Meeting. Any written notice of revocation or subsequent proxy should be sent and delivered to The Sabina Bank, 135 N. Howard Street, Sabina, Ohio 45169, Attention: Secretary, or hand delivered to the Secretary of Sabina Bank at or before the taking of the vote at the Special Meeting.

Security Ownership of
  Management....................   As of the Record Date, directors and
                                   executive officers of Sabina Bank and their affiliates may be deemed to be beneficial owners of approximately 43,360 shares of Sabina Bank Common Stock, or approximately
                                   39.4% of the outstanding Sabina Bank Common
                                   Stock.

THE COMPANIES

Premier Financial
  Bancorp, Inc.................    Premier, a Kentucky corporation, is a bank
                                   holding company with five banking
                                   subsidiaries (the "Banks").  At June 30,
                                   1997, Premier had total assets of $460.4 million, total deposits of $251.6 million and total shareholders' equity of $41.2 million.
                                   The Banks are managed on a decentralized basis that enables each Bank to offer local and timely decision-making that provides flexibility with respect to operating procedures and credit policies, limited only by a framework of centralized risk controls provided by Premier. Each Bank maintains its community orientation by, among other things, having selected members of its communities as members of its board of directors.

                                   The executive offices of Premier are located at 120 N. Hamilton Street, Georgetown, Kentucky 40324, and Premier's telephone number is (502) 863-7500.

PFBI Interim Bank..............    Merger Sub is a wholly owned commercial bank
                                   subsidiary formed by Premier under the laws of the State of Ohio for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub does not, and will not prior to the Merger, engage in any business activities or conduct any operations other than in connection with the transactions contemplated by the Merger
                                   Agreement.

Sabina Bank....................    Sabina Bank is an Ohio banking corporation
                                   established in 1875. Sabina Bank conducts a full service commercial banking business, including the origination of residential mortgage, commercial, agricultural and consumer loans, and the offering of checking, savings and money market deposit accounts.
                                   At December 31, 1996, Sabina Bank had assets of $36.7 million, deposits of $31.7 million and shareholders' equity of $4.6 million.

                                   The executive offices of Sabina Bank are located at 135 N. Howard Street, Sabina, Ohio 45169, and Sabina Bank's telephone number is
                                   (937) 584-2491.

THE MERGER

Effect of Merger................   At the effective time of the Merger (the
                                   "Effective Time"), subject to certain
                                   exceptions as described herein with respect to shares owned by Premier or its subsidiaries, and shares owned by holders properly exercising dissenters' rights
                                   ("Dissenting Shares"), each outstanding share of Sabina Bank Common Stock will be automatically converted (subject to certain provisions described herein with respect to fractional shares) into 4.33 Common Shares of Premier and Sabina Bank will become a wholly owned subsidiary of Premier.

Recommendation of the Board
   of Directors of Sabina Bank
   and Reasons for the Merger...   The Board of Directors of
                                   Sabina Bank believes that the terms of the Merger are fair to and in the best interests of the Sabina Bank shareholders, and has unanimously approved the Merger
                                   Agreement. THE SABINA BANK BOARD OF
                                   DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS
                                   SHAREHOLDERS APPROVE AND ADOPT THE MERGER
                                   AGREEMENT.  The Board of Directors of
                                   Sabina Bank believes that the Merger,
                                   which will allow Sabina Bank to affiliate with a publicly held multi-bank holding company with a community banking philosophy and greater financial and managerial resources, will result in
                                   Sabina Bank being more capable of
                                   competing effectively in the rapidly
                                   changing marketplace for banking and
                                   financial services and will enable the
                                   shareholders of Sabina Bank
                                   to receive in a tax-free exchange Premier
                                   Common Shares that trade in an established trading market and, consequently, represent a more liquid investment than shares of Sabina
                                   Bank Common Stock.

Opinion of Financial Advisor
  to Sabina Bank..............     Professional Bank Services, Inc. ("PBS") has
                                   delivered its written opinion to the Board of Directors of Sabina Bank that, as of May 28,
                                   1997 and the date of this Proxy Statement/
                                   Prospectus, the exchange ratio (the "Exchange
                                   Ratio") of 4.33 Premier Common Shares for each share of Sabina Bank Common Stock was fair to the holders of Sabina Bank Common
                                   Stock from a financial perspective.

                                   For information on the assumptions made, matters considered and limits of the review by PBS, see "The Merger -- Opinion of Financial Advisor to Sabina Bank." Shareholdersare urged to read in its entirety the fairness opinion of PBS dated the date of this Proxy Statement/Prospectus, attached as Annex II to this Proxy Statement/Prospectus.

Conditions to the Merger;
   Termination..................   The Merger is subject to various conditions,
                                   including: requisite shareholder and
                                   regulatory approval; the absence of any
                                   materially burdensome requirement or
                                   condition imposed in connection with any regulatory approval; approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the Premier Common Shares to be issued pursuant to the Merger; receipt of opinions in respect of certain federal income tax consequences of the Merger and receipt of a letterfrom Premier's independent accountants to the effect that the Merger qualifies for "pooling of interests" accounting treatment;
                                   any Dissenting Shares not constituting more than 10% of the outstanding Sabina Bank
                                   Common Stock; and the average closing price of a Premier Common Share during a 20 consecutive trading day period ending five business days before the Effective Time being at least $14.

                                   The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent of Premier and Sabina Bank, or by either party if any regulatory agency (i) shall have denied approval of the Merger or if any other governmental authority shall have prohibited consummation of the Merger,
                                   (ii) the Merger shall not have been
                                   consummated on or before December 31, 1997 or
                                   (iii) the approval of the shareholders of Sabina Bank required for consummation of the Merger shall not have been obtained at the Special Meeting (although upon any such failure to obtain such shareholder approval, Sabina Bank will become obligated to reimburse Premier for its out-of-pocket expenses in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum amount of $100,000). Sabina Bank also has the right to terminate the Merger Agreement if concurrent with such termination it enters into a definitive agreement providing for the imple-mentation of another merger or other transaction that the Sabina Bank Board of Directors has determined is more favorable to the shareholders of Sabina Bank than the Merger contemplated by the Merger Agreement, and in connection with such termination Sabina Bank pays to Premier a fee of $350,000.

NASDAQ Listing.................    It is a condition to the Merger that the
                                   Premier Common Shares to be issued in the Merger be authorized for listing on the Nasdaq National Market, subject to official notice of issuance. The Common
                                   Shares of Premier currently outstanding are listed on the Nasdaq National Market
                                   (trading symbol PFBI).

Post-Merger Dividend Policy....    It is the current intention of the Board of
                                   Directors of Premier to declare dividends on the Premier Common Shares following the Merger initially in the amount of at least
                                   $0.125 per quarter or $0.50 per year, in each case per share. It should be noted that no such dividends have been declared and that future dividends will be determined by Premier's Board of Directors in light of the earnings and financial condition of Premier and its subsidiaries and other factors, including applicable governmental regulations and policies.

Regulatory Approvals Required..    The Merger is subject to the prior approval
                                   by the Federal Reserve Board, the Federal
                                   Deposit Insurance Corporation and the banking authorities of the Commonwealth of Kentucky and the State of Ohio.

Dissenters' Rights.............    Holders of Sabina Bank Common Stock have the
                                   right to dissent from the Merger and to
                                   receive payment of the fair cash value of their shares upon full compliance with
                                   Section 1701.85 of the Ohio General
                                   Corporation Law ("OGCL").  A copy of Section
                                   1701.85 of the OGCL is attached to this Proxy
                                   Statement/Prospectus as Annex III.

                                   Shareholders of Sabina Bank that desire to exercise dissenters' rights must satisfy fully and precisely certain procedural requirements set forth in Annex III and summarized in the "Dissenters' Rights" section of this Proxy Statement/Prospectus, including among other things not voting in favor of the Merger Agreement, or else dissenters' rights will be lost.

Certain Federal Income Tax
  Consequences.................    The Merger is intended to be a tax-free
                                   reorganization so that no gain or loss would be recognized by Premier, Merger Sub or Sabina Bank, and no gain or loss would be recognized by Sabina Bank shareholders, except in respect of cash received for fractional shares and except for holders who receive cash payments upon properly exercising dissenters' rights. Consummation of the Merger is conditioned upon there being delivered opinions dated as of the closing date of the Merger to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended
                                   (the "Code").

Anticipated Accounting

  Treatment....................    The Merger is expected to qualify as a
                                   "pooling of interests" for accounting and financial reporting purposes. The receipt of a letter of Eskew & Gresham, P.S.C., the independent accountants of Premier, confirming that the Merger will qualify for pooling of interests accounting treatment, is a condition to consummation of the Merger.

MANAGEMENTS AND OPERATIONS AFTER
  THE MERGER...................    Following the Merger, the respective
                                   directors, officers and employees of Premier and Sabina Bank serving immediately prior to consummation of the Merger are expected to continue in such positions. However, the number of directors of Sabina Bank may be increased to permit J. Howell Kelly, Premier's president and chief executive officer, or such other person as may be designated by Premier, to serve as a director of Sabina Bank.

                                   The Merger is not expected to substantially alter the operations of Sabina Bank. Sabina Bank will retain its separate corporate existence, charter and name. Premier has informed Sabina Bank that following the Merger it intends for Sabina Bank to retain its commitment to local orientation and direction, and to be managed on a decentralized basis conducive to local and timely decision-making and flexibility with respect to operating procedures and credit policies.

SELECTED CONSOLIDATED FINANCIAL DATA,
  COMPARATIVE STOCK PRICES AND
  COMPARATIVE PER SHARE DATA...    Set forth on the following pages are certain
                                   selected consolidated financial data for

                                   Premier and Sabina Bank, comparative stock prices, and comparative per share data for Premier and Sabina Bank (including certain pro forma data for Premier and pro forma equivalent data for Sabina Bank).

              SELECTED CONSOLIDATED FINANCIAL DATA OF PREMIER

              (IN THOUSANDS EXCEPT PER SHARE AND RATIO DATA)

     The following summary information regarding Premier should be read in conjunction with the consolidated financial statements of Premier and the notes thereto contained in its 1996 Annual Report accompanying this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference." Consolidated historical financial and other data regarding Premier at or for the six months ended June 30, 1997 and 1996 have been prepared by Premier without audit and may not be indicative of results on an annualized basis or any other period. In the opinion of management, all adjustments (consisting of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made. The selected consolidated financial data presented below has been retroactively adjusted to reflect all prior stock splits or share dividends.

                         AT OR FOR THE SIX
                          MONTHS ENDED
                              JUNE 30,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------------------------
                            1997       1996       1996       1995       1994       1993       1992
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
EARNINGS
 Net interest
  income . . . . . . ,    $  7,143   $  3,981   $ 10,837   $  6,023   $  5,524   $  4,938   $  4,203

 Provision for
  possible loan
  losses . . . . . . .         457        188        575         86        207        170        325

 Non-interest income .       1,148        652      1,484        825        684        733        592

 Non-interest expense        4,413      2,708      6,793      4,493      4,005      3,640      3,375
                          --------   --------   --------   --------   --------   --------   --------
 Income taxes. . . . .       1,031        492      1,517        113        483        510        366
                          --------   --------   --------   --------   --------   --------   --------
   Net income. . . . .    $  2,390   $  1,245   $  3,436   $  2,156   $  1,513   $  1,351   $    729
                          --------   --------   --------   --------   --------   --------   --------
                          --------   --------   --------   --------   --------   --------   --------
FINANCIAL POSITION

 Total assets. . . . .    $460,368   $179,802   $292,565   $155,475   $115,443   $108,774   $100,364

 Loans, net of
  unearned income  . .     235,869    124,518    217,787    113,064     81,276     74,450     65,159

 Allowance for loan
  losses . . . . . . .       2,607      1,871      2,523      1,735        886        884         938

 Goodwill. . . . . . .       5,311        256      5,490        248          -          -           -

 Securities. . . . . .     192,185     40,935     44,363     24,929     19,688      21,864     18,965

 Deposits. . . . . . .     251,627    138,607    235,574    136,246    102,839      98,846     91,704

 Other borrowings. . .     135,792      1,179     14,976      1,502          -         119        230

 Debt. . . . . . . . .      28,750         -           -      5,000      1,500          -           -

 Stockholders' equity.      41,182     38,595     39,863     11,215      9,453       8,868      7,617

SHARE DATA

 Net income. . . . . .        0.57        0.53      1.05       1.13       0.80        0.72       0.39

 Book value. . . . . .        9.78        9.17      9.47       5.87       5.02        4.72       4.05

 Cash dividend . . . .        0.25        0.25      0.50       0.45       0.36        0.28       0.20


                                      19


                           AT OR FOR THE SIX
                            MONTHS ENDED
                                JUNE 30,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------------------------------
                              1997       1996       1996       1995       1994       1993       1992
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

RATIOS

 Return on average
  assets . . . . . . . .      1.52%       1.54%     1.53%      1.69%      1.36%       1.23%      0.88%

 Return on average
  equity . . . . . . . .      11.8%       14.7%     12.2%      20.5%      16.4%       15.4%       9.97%

 Dividend payout . . . .      44.0%       61.4%     52.9%      39.8%      45.0%       38.9%       51.3%

 Stockholders' equity
  to total assets at
  period-end . . . . . .      8.95%      21.47%    13.63%      7.21%       8.19%      8.15%       7.59%

 Average stockholders'
  equity to average
  total assets . . . . .     12.86%      10.34%    12.52%      8.25%       8.27%      8.04%       8.80%

CAPITAL RATIOS

 Equity to assets. . . . .    8.95%      21.47%    13.63%      7.21%       8.19%      8.15%       7.59%

 Leverage ratio. . . . . .   10.72%      21.29%    12.04%      6.92%       8.42%      7.62%       7.46%




            SELECTED CONSOLIDATED FINANCIAL DATA OF SABINA BANK

             (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

     The following summary information regarding Sabina Bank should be read in conjunction with the consolidated financial statements of Sabina Bank and the notes thereto. See "Financial Statements of Sabina Bank." Consolidated historical financial and other data regarding Sabina Bank at or for the six months ended June 30, 1997 and 1996 have been prepared by Sabina Bank without audit and may not be indicative of results on an annualized basis or any other period. In the opinion of management, all adjustments (consisting of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made. The selected consolidated financial data presented below has been retroactively adjusted to reflect all prior stock splits or share dividends.

                         AT OR FOR THE SIX
                           MONTHS ENDED
                              JUNE 30,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------------------------
                            1997       1996       1996       1995       1994       1993       1992
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------

EARNINGS

 Net interest income . .   $   776    $   781    $ 1,589    $ 1,674    $ 1,795    $ 2,036    $ 1,915

 Provision for
  possible loan losses .        23         28        185        110        128        219        174

 Non-interest income . .       105        106        237        193        186        203        158

 Non-interest expense. .       696        613      1,282      1,450      1,459      1,664      1,357
                          --------   --------   --------   --------   --------   --------   --------
 Income taxes. . . . . .        30         60         71         33         84         72        135
                          --------   --------   --------   --------   --------   --------   --------
   Net income. . . . . .   $   132    $   186    $   288    $   274    $   310    $   284    $   407
                          --------   --------   --------   --------   --------   --------   --------
                          --------   --------   --------   --------   --------   --------   --------

FINANCIAL POSITION

 Total assets. . . . . .   $36,562    $36,076    $36,603    $36,798    $39,210    $43,201     $44,906

 Loans, net of
  unearned income. . . .    24,668     25,001     25,038     24,486     25,155     23,071      26,809

 Allowance for loan
  losses . . . . . . . .       310        270        331        262        286        308         411

 Goodwill. . . . . . . .         0          0          0          3          9         16          24

 Securities. . . . . . .     8,774      8,016      8,297      8,990     10,931     13,718      12,359

 Deposits. . . . . . . .    31,662     31,171     31,634     31,924     33,774     38,692      40,473

 Other borrowings. . . .       230        261        230        261      1,090        317         342

 Stockholders' equity. .     4,572      4,460      4,531      4,388      4,164      3,899       3,657

SHARE DATA

 Net income. . . . . . .      1.28       1.82       2.82       2.70       3.10       2.84        4.07

 Book value. . . . . . .     44.38      43.75      43.99      43.04      41.64      38.99       36.57

 Cash dividend . . . . .      0.75       0.50       1.50       1.25       0.66       0.60        0.54

RATIOS

 Return on average
  assets . . . . . . . .      0.73%      1.02%      0.79%      0.75%      0.74%      0.64%        0.96%

                                      21


                           AT OR FOR THE SIX
                             MONTHS ENDED
                                JUNE 30,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------------------
                              1997       1996       1996       1995       1994       1993       1992
                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Return on average
  equity . . . . . . . .      5.8%       8.4%       6.4%       6.5%       7.6%       7.5%        11.7%


 Dividend payout . . . .     62.5%      29.7%      57.4%      50.1%      23.4%      23.3%        20.5%

 Stockholders' equity
  to total assets at
  period-end . . . . . .    12.50%     12.36%     12.38%     11.92%     10.62%      9.02%        8.14%

 Average stockholders'
  equity to average
  total assets . . . . .    12.52%     12.14%     12.39%     11.55%      9.72%      8.58%        8.20%

CAPITAL RATIOS

 Equity to assets. . . .    12.50%     12.36%     12.38%     11.92%     10.62%      9.02%        8.14%

 Leverage ratio. . . . .    12.42%     12.36%     12.38%     11.92%     10.60%      8.99%        8.10%



                     COMPARATIVE STOCK PRICES AND DIVIDENDS


     Premier Common Shares are listed on the Nasdaq National Market under the trading symbol "PFBI." Prior to an underwritten public offering and the commencement of trading on the Nasdaq National Market in May 1996 pursuant thereto (the "Premier IPO"), Premier Common Shares did not trade in any established trading market and rarely traded. Shares of Sabina Bank Common Stock do not trade in any established trading market and rarely trade. The following table sets forth, for the periods indicated, the high and low closing sales prices per Premier Common Share as reported on the Nasdaq National Market following the Premier IPO, and the high and low sales prices per Premier Common Share prior to the Premier IPO and per share of Sabina Bank Common Stock in transactions of which management of Premier or Sabina Bank, as applicable, is aware (there possibly being transactions in Premier Common Shares or in Sabina Bank Common Stock of which management of Premier or Sabina Bank, as applicable, is not aware). Prices per share have been retroactively adjusted to reflect all prior stock splits or share dividends.

STOCK PRICES


                           Premier Common Shares      Sabina Bank Common Stock
                           ---------------------      ------------------------
                               High      Low              High       Low
                               ----      ---              ----       ---

1995  First Quarter            $10.20    $10.20           $37.00     $35.00

      Second Quarter            12.20     11.60            38.00      36.50

      Third Quarter             10.20     10.20             *          *

      Fourth Quarter            12.00     12.00            36.50      36.50

1996  First Quarter            $12.50    $12.50           $ *        $ *

      Second Quarter            14.25     13.50            32.00      32.00

      Third Quarter             14.00     12.25            35.00      30.00

      Fourth Quarter            14.125    12.25             *          *

1997  First Quarter            $15.625   $13.50           $ *        $ *

      Second Quarter            18.25     14.25             *          *

      Third Quarter
      (through July 21)         20.25     17.00             *          *


-----------------------
*no known trades

     On May 27, 1997, the last trading day before the announcement of the Merger Agreement, the last sales price of a Premier Common Share as reported on the Nasdaq National Market was $16.25 per share. On August __, 1997, the last sales price of a Premier

Common Share as reported on the Nasdaq National Market System was $_____ per share.

     The last sales price per share of Sabina Bank Common Stock in a transaction known to management of Sabina Bank was $35.00 per share and related to a sale of 10 shares of Sabina Bank Common Stock on August 16, 1996.

     On July 31, 1997, there were approximately 507 holders of record of Premier Common Shares and approximately 89 holders of record of Sabina Bank Common Stock.

DIVIDENDS

     The following table sets forth the cash dividends declared per share on Premier Common Shares and Sabina Bank Common Stock for the periods indicated. Such information has been retroactively adjusted to reflect all prior stock splits or share dividends.


                           Premier Common Shares      Sabina Bank Common Stock
                           ---------------------      ------------------------

1995  First Quarter                $0.10                         $ --

      Second Quarter                0.10                          0.30

      Third Quarter                 0.125                          --

      Fourth Quarter                0.125                         0.95

1996  First Quarter                $0.125                        $ --

      Second Quarter                0.125                         0.50

      Third Quarter                 0.125                          --

      Fourth Quarter                0.125                         1.00

1997  First Quarter                $0.125                        $0.75

      Second Quarter                0.125                          --



     It is the current intention of the Board of Directors of Premier to declare dividends on the Premier Common Shares following the Merger initially in the amount of at least $0.125 per quarter or $0.50 per year, in each case per share. It should noted that no such dividends have been declared and that future dividends will be determined by Premier's Board of Directors in light of the earnings and financial condition of Premier and its subsidiaries and other factors, including applicable governmental regulations and policies.

                           COMPARATIVE PER SHARE DATA

                                   (Unaudited)

     The following table sets forth for Premier Common Shares and Sabina Bank Common Stock certain historical, pro forma and pro forma equivalent per share financial information for the six months ended June 30, 1997 and 1996 and for each of the five consecutive years ended on or prior to December 31, 1996. The information presented herein should be read in conjunction with the other financial information for Premier and Sabina Bank appearing elsewhere in or incorporated by reference in this Proxy Statement/Prospectus. See, "Incorporation of Certain Documents by Reference"; "Selected Consolidated Financial Data of Premier"; "Selected Consolidated Financial Data of Sabina Bank"; "Financial Statements of Sabina Bank." The data presented below has been retroactively adjusted to reflect all prior stock splits or share dividends.

                          --------------------------------------------------------
                          At or for the Six
                             Months Ended
                               June 30,      At or For the Year Ended December 31,
                          -----------------  -------------------------------------
                            1997    1996     1996    1995    1994    1993   1992
                            ----    ----     ----    ----    ----    ----   ----
PREMIER COMMON SHARES

Net income per share:

  Historical. . . . .      $0.57   $0.53    $1.05   $1.13   $0.80   $0.72  $0.39

  Pro forma . . . . .       0.54    0.51     1.00    1.03    0.78    0.71   0.49

Dividends per share:

  Historical. . . . .       0.25    0.25     0.50    0.45    0.36    0.28   0.20

  Pro forma(a). . . .       0.25    0.25     0.50    0.45    0.36    0.28   0.20

Book value per share
at period-end:

  Historical. . . . .       9.78    9.17     9.47    5.87    5.02    4.72   4.05

  Pro forma . . . . .       9.77    9.19     9.47    6.54    5.77    5.42   4.78

SABINA BANK COMMON STOCK

Net income per share:

  Historical. . . . .       1.28    1.82     2.82    2.70    3.10    2.84   4.07

  Pro forma
  equivalent(b) . . .       2.34    2.21     4.33    4.46    3.38    3.07   2.12

Dividends per share:

  Historical. . . . .       0.75    0.50     1.50    1.25    0.66    0.60   0.54

  Pro forma
  equivalent(b) . . .       1.08    1.08     2.17    1.95    1.56    1.21   0.87

Book Value per share
at period-end:

  Historical(c) . . .      41.56   40.55    41.19   39.89   37.85   35.45  33.25


                          --------------------------------------------------------
                          At or for the Six
                             Months Ended
                               June 30,      At or For the Year Ended December 31,
                          -----------------  -------------------------------------
                            1997    1996     1996    1995    1994    1993   1992
                            ----    ----     ----    ----    ----    ----   ----


  Pro forma
  equivalent(b) . . .      42.30   39.79    41.01   28.32   24.98   23.47  20.70

_______________
(a)  The Premier pro forma dividends per share amounts represent historical dividends per share.

(b) The Sabina Bank pro forma equivalent per share amounts are calculated by multiplying the Premier pro forma per share amounts by the exchange ratio of 4.33.

(c)  Includes all issued and outstanding shares, including those owned by Sabina
     Bank's ESOP.


                                  INTRODUCTION

     This Proxy Statement/Prospectus is being furnished to shareholders of The Sabina Bank, Sabina, Ohio ("Sabina Bank") in connection with the solicitation of proxies by The Sabina Bank Board of Directors for use at the Special Meeting of Shareholders of Sabina Bank (the "Special Meeting") to be held at the principal offices of Sabina Bank at 135 N. Howard Street, Sabina, Ohio, on September __, 1997, at ______, Eastern Daylight Time, and at any adjournment or postponement thereof. At the Special Meeting, the shareholders of Sabina Bank will be asked to adopt the Agreement and Plan of Merger dated as of May 28, 1997 (the "Merger Agreement") among Premier Financial Bancorp, Inc. ("Premier"), PFBI Interim Bank, a wholly owned subsidiary of Premier ("Merger Sub"), and Sabina Bank, a copy of which is attached as Annex I hereto and more fully described herein. This Proxy Statement/Prospectus and the form of proxy and other materials accompanying this Proxy Statement/Prospectus are first being sent to shareholders of Sabina Bank on or about August __, 1997.

                                  THE COMPANIES

PREMIER FINANCIAL BANCORP, INC.

     Premier, a Kentucky corporation, is a bank holding company headquartered in Georgetown, Kentucky with five banking subsidiaries (the "Banks"). At June 30, 1997, Premier had total assets of $460.4 million (including net loans of $233.3 million and investment securities of $192.2 million), total deposits of $251.6 million, liabilities under agreements to repurchase securities of $120.3 million and total shareholders' equity of $41.2 million. The Banks' deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC") through the Bank Insurance Fund ("BIF"). The principal business of Premier is to serve as a holding company for its bank subsidiaries. See "Available Information"; "Incorporation of Certain Documents by Reference"; "Selected Consolidated Financial Data of Premier."

     Premier was incorporated in 1991. It was organized in connection with the reorganization of Citizens Deposit Bank and Trust Company, Vanceburg, Kentucky (the "Vanceburg Bank") into a holding company structure. The Vanceburg Bank is a banking corporation organized under the laws of Kentucky, resulting from the merger in 1930 of Deposit Bank, chartered in 1894, with Citizens Bank, chartered in 1903. In 1992, Premier acquired Bank of Germantown, Germantown, Kentucky (the "Germantown Bank"), a banking corporation organized under the laws of Kentucky in 1900. Premier in March, 1995 acquired Georgetown Bancorp, Inc. and its subsidiary, Georgetown Bank and Trust Company, Georgetown, Kentucky (the "Georgetown Bank"), a banking corporation organized under the laws of Kentucky in 1988, and in October, 1995, Citizens Bank, Sharpsburg, Kentucky (the "Sharpsburg Bank"), a banking corporation organized under the laws of Kentucky in 1903. On July 1, 1996,

Premier acquired Farmers Deposit Bank, Eminence, Kentucky (the "Eminence Bank"), a banking corporation organized under the laws of Kentucky in 1867.

     Premier focuses on providing quality community banking services to individuals and small-to-medium sized businesses primarily in non-urban areas. By seeking to provide such banking services in non-urban areas, Premier believes that it can minimize the competitive effect of larger financial institutions that typically are focused on large metropolitan areas. Through its experience in acquiring the Banks, Premier has successfully developed and implemented a strategy that allows community banks to affiliate with it, while retaining their commitment to local orientation and direction, and receive the benefit of Premier's capital base to promote growth and staff assistance to promote safety, soundness and regulatory compliance. The Banks are managed on a decentralized basis, offering customers direct access to the Banks' presidents and other officers in an environment conducive to friendly, informed and courteous service. This decentralized approach also enables each Bank to offer local and timely decision-making that provides flexibility with respect to operating procedures and credit policies, limited only by a framework of centralized risk controls provided by Premier to promote prudent banking practices. Each Bank maintains its community orientation by, among other things, having selected members of its community as members of its board of directors, who assist in the introduction of prospective customers to the Bank and in the development or modification of products and services to meet customer needs. As a result of developing strong banking relationships with their customers, through convenient and personalized service, the Banks have been successful in funding loan demand through growth in core deposits.

     The Banks provide community banking services through 12 locations in Central Kentucky. The Banks offer a wide variety of consumer and commercial lending and deposit services. The loans offered by the Banks include commercial, real estate, agricultural and consumer loans. The Banks' range of deposit services includes checking accounts, NOW accounts, savings accounts, money market accounts, club accounts, individual retirement accounts, certificates of deposit and overdraft protection. The Georgetown Bank, the Eminence Bank and the Vanceburg Bank also offer limited trust services and act as executor, administrator, trustee and in various other fiduciary capacities. Through Premier Data Services, Inc., Premier's data processing subsidiary, Premier currently provides centralized data processing services to three of the Banks as well as two non-affiliated banks.

     The executive offices of Premier are located at 120 N. Hamilton Street, Georgetown, Kentucky 40324, and Premier's telephone number is (502) 863-7500.

PFBI INTERIM BANK

     Merger Sub is a wholly owned commercial bank subsidiary formed by Premier under the laws of the State of Ohio for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub does not, and will not prior to the Merger, engage in any business activities or conduct any operations other than in connection with the transactions contemplated by the Merger Agreement.

THE SABINA BANK

     Sabina Bank is located in Sabina, Clinton County, Ohio and was established in 1875. Sabina Bank is a full service commercial bank whose principal business is the origination of 1-4 family residential mortgage loans, commercial and agricultural loans and consumer loans. In addition, Sabina Bank engages in an array of traditional banking activities, including the acceptance of savings and time deposit accounts, as well as checking and money market accounts and safety deposit box rentals. Sabina Bank's lending services include the making of secured real estate loans, home improvement loans, agricultural loans, commercial real estate, commercial and industrial loans, and consumer loans. Operating revenues are derived primarily from interest and fees on lending activities, as well as interest on municipal obligations and securities of the United States government and federal agencies. See "Sabina Bank Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Sabina Bank owns its main office located at 135 N. Howard Street, Sabina, Ohio 45169 (telephone number: (937) 584-2491). It also operates two ATM machines in Sabina. One is located at 416 East Washington Street, Sabina, Ohio. The other ATM was opened in February 1997 at 149 West Washington Street, Sabina, Ohio inside the Sabina Food Mart.

     At December 31, 1996, Sabina Bank had assets of $36.7 million, deposits of $31.7 million, and shareholders' equity of $4.6 million. See "Selected Consolidated Financial Data of Sabina Bank"; "Financial Statements of Sabina Bank."

     At December 31, 1996, Sabina Bank had 20 full-time employees and 3 part time employees. Management considers employee relations to be good.

     Sabina Bank is a commercial bank chartered under the laws of the State of Ohio, and is a member of the Federal Reserve System. Sabina Bank's deposits are insured by the BIF of the FDIC. As such, Sabina Bank is subject to extensive regulation by the Federal Reserve Board and the Ohio State Banking Department, Division of Financial Institutions. The lending, investment and other activities of Sabina Bank are subject to federal and state laws and the regulations and requirements of the Federal Reserve Board. Sabina Bank is also required to maintain certain minimum capital levels. The Federal Reserve Board regularly examines Sabina Bank for compliance, and Sabina Bank must file reports on a regular basis with the Federal Reserve Board providing financial and other operating data.

     Sabina Bank is a party to various legal proceedings arising from its operations. The management of Sabina Bank believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on Sabina Bank's financial position or results of operations.


                               THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, holders of the Common Stock, par value $1 per share, of Sabina Bank ("Sabina Bank Common Stock") will consider and vote upon a proposal to adopt the Merger Agreement and such other matters as may properly be brought before the Special Meeting. Management of Sabina Bank is not aware of any other matters to be brought before the Special Meeting.

     THE BOARD OF DIRECTORS OF SABINA BANK HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THE SHAREHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- REASONS FOR THE MERGER; RECOMMENDATION OF THE SABINA BANK BOARD OF DIRECTORS."

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

     Only shareholders of record of Sabina Bank at the close of business on August __, 1997 (the "Record Date") will be entitled to receive notice of the Special Meeting, and only holders of record of Sabina Bank Common Stock at that time will be entitled to vote at the Special Meeting. At the Record Date, Sabina Bank had outstanding 110,000 shares of Sabina Bank Common Stock. A majority of the outstanding shares of Sabina Bank Common Stock must be represented by person or by proxy at the Special Meeting in order for a quorum to be present.

VOTE REQUIRED

     The affirmative vote of the holders of two-thirds of the outstanding shares of Sabina Bank Common Stock entitled to vote thereon is required to adopt the Merger Agreement. Each share of Sabina Bank Common Stock is entitled to one vote.

     As of the Record Date, Sabina Bank's directors, executive officers and their affiliates may be deemed to be beneficial owners of approximately 43,360 shares of Sabina Bank Common Stock, or approximately 39.4% of the outstanding Sabina Bank Common Stock. The directors and executive officers of Sabina Bank have indicated that they intend to vote their shares for adoption of the Merger Agreement. The directors and executive officers of Sabina Bank have indicated that they intend to vote their shares for adoption of the Merger Agreement.

VOTING OF PROXIES

     All shares of Sabina Bank Common Stock represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, and not revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR the adoption of the Merger Agreement.

     If any other matters are properly presented for consideration at the Special Meeting, the persons named in the form of proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment to the same extent as the person signing the proxy would be entitled to vote.

REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time, without affecting any vote previously taken, by
(i) giving notice to the Secretary of Sabina Bank in writing or in open meeting or (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Sabina Bank before the taking of the vote at the Special Meeting. Any written notice of revocation or subsequent proxy should be sent and delivered to The Sabina Bank, 135 N. Howard Street, Sabina, Ohio, 45169, Attention: Secretary; or hand delivered to the Secretary of Sabina Bank at or before the taking of the vote at the Special Meeting.

DISSENTERS' RIGHTS

     Holders of Sabina Bank Common Stock have the right to dissent from the Merger and to receive payment of the fair cash value of their shares upon full compliance with Section 1701.85 of the Ohio General Corporation Law ("OGCL"). See "Dissenters' Rights." A copy of Section 1701.85 of the OGCL is attached hereto as Annex III. If holders of more than 10% of the outstanding shares of

Sabina Bank Common Stock properly demand dissenters' rights, Premier has the right to decline to consummate the Merger. See "The Merger Agreement -- Conditions to the Merger."

SOLICITATION OF PROXIES

     All expenses of solicitation of proxies from Sabina Bank shareholders will be borne by Sabina Bank. Sabina Bank will solicit proxies by mail, and Sabina Bank's directors, officers and employees may also solicit proxies by telephone, telegram, facsimile or personal interview. These persons will receive no additional compensation for these services but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Continuing arrangements also will be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Sabina Bank will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

     HOLDERS OF SABINA BANK COMMON STOCK SHOULD NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF SABINA BANK COMMON STOCK WITH THE ENCLOSED PROXY CARD.
IF THE MERGER IS CONSUMMATED, A LETTER OF TRANSMITTAL WILL BE MAILED TO EACH PERSON WHO WAS A HOLDER OF OUTSTANDING SHARES OF SABINA BANK COMMON STOCK IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE MERGER. SABINA BANK SHAREHOLDERS SHOULD SEND CERTIFICATES REPRESENTING SABINA BANK COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN, THE LETTER OF TRANSMITTAL.

                                   THE MERGER

MERGER CONSIDERATION

     Upon consummation of the Merger, each outstanding share of Sabina Bank Common Stock will be automatically converted (subject to the provisions with respect to fractional shares described under "Conversion of Sabina Bank Common Stock" below) into 4.33 Premier Common Shares. The exchange ratio of 4.33 Premier Common Shares for each share of Sabina Bank Common Stock (the "Exchange Ratio") was determined through negotiations between Premier and Sabina Bank, with Sabina Bank being advised with respect to such negotiations by Professional Bank Services, Inc. ("PBS"), its financial advisor. See "Opinion of Financial Advisor to Sabina Bank."

     Based upon the capitalization of Premier and Sabina Bank as of June 30, 1997, the shareholders of Sabina Bank will own Premier Common Shares representing approximately 10.2% of the outstanding voting power of Premier following consummation of the Merger.

                   BACKGROUND AND REASONS FOR THE MERGER

     In December, 1996, Sabina Bank engaged PBS to assist the Board in the preparation of a business plan that would enable Sabina Bank to remain independent for the foreseeable future. As the planning process progressed, it became increasingly apparent to the Board that achieving appropriate levels of profitability and growth necessary for independence would be extremely difficult in view of the significant competition and increasing regulatory burdens affecting small banks. The Board recognized that significant changes would be necessary to produce the returns that the Board considered adequate for the shareholders of Sabina Bank. At the conclusion of the strategic planning process, the Board decided to explore the benefits of selling Sabina Bank.

     The Board engaged IBS, which performed an analysis of Sabina Bank relative to comparable financial institutions and prepared a comparable merger transaction analysis to help the Board assess Sabina Bank's valuation in an acquisition context. In conjunction with IBS, the Board identified 21 financial institutions as potential acquirors, and IBS contacted those 21 companies to determine their interest in a possible affiliation with Sabina Bank. Fourteen of the 21 companies contacted indicated an interest in discussing a possible affiliation and, upon signing a confidentiality agreement, were provided with information regarding Sabina Bank to assist them in evaluating a possible affiliation. The initial evaluation process resulted in eight companies submitting non-binding indications of interest outlining the general terms upon which they would consider an affiliation with Sabina Bank.

     On April 15, 1997, representatives of IBS met with the Sabina Bank board to discuss the non-binding indications of interest. Three of the potential acquirors proposed an exchange of their shares for the Sabina Bank shares, and five of the potential acquirors proposed a cash purchase of the Sabina Bank shares. The Board, with the assistance of IBS, evaluated the different characteristics of each of the eight potential acquirors to determine their suitability as merger partners. The Board considered a number of factors, including, but not limited to, the amount and characteristics of the proposed consideration, including the market performance of the stock of each of the four companies proposing a stock exchange, the tax consequences of the proposed consideration, the characteristics of the markets served by the potential acquirors, the products and services offered by the potential acquirors and the prospects for Sabina Bank's employees.


     After considering and weighing various factors, the Board decided to pursue further discussions with two of the eight companies which had submitted written proposals. The Board met with representatives of the two bank holding companies to further assess the merits of their respective proposals. After these meetings had occurred, Premier, which had previously declined to submit a written proposal, informed IBS that, upon further consideration of its acquisition strategy and the specific characteristics of Sabina Bank, it would like to submit a written proposal. The Board met with representatives of Premier to evaluate Premier as a potential acquiror. Premier and one of the other bank holding companies were then invited to conduct a thorough due diligence review of Sabina Bank. Each of the two potential acquirors affirmed their proposed acquisition terms at the completion of the due diligence process. The Board met on May 15, 1997 to consider the final proposals of Premier and the other bank holding company.

     The Board favored Premier's proposal for several reasons. The Merger presents an opportunity for the shareholders of Sabina Bank to exchange their Sabina Bank shares in a non-taxable transaction for Premier's publicly traded shares at a premium relative to Sabina Bank's book value per share. Based on prevailing market values, the Premier offer had a higher aggregate value than the other offer then under consideration, and the Board was favorably impressed by Premier's record of profitability and growth. Since its initial public offering price of $13 per share in May, 1996, Premier's stock had achieved a market value of $16 per share on May 13, 1997. In conjunction with IBS, the Board evaluated Premier's prospects for increased profitability and growth.

     In addition to the attractiveness of the offer value, Premier proposed to keep the Sabina Bank as a separate subsidiary, whereas the other acquiror would merge Sabina Bank into its lead bank and serve the Sabina market as a branch of a bank located a considerable distance from Sabina. The Board viewed the ability to continue to operate Sabina Bank as a separate bank as a situation that would foster Sabina Bank's tradition of service to the community and preserve opportunities for the employees of Sabina Bank.

     Premier's outstanding shares, which will total more than 4.68 million after the Merger, are listed on the Nasdaq National Market under the symbol "PFBI" and are held by more than 2,000 beneficial owners. These characteristics and historical trading volumes indicate a ready market for Sabina Bank shareholders who want to sell all or part of their Premier Common Shares after the Merger. Those shareholders who continue to hold their shares, however, will realize at the Effective Time of the Merger a significant return on their investment in Sabina Bank while deferring the tax consequences of that gain.

     The asset size of Premier was another important consideration to the Board. Premier is large enough to support the staff and the technology necessary to offer products and services that Sabina Bank does not offer. While its size enables Premier to conduct these activities effectively and profitably, Premier, like Sabina Bank, has served the financial service needs of small communities, and there are many similarities between the business philosophy and customer-service orientation of Sabina Bank and Premier. Moreover, because of its size, Premier can offer Sabina Bank's employees more diverse opportunities for career advancement.

     The Board recognized that these features would provide the foundation for a combination that would benefit Sabina Bank's shareholders, its employees, its customers and the communities it serves. After carefully considering the relevant factors, the Board concluded that Premier was the most suitable acquiror and decided to proceed with the negotiation of a definitive agreement with Premier. On May 28, 1997, at the conclusion of arm's length negotiations between Sabina Bank and Premier, the Board of Sabina Bank met to consider approval of the terms of the Merger Agreement. At that meeting, representatives of PBS met with the Board to review the financial components of the Merger and advised the Board that, in the opinion of PBS, the financial consideration to be received by the Sabina Bank shareholders in the merger was fair to the Sabina Bank shareholders from a financial point of view.

     Based on all of the foregoing, the directors of Sabina Bank concluded that the terms of the Merger, as set forth in the Merger Agreement, were in the best interests of Sabina Bank and its shareholders.


OPINION OF FINANCIAL ADVISOR TO SABINA BANK

     PBS was engaged by Sabina Bank to advise Sabina Bank's Board of Directors as to the fairness of the consideration, from a financial perspective, to be paid by Premier to the Sabina Bank shareholders pursuant to the Merger Agreement. IBS, a subsidiary of PBS, was retained by the Board of Directors of Sabina Bank to evaluate and facilitate the possible sale of Sabina Bank.

     PBS is a bank consulting firm with offices in Louisville, Atlanta, Chicago, Nashville and Washington, D.C. IBS is a registered broker/dealer.
As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in valuing financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other matters. Neither PBS nor any of its affiliates has a material financial interest in Sabina Bank or Premier. PBS and IBS were selected to advise Sabina Bank's Board of Directors based upon their familiarity with Ohio financial institutions and knowledge of the banking industry as a whole.

     PBS performed certain analyses described herein and presented the range of values for Sabina Bank resulting from such analyses to the Board of Directors of Sabina Bank in connection with its advice as to the fairness of the consideration to be paid by Premier in the Merger.

     A fairness opinion of PBS was delivered to the Board of Directors of Sabina Bank on May 28, 1997, at a special meeting of the Board of Directors. PBS has updated such fairness opinion to the Board of Directors of Sabina Bank as of the date of this Proxy Statement/Prospectus. A copy of the updated fairness opinion, which includes a summary of the assumptions made and information analyzed in deriving the fairness opinion, is attached as Appendix II to this Proxy Statement/Prospectus (the "Fairness Opinion") and should be read in its entirety.

     In arriving at its Fairness Opinion, PBS reviewed certain publicly available business and financial information relating to Sabina Bank and Premier. PBS considered certain financial and stock market data of Sabina Bank and Premier, compared that data with similar data for certain other publicly held bank holding companies, and considered the financial terms of certain other comparable bank transactions in the states of Ohio and Indiana that had recently been effected. PBS also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information. PBS did not make an independent evaluation or appraisal of the assets of Sabina Bank or Premier. PBS took into account the contacts made by IBS with other financial institutions concerning their interest in a possible affiliation with Sabina Bank, and reviewed all correspondence and information received from such other financial institutions.

     As part of preparing the Fairness Opinion, PBS performed a due diligence review of Premier. As part of the due diligence, PBS reviewed the following items: minutes of the Board of Directors meetings from January 19, 1996 through December 10, 1996; reports filed with the Securities and Exchange Commission by Premier on Forms 10-K, 10-Q and 8-K for the years ended December 31, 1994, 1995 and 1996 and during 1997; reports of independent auditors and management letters and responses thereto for the year ended December 31, 1996; analysis and calculations of allowance for loan and lease losses as of December 31, 1996; internal loan review reports; investment portfolio activity reports; asset quality reports; the Uniform Bank Holding Company Performance Report for Premier as of December 31, 1996; Consolidated Reports of Condition and Income filed by Premier's subsidiary banks for the year ended December 31, 1996; and discussion of pending litigation and other issues with senior management of Premier.

     PBS reviewed and analyzed the historical performance of Sabina Bank contained in: Annual Reports and audited financial statements for the years ended December, 1994, 1995 and 1996 as well as unaudited March 31, 1997 financial statements; March 31, 1996, June 30, 1996, September 30, 1996 and December 31, 1996 Consolidated Reports of Condition and Income filed by Sabina Bank with the Federal Reserve Board; December 31, 1996 Uniform Bank Performance Report of Sabina Bank; historical common stock trading activity of the Bank; and the premises and other fixed assets. PBS reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of rendering the Fairness Opinion. In review of the aforementioned information, PBS took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

     In connection with rendering the Fairness Opinion and preparing its written and oral presentation to the Bank's Board of Directors, PBS performed a variety of financial analyses, including those summarized herein. Such summary does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analyses must be considered as a whole and that selecting portions of its analyses or factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Fairness Opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Sabina Bank's or Premier's control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     ACQUISITION COMPARISON ANALYSIS: In performing this analysis, PBS reviewed all bank acquisition transactions in the states of Indiana and Ohio (the "Regional Area") since 1990. There were 74 bank acquisition transactions in the Regional Area announced since 1990 for which detailed financial information was available. The purpose of this analysis was to obtain an evaluation range based on these Regional Area bank acquisition transactions. Median multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Sabina Bank. In addition to reviewing recent Regional Area bank transactions, PBS performed separate comparable analyses for acquisitions of banks which, like Sabina Bank, were located in the state of Ohio, had an equity-to-asset ratio between 10.00% and 14.00%, had a return on average equity ("ROAE") between 6.00% and 10.00%, and had total deposits between $20.0 and $50.0 million. Median values for the 74 Regional Area acquisitions expressed as multiples of both book value and earnings were 1.69 and 16.67, respectively. The median multiples of book value and earnings for acquisitions of banks located in the state of Ohio were 1.69 and 14.95, respectively. The median multiples of book value and earnings for acquisitions of Regional Area banks with equity-to-asset ratios between 10.00% and 14.00% were 1.58 and

18.34, respectively. For acquisitions of Regional Area banks with a ROAE between 6.00% and 10.00%, the median multiples were 1.61 and 20.42, respectively. The median multiples of book value and earnings for acquisitions of banks with total deposits between $20.0 and $50.0 million were 1.44 and 14.48, respectively.

     In the proposed Merger, Sabina Bank shareholders will receive 4.33 Premier Common Shares for each share of Sabina Bank Common Stock outstanding. On May 23, 1997, the average of the bid/asked price for a Premier Common Share on the Nasdaq National Market was $16.50 per share. Using this average price of $16.50 per Premier Common Share, the per share value to be received by Sabina Bank shareholders would equal $71.45 per share or an aggregate value of $7,858,950, which represents a multiple of Sabina Bank's March 31, 1997 book value and a multiple of its March 31, 1997 annualized earnings of
1.76 and 27.29 respectively.

     The market value of the proposed Merger's percentile ranking was prepared and analyzed with respect to the above Regional Area comparable group. Compared to all Regional Area bank transactions, the acquisition value ranked in the 63rd percentile as a multiple of book value and in the 89th percentile as a multiple of earnings. For bank transactions in the State of Ohio, the acquisition value ranked in the 59th percentile as a multiple of book value and in the 92nd percentile as a multiple of earnings. Compared to Regional Area bank transactions where the acquired institution had an equity-to-asset ratio between 10.00% and 14.00%, the acquisition value ranked in the 88th percentile as a multiple of book value and the 83rd percentile as a multiple of earnings. For Regional Area bank transactions where the acquired institution had a ROAE between 6.00% and 10.00%, the acquisition value ranked in the 88th percentile as a multiple of book value and the 93rd percentile as a multiple of earnings. For Regional Area bank acquisitions where the acquired institution had between $20.0 - $50.0 million in deposits, the acquisition value ranked in the 83rd percentile as a multiple of book value and in the 96th percentile as a multiple of earnings.

     ADJUSTED NET ASSET VALUE ANALYSIS: PBS reviewed Sabina Bank's balance sheet data to determine the amount of material adjustments required to shareholders' equity based on differences between the market value of Sabina Bank's assets and their value reflected on Sabina Bank's financial statements. PBS determined that two adjustments were warranted. Equity was increased $230,000 to reflect the assumed retirement of Sabina Bank's ESOP debt. PBS also reflected a value for non-interest bearing demand deposits of approximately $1,712,000. The aggregate adjusted net asset value of Sabina Bank was determined to be $6,416,000 or $58.33 per share of Sabina Bank Common Stock.

     DISCOUNTED EARNINGS ANALYSIS: A dividend discount analysis was performed by PBS pursuant to which a range of stand-alone values of

Sabina Bank was determined by adding (i) the present value of estimated future dividend streams that Sabina Bank could generate over a five-year period beginning in 1997 and ending in 2001, and (ii) the present value of the "terminal value" of Sabina Bank's earnings at the end of the year 2001. The "terminal value" of Sabina Bank's earnings at the end of the five-year period was determined by applying a multiple of 16.67 times the projected terminal year's earnings. The 16.67 multiple represents the median price paid as a multiple of earnings for all Regional Area bank transactions since 1990.

     Dividend streams and terminal values were discounted to present values using a discount rate of 12%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Sabina Bank's Common Stock. The aggregate value of Sabina Bank, determined by adding the present value of the total cash flows, was $6,804,000 or $61.85 per share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming that an annual growth rate of 6.0% and a consistent return on assets of 1.25% would remain in effect for the entire period, beginning in year six. Dividends also were assumed to be 70% of income for all years. This long-term projection resulted in a aggregate value of $6,190,000 or $56.28 per share of Sabina Bank Common Stock.

     SPECIFIC ACQUISITION ANALYSIS: PBS valued Sabina Bank based on an acquisition analysis assuming a "break-even" earnings scenario to an acquiror as to price, current interest rates and amortization of the premium paid. Based on this analysis, an acquiring institution would pay in the aggregate $5,707,000, or $51.88 per share, assuming it was willing to accept no impact to its net income in the initial year. This analysis was based on a funding cost of 6.5% adjusted for taxes, amortization of the acquisition premium over 15 years and a March 31, 1997 annualized earnings level adjusted for the termination of the ESOP of $308,000. This analysis was repeated assuming a potential acquiror would attain non-interest expense reductions of 10% in the transaction. Based on this analysis, an acquiring institution would pay in the aggregate $6,525,000 or $59.32 per share of Sabina Bank Common Stock.

     The Fairness Opinion is directed only to the question of whether the consideration to be received by Sabina Bank's shareholders under the Merger Agreement is fair and equitable from a financial perspective, and it does not constitute a recommendation to any Sabina Bank shareholder to vote in favor of approval and adoption of the Merger Agreement. No limitations were imposed on PBS or IBS regarding the scope of its investigation or otherwise by Sabina Bank.

     Based on the results of the various analyses described above, PBS concluded that the consideration to be received by Sabina Bank's shareholders under the Merger Agreement was fair and equitable from a financial perspective to the shareholders of Sabina Bank.

     PBS and IBS will receive fees in the amount of $10,000 plus one percent of the total transaction value for all services performed in connection with the Merger and rendering the Fairness Opinion. In addition, Sabina Bank has agreed to indemnify IBS, PBS and its directors, officers and employees from liability in connection with the Merger, and to hold IBS and PBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of IBS' or PBS' acts or decisions made in good faith and in the best interests of Sabina Bank.

EFFECTIVE TIME

     The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Ohio (the "Effective Time") or such later time as is specified on such certificate. The filing with respect to the Merger will occur on the first day that is five business days after satisfaction or waiver of the latest to occur of the conditions to the Merger unless another date is agreed to in writing by Premier and Sabina Bank.

     The Merger Agreement may be terminated by either party if, among other reasons, the Merger shall not have been consummated on or before December 31, 1997. See "The Merger Agreement -- Conditions to the Merger."

CONVERSION OF SABINA BANK COMMON STOCK; PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     The conversion of Sabina Bank Common Stock (other than shares as to which dissenters' rights are properly exercised ("Dissenting Shares")) into Premier Common Shares will occur automatically at the Effective Time.

     As soon as practicable after the Effective Time, Mid-America Bank of Louisville and Trust Company, Louisville, Kentucky, or another bank or trust company designated by Premier and reasonably acceptable to Sabina Bank, in its capacity as exchange agent (the "Exchange Agent"), will send a letter of transmittal to each Sabina Bank shareholder. The letter of transmittal will contain instructions with respect to the surrender of certificates representing Sabina Bank Common Stock to be exchanged for Premier Common Shares.

     SABINA BANK SHAREHOLDERS SHOULD NOT FORWARD SABINA BANK STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A LETTER OF TRANSMITTAL. SABINA BANK SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Until certificates representing Sabina Bank Common Stock are surrendered for exchange after consummation of the Merger, holders thereof will not be shareholders of Premier entitled to notice of or to vote on matters submitted to the shareholders of Premier, and each outstanding certificate representing Sabina Bank Common Stock shall represent after consummation of the Merger only the right to receive, upon surrender of such certificate, the merger consideration. Until the certificates representing Sabina Bank Common Stock are surrendered for exchange after consummation of the Merger, holders of such certificates will not be paid dividends on the Premier Common Shares into which such shares have been converted, but any such unpaid dividends will be paid, without interest, when such certificates are properly surrendered.

     All Premier Common Shares issued upon conversion of shares of Sabina Bank Common Stock shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Sabina Bank Common Stock, subject, however, to Sabina Bank's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Sabina Bank on Sabina Bank Common Stock in accordance with the Merger Agreement on or prior to the Effective Time and which remains unpaid at the Effective Time.

     No fractional Premier Common Shares will be issued to any Sabina Bank shareholder upon consummation of the Merger. For each fractional share that would otherwise be issued, Premier will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price for a Premier Common Share on the Nasdaq National Market on the business day immediately preceding the Effective Time.

NASDAQ NATIONAL MARKET LISTING

     It is a condition to the Merger that the Premier Common Shares to be issued in the Merger be authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

CONDUCT OF BUSINESS PENDING MERGER

     Pursuant to the Merger Agreement, Sabina Bank has agreed to carry on its business in the usual, regular and ordinary course and substantially in the same manner as conducted prior to the execution of the Merger Agreement. See "The Merger Agreement -- Certain Covenants."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligations of Premier and Sabina Bank to consummate the Merger are subject to various conditions, including: obtaining requisite shareholder and regulatory approvals; the absence of any materially burdensome requirement or condition imposed in connection with the obtaining of any such regulatory approvals; approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the Premier Common Shares; receipt of opinions in respect of certain Federal income tax consequences of the Merger and receipt of a letter from Premier's independent accountants to the effect that the Merger qualifies for "pooling of interests" accounting treatment; the average trading price for a Premier Common Share during a 20 consecutive trading day period ending five business days before the Effective Time being at least $14; and any Sabina Bank shareholders properly exercising dissenters' rights not owning more than 10% of the outstanding Sabina Bank Common Stock. See "The Merger Agreement -- Conditions to the Merger."

REGULATORY APPROVALS REQUIRED

     The Merger is subject to the prior approval of the Federal Reserve Board, the FDIC and the banking authorities of the Commonwealth of Kentucky and the State of Ohio.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Consummation of the Merger is condition upon there being delivered opinions of Eskew & Gresham, P.S.C., Premier's independent accountants, and Vorys, Sater, Seymour and Pease, special counsel to Sabina Bank, that, for federal income tax purposes, under current law, assuming that the Merger and related transactions will take place as described in the Merger Agreement, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Premier, Merger Sub and Sabina Bank will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     In that case, in the respective opinions of Eskew and Gresham, P.S.C., and Vorys, Sater, Seymour and Pease, the following would be the material Federal income tax consequences of the Merger:

     (i) No gain or loss will be recognized by Sabina Bank, Premier or Merger Sub in the Merger;

     (ii) No gain or loss will be recognized by the shareholders of Sabina Bank upon their receipt of Premier Common Shares in exchange for their Sabina Bank Common Stock, except that shareholders who receive cash proceeds for fractional interests in Premier Common Shares will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to their fractional share of interest, and such gain or loss will constitute capital gain or loss if their Sabina Bank Common Stock is held as a capital asset at the Effective Time;

     (iii) The tax basis of the Premier Common Shares (including fractional share interests) received by the shareholders of Sabina Bank will be the same as the tax basis of their Sabina Bank Common Stock exchanged therefor; and

     (iv) The holding period of Premier Common Shares in the hands of Sabina Bank shareholders will include the holding period of their Sabina Bank Common Stock exchanged therefor, provided such Sabina Bank Common Stock is held as a capital asset at the Effective Time.

     Shareholders who receive cash proceeds upon the surrender of Sabina Bank Common Stock to Sabina Bank pursuant to the exercise of dissenters' rights will be treated as having effected a taxable sale or exchange of such shares, and such shareholder will recognize gain or loss equal to the difference between the amount received for such shares and the shareholder's tax basis for such shares. Subject to the limitations imposed by Section 302 of the Code, such gain or loss will constitute a capital gain or loss if such shares are held as a capital asset at the Effective Time.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH SABINA BANK SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of Premier and Sabina Bank will be carried forward to Premier at their recorded amounts; income of Premier will include income of Premier and Sabina Bank for the entire fiscal year in which the Merger occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income of Premier.

     The Merger Agreement provides that a condition to the consummation of the Merger is the receipt of a letter from the independent accountants of Premier to the effect that the Merger qualifies as a "pooling of interests" for accounting and financial reporting purposes. In the event such condition is not met, the Merger would not be consummated unless the condition were waived and approval of those shareholders entitled to vote on the Merger was resolicited.

EFFECT ON SABINA BANK'S ESOP; EMPLOYEE BENEFITS

     The Merger Agreement provides that Sabina Bank will terminate the Sabina Bank Employee Stock Ownership Plan (the "ESOP") as soon as practicable following the Merger in a manner that is consistent with the Employee Retirement Income Security Act ("ERISA") and the ESOP's governing documents and does not result in any unnecessary federal income tax consequences to the ESOP. Sabina Bank has agreed not to make any further contributions to the ESOP without Premier's written consent. Following the Merger, in addition to other employee benefits from time to time provided by Premier directly or through its subsidiaries, Sabina Bank employees that are participants in the ESOP will be eligible as employees of Premier to participate in the Premier 401(k) Retirement Plan.

     After the Effective Time, the officers and employees of Sabina Bank will be provided with such employee benefits as Premier, directly or through its subsidiaries, generally provides to officers and employees. For purposes of providing such benefits, Premier will credit such officers and employees for years of service at Sabina Bank prior to the Effective Time for all purposes for which such service was recognized by Sabina Bank.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     From a period of three years from the Effective Time of the Merger, Premier has agreed to indemnify each officer, director or employee of Sabina Bank against losses, claims and liabilities arising out of acts or omissions occurring prior to the Effective Time to the extent that Sabina Bank is permitted under Ohio law and its articles of incorporation and code of regulations to indemnify such person.

     The security ownership of directors and officers of Sabina Bank is set forth under "Principal Holders of Sabina Bank Common Stock and Ownership of Management."

RESALE OF PREMIER COMMON SHARES

     The Premier Common Shares issued pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any Sabina Bank shareholder who may be deemed to be an "affiliate" of Sabina Bank for purposes of Rule 145 under the Securities Act. It is expected that each such affiliate will enter into an agreement with Premier providing that such affiliate will not transfer any such Premier Common Shares received in the Merger except in compliance with the Securities Act and accounting series releases of the Commission relating to the "pooling of interests" method of accounting. This Proxy Statement/Prospectus does not cover resales of Premier Common Shares.

                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

SABINA BANK

     Following the Merger, the directors, officers and employees of Sabina Bank serving immediately prior to consummation of the Merger will continue to serve in such positions. However, the number of directors of Sabina Bank may be increased to permit J. Howell Kelly, Premier's President and Chief Executive Officer, or such other person as may be designated by Premier, to serve as a director of Sabina Bank.

     The Merger is not expected to substantially alter the operations of Sabina Bank. Sabina Bank will retain its separate corporate existence, charter and name, although it will be a wholly owned subsidiary of Premier. Premier has informed the Board of Directors of Sabina Bank that its strategy following the Merger is to allow Sabina Bank to retain its commitment to local orientation and direction, while having the benefit of Premier's capital for growth and staff assistance to promote safety, soundness and regulatory compliance. Premier has further informed the Board of Directors of Sabina Bank that it intends for Sabina Bank to be managed on a decentralized basis, allowing customers direct access to Sabina Bank's officers in an environment conducive to friendly, informed and courteous service, local and timely decision-making, and flexibility with respect to operating procedures and credit policies limited only by a framework of centralized risk controls provided by Premier to promote prudent banking practices.

PREMIER

     Following the Merger, the directors and executive officers of Premier serving immediately prior to consummation of the Merger will continue to serve in such positions. See "Incorporation of Certain Documents by Reference."


                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is Annex I to this Proxy Statement/Prospectus. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated herein by reference.

THE MERGER

     Pursuant to the Merger Agreement and on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged into Sabina Bank. Following the Merger, Sabina Bank will be a wholly owned subsidiary of Premier. The closing of the Merger (the "Closing") will take place on the first day that is five business days after the satisfaction or waiver of the conditions to the Merger unless another date is agreed to in writing by Premier and Sabina Bank (the "Closing Date"). The Effective Time of the Merger will occur upon the filing of a certificate of merger with the Secretary of State of the State of Ohio on the Closing Date or at such later time as is specified on such certificate.

CONVERSION OF SABINA BANK COMMON STOCK

     At the Effective Time of the Merger, pursuant to the Merger Agreement, (i) each issued and outstanding share of Sabina Bank Common Stock, other than shares held directly or indirectly by Premier (excluding shares in trust accounts, managed accounts and the like held by any subsidiary of Premier that are beneficially owned by third parties) and shares with respect to which dissenters' rights are properly exercised, will be converted into the right to receive 4.33 Premier Common Shares, and upon such conversion all such outstanding shares of Sabina Bank Common Stock will be canceled and retired and will cease to exist and (ii) each issued and outstanding share of Merger Sub held by Premier will be converted into 1,000 shares of common stock of Sabina Bank, the surviving corporation in the Merger.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains customary representations and warranties by both Premier and Sabina Bank as to, among other things, (i) due organization, good standing and absence of violations of constitutive documents, (ii) ownership of subsidiaries and other investments, (iii) capital structure, (iv) requisite corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, due authorization, execution and delivery of the Merger Agreement, validity and enforceability of the Merger Agreement and the compliance of the Merger with constitutive documents, agreements and applicable laws, (v) required filings and approvals, (vi) financial statements (in the case of Sabina Bank) and financial and other disclosure contained in documents filed with the Commission (in the case of Premier) and the absence of undisclosed liabilities, (vii) absence of certain material changes or events, (viii) information to be supplied by each in connection with the Registration Statement and this Proxy Statement/Prospectus and (ix) corporate documents, books and records.

     The Merger Agreement also contains representations and warranties by Sabina Bank as to (i) its allowance for credit losses, (ii) environmental matters,
(iii) the absence of material violations or defaults under constitutive documents, contracts, other agreements and judicial or administrative orders,
(iv) compliance with licenses, permits and applicable laws, (v) certain litigation, (vi) tax matters, (vii) material contracts, (viii) employee benefit plans, (ix) subsidiaries, (x) agreements with bank regulators, (xi) title to properties, (xii) insurance and (xiii) potential competing interests by any director, officer, key employee or 10% or more shareholder of Sabina Bank.

CERTAIN COVENANTS

     CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, Sabina Bank has agreed to operate according to its ordinary and usual course of business consistent with past practice, to seek to preserve intact its current business organization and keep available the services of its current directors, officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it so as not to impair its goodwill and ongoing business prior to the Effective Time. Sabina Bank has agreed, among other things, not to (i) declare any dividends or make any other distributions in respect of Sabina Bank Common Stock, except that if the Effective Time has not occurred before the record date for the dividend on Premier Common Shares for the calendar quarter ended December 31, 1997, Sabina Bank may declare a special dividend on Sabina Bank Common Stock to holders of record of such shares as of the record date established therefor, in an amount per share equal to the product of 4.33 multiplied by the dividend declared on each Premier Common Share for the calendar quarter ended December 31, 1997, (ii) issue or sell any shares of Sabina Bank Common Stock, (iii) amend its articles of incorporation or its code of regulations, (iv) sell or otherwise dispose of its properties or assets other than in the ordinary course of a commercial banking business consistent with past practice, (v) incur any indebtedness for borrowed money or make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of a commercial banking business consistent with past practice, (vi) increase the compensation payable to its officers or employees, grant any severance or termination pay to, or enter into any employment or severance arrangement with, any director, officer or employee, or establish, adopt, enter into or amend in any material respect or take action to accelerate any rights or benefits under any employee benefit plan, or (vii) make any capital expenditures.

     Pursuant to the Merger Agreement, Premier and Sabina Bank have each agreed that it will not take any action that would, or that could reasonably be expected to, result in (i) any representations and warranties of such party set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger not being satisfied.

     SOLICITATION OF ACQUISITIONS PROPOSALS. Pursuant to the Merger Agreement, Sabina Bank has agreed that it will not, and that it will direct and use its best efforts to cause its officers, directors, employees and any investment banker, attorney or other advisor or representative of it not to, (i) initiate, solicit or encourage the submission of any Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) engage in any negotiations or discussions with or furnish any information or data to, any third party relating to an Acquisition Proposal. Sabina Bank and the Sabina Bank Board of Directors, however, may (a) furnish information to, and participate in discussions or negotiations with, any person in connection with an unsolicited bona fide written Acquisition Proposal to Sabina Bank or its shareholders if and to the extent the Board of Directors determines in good faith based on written advice of its outside legal counsel that such action is necessary for the Board of Directors to comply with its fiduciary duties to Sabina Bank shareholders under applicable law, and (b) comply with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal.
For purposes of the Merger Agreement, "Acquisition Proposal" means any proposal or offer to Sabina Bank or its shareholders with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Sabina Bank.

     OTHER ACTIONS. Pursuant to the Merger Agreement, each party has agreed to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective the Merger and other transactions contemplated by the Merger Agreement.

     INDEMNIFICATION. Pursuant to the Merger Agreement, Premier has agreed to indemnify for a period of three years from the Effective Time each officer, director and employee of Sabina Bank against losses, claims and liabilities arising out of acts or omissions occurring prior to the Effective Time to the fullest extent Sabina Bank is permitted under Ohio law and its articles of incorporation and code of regulations to indemnify such person.

     ACCESS TO INFORMATION. Pursuant to the Merger Agreement, each of Premier and Sabina Bank has agreed to afford to the other and to its officers, employees, accountants, counsel and other representatives reasonable access during normal business hours prior to the Effective Time to all of its respective properties, books, contracts, personnel and records. Except as required by law, Premier and Sabina Bank have agreed to hold any non-public information in confidence.

     CERTAIN OTHER COVENANTS. The Merger Agreement also contains customary covenants applicable to transactions like the Merger, including covenants relating to (i) each party's obligation to pay its own fees and expenses, (ii) execution and delivery of closing documentation and (iii) use of reasonable efforts to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and to be recorded for accounting purposes as a "pooling of interests."

CONDITIONS TO THE MERGER

     The obligations of Premier and Merger Sub, on the one hand, and Sabina Bank, on the other hand, to consummate the Merger are subject to certain conditions, including the following: (i) approval and adoption of the Merger Agreement by the affirmative vote of a majority of the outstanding shares of Sabina Bank Common Stock; (ii) the receipt of all authorizations, consents, orders or approvals of any governmental or regulatory authorities that are necessary for the consummation of the Merger; (iii) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; (iv) the receipt by Parent, Merger Sub and Sabina Bank of a letter from Eskew & Gresham, P.S.C., Premier's independent accountants, to the effect that the Merger qualifies for "pooling of interests" accounting treatment; (v) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; (vi) the absence of any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any governmental or regulatory authority that, in connection with the grant of any governmental or regulatory approval, imposes any condition or restriction upon Premier or its subsidiaries, or Sabina Bank, that materially adversely impacts the economic or business benefits of the Merger so as to render inadvisable the consummation of the Merger; and (vii) the Premier Common Shares issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market subject to official notice of issuance.

     The obligations of Premier and Merger Sub to consummate the Merger are also subject to certain additional conditions, including the following: (i) the accuracy of the representations and warranties of Sabina Bank set forth in the Merger Agreement; (ii) Sabina Bank having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; (iii) the obtaining by Sabina Bank of the consent or approval of each person whose consent or approval shall be required in order to permit the succession by Sabina Bank, as the surviving corporation pursuant to the Merger, to any obligation, right or interest of Sabina Bank under any material contract, agreement or instrument; (iv) receipt by Premier of an opinion of Eskew & Gresham, P.S.C., to the effect that the Merger will treated for Federal income tax purposes as a reorganization within the meaning Section 368(a) of the Code;

(v) the receipt by Premier from each affiliate of Sabina Bank of an "affiliate's letter"; and (vi) the shareholders of Sabina Bank who properly exercise dissenters' rights in connection with the Merger, if any, owning not more than 10% of the outstanding shares of Sabina Bank Common Stock.

     The obligation of Sabina Bank to consummate the Merger is also subject to additional conditions, including the following: (i) the accuracy of the representations and warranties of Premier and Merger Sub set forth in the Merger Agreement; (ii) Premier and Merger Sub having performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date; (iii) the obtaining by Premier of the consent or approval of each person whose consent or approval shall be required in connection with the Merger under any material contract, agreement or instrument;
(iv) receipt by Sabina Bank of an opinion of Vorys, Sater, Seymour and Pease, to the effect that the Merger will treated for federal income tax purposes as a reorganization within the meaning Section 368(a) of the Code; (v) the receipt by Sabina Bank from each affiliate of Premier of an "affiliate's letter;" and (vi) the average closing price per Premier Common Share for the 20 consecutive trading days ending on the fifth business day prior to the Effective Time of the Merger shall be at least $14.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger pursuant to the mutual written consent of Premier and Sabina Bank and at the option of either Premier or Sabina Bank under certain circumstances, including the following: (i) if at the Special Meeting the Merger Agreement is not approved and adopted by the shareholders of Sabina Bank;
(ii) if the Merger shall not have been consummated on or before December 31, 1997, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; (iii) if any court or other governmental agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger; (iv) in the event of a material breach by the other party to the Merger Agreement; or
(v) if (a) all the conditions to the Merger that are conditions to the obligations of both Premier and Sabina Bank have been satisfied and (b) any of the conditions to the obligations of the terminating party to consummate the Merger cannot be satisfied on or before December 31, 1997.

     In addition, the Merger Agreement may be terminated at the option of Sabina Bank if the Sabina Bank Board of Directors determines that an Acquisition Proposal is more favorable to the shareholders of Sabina Bank than the transactions contemplated by the Merger Agreement and such Board of Directors shall concurrently approve, and Sabina Bank shall concurrently enter into, a definitive agreement providing for the implementation of the transactions contemplated by such Acquisition Proposal. In order to terminate the Merger Agreement under this provision, Sabina Bank must give Premier at least five business days' notice of its intention to terminate, and the Sabina Bank Board of Directors is required to take into account the terms of any revised proposal made by Premier during such five business-day period.

EFFECTS OF TERMINATION

     If any person makes an Acquisition Proposal with respect to Sabina Bank and thereafter (i) the Merger Agreement is terminated (a) for failure to obtain the approval and adoption of the Merger Agreement by the shareholders of Sabina Bank, (b) because the Closing shall not have occurred on or before December 31, 1997 (if at the time of termination Sabina Bank is in material breach of the Merger Agreement and such breach cannot be or has not been cured within 30 days after Sabina Bank becomes aware of such breach or such shorter period as may elapse between the date Sabina Bank becomes aware of such breach and the time of termination, (c) because a court of competent jurisdiction or other governmental agency shall have issued an order, decree or ruling or taken any action permanently enjoining, restraining or otherwise prohibiting the Merger (if at the time of termination Sabina Bank is in material breach of the Merger Agreement and such breach cannot be or has not been cured within 30 days after Sabina Bank becomes aware of such breach or such shorter period that may elapse between the date Sabina Bank becomes aware of such breach and the time of termination), (d) by Premier as a result of the breach of the Merger Agreement by Sabina Bank, (e) by Premier because any of the conditions to its obligations is not capable of being satisfied prior to December 31, 1997 or (f) by Sabina Bank to permit Sabina Bank to enter into a definitive agreement providing for the implementation of another Acquisition Proposal, and (ii) a definitive agreement with respect to an Acquisition Proposal is executed or an Acquisition Proposal is consummated at or within 12 months after such termination, then Sabina Bank shall pay to Premier a fee of $350,000 (reduced by any amount actually paid by Sabina Bank pursuant to the next paragraph in connection with such termination).

     If the Merger Agreement is terminated for the failure to obtain approval of the Merger Agreement by the shareholders of Sabina Bank, then Sabina Bank shall reimburse Premier for all its reasonable out-of-pocket expenses actually incurred in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $100,000.

     In the event of termination of the Merger Agreement, the Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Premier, Merger

Sub or Sabina Bank, other than (i) liability with respect to termination payments and reimbursement of fees and expenses as described above, (ii) each party's obligation to pay its own fees and expenses (except as set forth above with respect to reimbursement of fees and expenses), (iii) certain obligations of confidentiality and (iv) liability resulting from any willful and material breach by any party to the Merger Agreement.

                      DESCRIPTION OF PREMIER CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Premier consists of 11 million shares, of which 10 million are Common Shares, without par value, and 1 million are Preferred Shares, without par value. Premier has 4,209,090 Common Shares issued and outstanding, 100,000 Common Shares reserved for issuance under the Premier 1996 Employee Stock Ownership Incentive Plan and 476,300 Common Shares reserved for issuance in connection with the Merger. No Preferred Shares are outstanding or reserved for issuance.

COMMON SHARES

     Holders of Common Shares will be entitled to one vote for each share on all matters voted on by shareholders, other than the election of directors, and, except as required by law or provided in any resolution adopted by Premier's Board of Directors with respect to any series of Preferred Shares, will exclusively possess all voting power. In the election of directors, holders of Common Shares have cumulative voting rights whereby each holder is entitled to vote the number of shares held multiplied by the number of directors to be elected, and each holder may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Holders of Common Shares do not have any conversion, redemption or preemptive rights. Subject to any preferential rights of any outstanding series of Preferred Shares designated by Premier's Board of Directors from time to time, the holders of Common Shares will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of Premier available for distribution to such holders.

PREFERRED SHARES

     The Board of Directors of Premier is authorized to provide for the issuance of Preferred Shares, in one or more series, and to fix for each such series such voting powers, designations, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the Board of Directors providing for the issuance of such series and as are permitted by the Kentucky Business Corporation Act (the "KBCA").

SHARES AVAILABLE FOR FUTURE ISSUANCE

     Following the Merger, Premier will have 5,214,610 authorized Common Shares and all of its authorized Preferred Shares remaining available for issuance as the need arises in connection with future acquisitions, combinations, equity financings, share distributions and dividends, employee benefit plans and other corporate purposes. The issuance of additional Common Shares and the issuance of any Preferred Shares may occur without further authorization by shareholders on such terms as Premier's Board of Directors, subject to its fiduciary duties, may lawfully determine. The effect of the issuance of additional Common Shares (other than on a pro rata basis among holders of Common Shares) would be to dilute the present voting power and, depending on the terms of issuance, possibly the book or market value of the Common Shares from that prior to such issuance.

     The ability to issue additional Common Shares or any Preferred Shares, in addition to the other corporate purposes described above, could enable the Premier Board of Directors to make more difficult the replacement of incumbent directors or the accomplishment of certain business combinations or takeover attempts opposed by the Board of Directors, even though any such business combination or takeover attempt may be supported by holders of a significant percentage of Premier's outstanding Common Shares.

     Premier presently has no plan, understanding or arrangement to issue additional Common Shares, other than in connection with the Merger or upon the proper exercise of stock options granted pursuant to Premier's 1996 Employee Stock Ownership Incentive Plan. However, in view of Premier's strategy to aggressively pursue acquisitions of bank holding companies, banks (or their branches), thrift institutions (or their branches) or companies conducting businesses deemed closely related to banking or managing or controlling banks or thrift institutions, Premier believes that it is likely that additional Common Shares and possibly Preferred Shares may be issued in the future in connection with acquisitions that Premier may be able to make in the future.

            COMPARISON OF RIGHTS OF HOLDERS OF PREMIER COMMON SHARES
                          AND SABINA BANK COMMON STOCK

     The rights of Sabina Bank shareholders are governed principally by the OGCL, and the articles of incorporation and code of regulations of Sabina Bank. The rights of shareholders of Premier are governed principally by the KBCA and the articles of incorporation and bylaws of Premier. In many instances, including dividend rights, removal of directors, indemnification of directors and officers, rights of appraisal, rights of inspection of corporate books and records and liquidation rights, the rights of the holders of Sabina Bank Common Stock are substantially the same as the rights of the holders of Common Shares of Premier. The following summary compares certain rights of the holders of Sabina Bank Common Stock to the rights of holders of Premier Common Shares in areas where those rights are materially different.

CUMULATIVE VOTING IN ELECTION OF DIRECTORS

      Under the OGCL, shareholders have cumulative voting rights in an election of directors unless the corporation's articles of incorporation provide otherwise (which the articles of incorporation of Sabina Bank do). Consequently, shareholders of Sabina Bank are not entitled to cumulative voting in an election of directors.

      Under the KBCA and the Constitution of the Commonwealth of Kentucky, shareholders of Kentucky corporations (as is Premier) are entitled to cumulative voting rights in an election of directors. In an election of directors, each shareholder has a number of votes equal to the product of (i) the number of shares that such shareholder is entitled to vote in such election, multiplied by (ii) the number of positions on the board of directors to be filled in such election. The shareholder may divide such votes among two or more nominees in such manner as he shall determine or he may cumulate such votes and vote all of them for one nominee.

LIABILITY OF DIRECTORS

     Under the OGCL, a director is liable in damages for any action he or she takes or fails to take as a director only if it is proved by clear and convincing evidence that such action or failure to act involved an act or omission undertaken with either deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation. The limitation on liability will not apply to the improper payment of dividends, distribution of assets, redemption or purchases of the corporation's own shares, the making of certain loans or certain transactions between the corporation and one or more interested directors. Moreover, the statutory limitation on liability will not apply if at the time of the relevant act or failure to act a corporation's articles of incorporation or regulations specifically so provide. Neither the Sabina Bank articles of incorporation nor its code of regulations contain a provision denying the statutory limitation on liability.

     The KBCA permits a corporation to include in its articles of incorporation a provision eliminating the liability of its directors to such corporation or its shareholders for monetary damages arising from a breach of fiduciary duty, except for: (i) any transaction in which the director's personal financial interest is in conflict with the financial interests of the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law,
(iii) any vote for or assent to an unlawful distribution to shareholders as prohibited under the KBCA, or (iv) any transaction from which the director derives an improper personal benefit. The articles of incorporation of Premier contain such a provision eliminating the liability of its directors to Premier or its shareholders for monetary damages.

CALL OF SPECIAL MEETINGS

     Under the OGCL, a special meeting of shareholders may be called by (i) the holders of 25% of the outstanding shares of a corporation entitled to vote at such meeting, unless the corporation's regulations specify another percentage, which in no event may be greater than 50%; (ii) the directors by action at a meeting or a majority of the directors acting without a meeting; or (iii) the chairman of the board, the president or, in case of the president's absence, death or disability, the vice president authorized to exercise the authority of the president. The Sabina Bank code of regulations provides that special meetings of Sabina Bank shareholders may be called by the Chairman of the Board, the President and Chief Executive Officer, the Sabina Bank Board or the holders of 25% of the outstanding Sabina Bank Common Stock.

     Under the KBCA, a special meeting of shareholders may be called by (i) the holders of one-third of the outstanding shares of a corporation entitled to vote at such meeting, unless the corporation's bylaws specify another percentage (which the Premier bylaws do not); (ii) the directors; or (iii) the person or persons authorized to do so by the articles of incorporation or bylaws of the corporation. The Premier bylaws provide that special meetings of Premier shareholders may be called by the chief executive officer, a majority of the directors or the holders of one-third of the outstanding shares entitled to vote at such meeting.

ACTION BY SHAREHOLDERS WITHOUT A MEETING

     Under the OGCL, unless the articles of incorporation or the regulations of the corporation provide otherwise, any action that may be authorized or taken by shareholders at a meeting may be authorized or taken without a meeting with the unanimous written consent of all shareholders who would be entitled to notice of a meeting of shareholders held for such purpose. Neither the articles of incorporation nor the code of regulations of Sabina Bank eliminate the ability of shareholders of Sabina Bank to act by unanimous written consent in lieu of a meeting.

     Under the KBCA, unless the articles of incorporation or bylaws of the corporation provide otherwise (neither the articles of incorporation or bylaws of Premier provide otherwise), any action that may be authorized or taken by shareholders at a meeting may be authorized or taken without a meeting with the unanimous written consent of all shareholders who would be entitled to notice of a meeting of shareholders held for such purpose. Further, where the articles of incorporation so provide (and the articles of incorporation of Premier do so provide), any action except the election of directors that may be authorized or taken by shareholders at a meeting may be authorized or taken without a meeting with the written consent of shareholders holding at least 80% of the voting power of the corporation who would be entitled to notice of a meeting of shareholders held for such purpose.

AMENDMENT TO ARTICLES OF INCORPORATION

     To approve an amendment to the articles of incorporation proposed by the Sabina Bank Board, the OGCL requires the approval of shareholders holding two-thirds of the voting power of the corporation, unless the corporation's articles of incorporation permits approval by the affirmative vote of a greater or lesser proportion, but not less than a majority of such voting power (which the articles of incorporation of Sabina Bank do not).

     To approve a charter amendment proposed by the Premier Board, the KBCA requires the approval of shareholders holding a majority of the voting power of the corporation, unless the corporation's charter permits approval by the affirmative vote of a greater proportion (which the articles of incorporation of Premier do not).

AMENDMENT TO CODE OF REGULATIONS OR BYLAWS

     The OGCL provides that only shareholders of a corporation have the power, by the affirmative vote of the holders of a majority of the voting power, by the written consent of the holders of two-thirds of the voting power or by such greater or lower proportion of the voting power specified in the articles of incorporation, but not less than a majority, to adopt or amend that corporation's code of regulations. The Sabina Bank code of regulations requires that such amendments be approved by the affirmative vote of the holders of a majority of the voting power entitled to vote on such matter at a meeting held for such purpose or by the written consent of the holders of shares representing two-thirds of the voting power.

     Under the KBCA, a corporation's board of directors may amend or repeal the corporation's bylaws unless the corporation's articles of incorporation reserve this power exclusively to the shareholders in whole or in part (the articles of incorporation of Premier do not) or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation's shareholders may amend or repeal the corporation's bylaws, even though the bylaws may also be amended or repealed by the board of directors, by the affirmative vote of the holders of a majority of the voting power exercised with respect to such proposal to amend or repeal the bylaws, unless the articles of incorporation or bylaws require a greater affirmative vote (which the articles of incorporation or bylaws of Premier do not).

APPROVAL OF MERGERS, ASSET SALES AND CERTAIN OTHER TRANSACTIONS

     In addition to Board approval, the OGCL requires approval of certain mergers, consolidations, dissolutions, dispositions of all or substantially all of a corporation's assets, majority share acquisitions and combinations involving the issuance of shares with one-sixth or more of the voting power of the corporation, by the affirmative vote of holders of two-thirds of the voting power of the corporation, unless the articles of incorporation or the regulations specify a different proportion (but not less than a majority). Neither the articles of incorporation nor code of regulations of Sabina Bank provide for a different proportion of voting power to approve any of such matters.

     In addition to Board approval, the KBCA requires approval of certain mergers, consolidations, dissolutions, dispositions of all or substantially all of a corporation's assets and share exchanges by the affirmative vote of a majority of the voting power of the corporation, unless the articles of incorporation specify a different proportion (which the articles of incorporation of Premier do not). The KBCA does not require approval of share acquisitions (majority or otherwise) or combinations involving the issuance of shares with a certain percentage of the voting power of the corporation.

AUTHORIZED CAPITAL STOCK

     Sabina Bank has only one class of capital stock authorized in its articles of incorporation, Sabina Bank Common Stock. All 110,000 shares of Sabina Bank Common Stock so authorized are issued and outstanding and, consequently, Sabina Bank is unable to issue any additional shares of capital stock without an amendment to its articles of incorporation, which requires shareholder approval.

     Premier has two classes of capital stock authorized in its articles of incorporation, Common Shares and Preferred Shares. Following the Merger, Premier will have 5,214,610 authorized Common Shares and 1,000,000 authorized Preferred Shares remaining available for issuance, any of which may be issued without further authorization by shareholders on such terms as Premier's Board of Directors, subject to its fiduciary duties, may lawfully determine. The ability to issue such shares could enable the Premier Board of Directors to make more difficult the replacement of incumbent directors or the accomplishment of certain business combinations or takeover attempts opposed by the Board of Directors. See "Description of Premier Capital Stock - Shares Available for Future Issuance."

            SABINA BANK MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS
                            OF OPERATIONS


     This discussion presents management's analysis of the primary factors affecting the performance and financial condition of Sabina Bank. It should be read in conjunction with the accompanying audited consolidated financial statements beginning on page F-1 of this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

EARNINGS SUMMARY. Net income for the six months ended June 30, 1997 of $132,000 or $1.28 per share was 29.0% less than net income of $186,000 or $1.82 per share for the six months ended June 30, 1996. This decrease was due primarily to a $83,000 increase in non-interest expense and a $5,000 decrease in net interest income. The return on stockholders' equity and return on average assets were 5.8% and
 .73%, respectively, for the six months ended June 30, 1997, compared to 8.4% and 1.02%, respectively, for the same period in 1996.

     Sabina Bank's net income for 1996 was $288,000 or $2.82 per share, an increase of 5.1% over the $274,000 for 1995. Net income for 1994 was $310,000 or $36,000 higher than 1995. The increase in net income from 1995 to 1996 was primarily due to a $168,000 decrease in non-interest expenses from $1,450,000 in 1995 to $1,282,000 in 1996 and a $44,000 increase in non-interest income partially offset by an $85,000 decrease in net interest income and a $75,000 increase in the provision for loan losses. The net income in 1994 was higher than both 1996 and 1995 primarily due to higher net interest income. The return on shareholders' equity and return on average assets were 6.4% and 0.79%, respectively, for the year ended December 31, 1996, compared to 6.5% and 0.75%, respectively, for 1995 and 7.6% and 0.74%, respectively, for 1994.

NET INTEREST INCOME. Sabina Bank's primary source of revenue is its net interest income, which is the difference between the interest received on its earning assets and the interest paid on the funds acquired to support those assets. Loans made to businesses and individuals are the primary interest earning assets, followed by investment securities and federal funds sold in the inter-bank market. Deposits are the primary interest bearing liabilities used to support the interest earning assets. The level of net interest income is affected by both the balances and mix of interest earning assets and interest bearing liabilities, the changes in their corresponding yields and costs, the volume of interest earning assets funded by noninterest bearing deposits, and the level of capital. Sabina Bank's long term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

     Nontaxable income from loans and investment securities is presented on a tax-equivalent basis whereby income exempt from tax has been adjusted upward by an amount equivalent to the prevailing federal income taxes that would have been paid if the income had been fully taxable. The discussion of factors influencing net interest income that follows is based on taxable equivalent data. In each of the three years, this adjustment is based on an assumed federal income tax rate of 34%.

     The table below shows, for the periods indicated, the average distribution of assets, liabilities and the interest earned or paid on those items, together with the level of shareholders' equity, as well as Sabina Bank's net yield on interest earning assets (net interest income divided by average earning assets). The net interest margin for the first half of 1997 was 4.85% versus 4.94% for the year ended December 31, 1996, and the interest rate spread declined to 3.65% in 1997 from 3.73% for the year ended 1996. In

1996, tax equivalent net interest income decreased to $1,663,000 from $1,751,000 in 1995, a decrease of $88,000 or 5%. This decrease was due to a decrease in the rate earned on interest earnings assets of 58 basis points while the decrease in the rate on interest bearing liabilities only decreased 26 basis points, which caused the net interest margin to decline from 5.26% in 1995 to 4.94% in 1996.

     Tax equivalent net interest income decreased $123,000 in 1995 from $1,874,000 in 1994 to $1,751,000 in 1995. Although the net interest margin increased in 1995 from 4.92% in 1994 to 5.26% in 1995, this increase was negated by a decrease in average earning assets from $38.1 million in 1994 to $33.3 million in 1995.

                                AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS
                                             (Dollars in thousands)




                                   FOR THE SIX MONTHS ENDED
                                        JUNE 30, 1997                                1996
                                   -------------------------                         ----

                                AVERAGE                      AVERAGE     AVERAGE                      AVERAGE
                                BALANCE       INTEREST        RATE       BALANCE       INTEREST        RATE

ASSETS:
Interest earning
 assets:
   U.S. Treasury and
    federal agency
    securities                    $5,827           $157        5.39        $5,736           $323          5.63
   State and
    municipal
    obligations
    (1)(2)                         2,629            106        8.06         2,664            217          8.15
  Other securities
    (1)                              156              5        6.41           143             10          7.00
                                 -------         ------      ------       -------         ------         -----
     Total investment             $8,612           $268        6.22        $8,543           $550          6.44
       securities
  Federal funds sold                 460             13        5.65           499             27          5.41
Loans, net of unearned
 income (2) (3) (4)
   Commercial                      4,871            248       10.18         4,998            518         10.36
   Real estate mortgage           10,479            438        8.36         9,134            795          8.70
   Installment                     9,085            435        9.58        10,481            911          8.69
                                 -------         ------      ------       -------         ------         -----
       Total loans               $24,435         $1,121        9.18       $24,613         $2,224          9.04
Total interest-earning
 assets                          $33,507         $1,402        8.37       $33,655         $2,801          8.32
Allowance for loan losses            297                                      263
Cash and due from banks            1,623                                    1,597
Premises and equipment               721                                      713
Other assets                         778                                      820
                                 -------                                  -------
   Total assets                  $36,332                                  $36,522

LIABILITIES:
  Interest bearing deposits:
    NOW and money market          $3,444            $44        2.56        $4,093           $107          2.61
    Savings                        3,803             47        2.47         4,312            108          2.50
    Certificates of deposit
      and other time deposits     17,394            486        5.59        15,966            893          5.59
                                 -------         ------      ------       -------         ------         -----
    Total interest-bearing       $24,641           $577        4.68       $24,371         $1,108          4.55
      deposits
    Other borrowings                 342             13        7.60           401             30          7.48

    Total interest-bearing       $24,983           $590        4.72       $24,772         $1,138          4.59
      liabilities
   Non-interest bearing           $6,656                                   $6,915
     demand deposits
   Other liabilities                 146                                      309
                                 -------                                  -------
   Total liabilities             $31,785                                  $31,996
SHAREHOLDERS' EQUITY:             $4,547                                   $4,526
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY             $36,332                                  $36,522
NET INTEREST INCOME                                 812                                   1,663
NET INTEREST SPREAD (1)                                       3.65%                                      3.73%
NET INTEREST MARGIN (1)                                       4.85%                                      4.94%











                                                          1995                               1994
                                                 ----                               ----
                                 AVERAGE                    AVERAGE     AVERAGE                  AVERAGE
                                 BALANCE        INTEREST     RATE       BALANCE     INTEREST      RATE
ASSETS:
Interest earning assets:
  U.S. Treasury and federal         6,916           $399       5.77      $10,135        $504        4.97
   agency securities
   State and municipal             2,593            227       8.75        2,731         232        8.50
    obligations (1)(2)
  Other securities (1)                 57              3       5.26           24           1        4.17
                                   ------         ------      -----      -------     -------       -----
     Total investment              $9,566           $629       6.57      $12,890        $737        5.72
      securities
  Federal funds sold                  256             13       5.08        1,997          76        3.81
Loans, net of unearned
 income (2) (3) (4)
   Commercial                       4,610            514      11.15        5,500         518        9.42
 Real estate mortgage               7,689            794      10.33        6,943         717       10.33
  Installment                      11,186          1,014       9.06       10,777         911        8.45
                                   ------         ------      -----      -------     -------       -----
       Total loans                $23,485         $2,322       9.89      $23,220      $2,146        9.24
Total interest-earning            $33,307         $2,964       8.90      $38,107      $2,959        7.76
 assets
Allowance for loan losses             250                                    279
Cash and due from banks             1,671                                  2,392
Premises and equipment                652                                    703
Other assets                          980                                  1,075
                                  -------                                -------
   Total assets                   $36,360                                $41,998
LIABILITIES:
  Interest bearing deposits:
    NOW and money market           $4,653         $129         2.77     $7,969          $207        2.60
    Savings                         4,293          113         2.63      4,653           107        2.30
    Certificates of deposit
      and other time deposits      15,446          924         5.98     17,143           748        4.36
                                  -------         ----         ----    -------        ------        ----
    Total interest-bearing        $24,392       $1,166         4.78    $29,765        $1,062        3.57
      deposits
    Other borrowings                  594           47         7.91        342            23        6.73
    Total interest-bearing        $24,986      $ 1,213         4.85    $30,107        $1,085        3.60
      liabilities
    Non-interest bearing           $6,776                               $7,521
      demand deposits
   Other liabilities                  398                                  286
                                  -------                              -------
       Total liabilites           $32,160                              $37,914
SHAREHOLDERS' EQUITY:              $4,200                               $4,084
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY             $36,360                              $41,998
NET INTEREST INCOME                              1,751                                 1,874
INTEREST RATE SPREAD (1)                                      4.05%                                4.16%
NET INTEREST MARGIN (1)                                       5.26%                                4.92%




            (1) Taxable - equivalent yields are calculated assuming a 34% federal income tax rate.
            (2)  Yields are calculated on historical cost.
            (3) Includes loan fees, immaterial in amount, in both interest income and the calculation of yield on loans.
            (4)  Includes loans on nonaccrual status.

     The accompanying analysis of changes in net interest income in the following table shows the relationship of the volume and rate portions of these changes in 1996 and 1995.


                                        ANALYSIS OF CHANGES IN NET
                                             INTEREST INCOME
                           (Dollars in thousands on a taxable equivalent basis)



                                     1996 VS. 1995                               1995 VS. 1994
                              INCREASE (DECREASE) DUE                    INCREASE (DECREASE) DUE
                                    TO CHANGE IN                               TO CHANGE IN
                              VOLUME    RATE      NET                   VOLUME    RATE      NET
                                                 CHANGE                                    CHANGE

Interest Income:
Loans                          $108     $(206)     $(98)                  $ 24      $152        $176
Investment securities          (66)       (13)      (79)                 (208)       100       (108)
Federal funds sold               13          1        14                  (82)        19        (63)
                            -------    -------   -------               -------   -------     -------
    Total interest income       $55     $(218)    $(163)                $(266)      $271          $5
Interest Expense:
Deposits -
  NOW and money market        $(14)       $(8)     $(22)                 $(91)       $13        (78)
  Savings                         0        (5)       (5)                   (8)        14           6
  Certificates of deposit        31       (62)      (31)                  (80)       256         176
   and other time deposits
  Other borrowings             (14)        (3)      (17)                    20         4          24
                             -------   -------   -------                -------   -------     -------
    Total interest               $3      $(78)     $(75)                $(159)      $287        $128
     expense
    Net interest income         $52     $(140)     $(88)                $(107)     $(16)      $(123)



PROVISION AND ALLOWANCE FOR POSSIBLE LOAN LOSSES. Sabina Bank maintains its allowance for loan losses (the "allowance") at a level that is considered sufficient to absorb potential losses in the loan portfolio. The allowance is increased by the provision for loan losses as well as recoveries of previously charged-off loans, and is decreased by loan charge-offs. The provision is the necessary charge to expense to provide for current loan losses and to maintain the allowance at an adequate level commensurate with management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when the Bank determines the amount of the provision and the adequacy of the allowance. Some of the factors include:
 past due and nonperforming assets; specific internal analyses of loans requiring special attention; the current level of regulatory classified and criticized assets and the associated risk factors with each; and examinations of the loan portfolio by federal and state regulatory agencies.

     The data collected from these sources is evaluated with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations, and industry risks. An estimate of potential future loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio.

     The following table is a summary of Sabina Bank's loan loss experience for each of the past five years.


                                        SUMMARY OF LOAN LOSS EXPERIENCE
                                             (Dollars in Thousands)



                                      SIX MONTHS                   YEARS ENDED DECEMBER 31,
                                         ENDED     -----------------------------------------------------
                                       JUNE 30,      1996       1995       1994       1993       1992
                                       -------       ----       ----       ----       ----       ----
                                         1997
                                         ----
Balance at beginning of period            $331       $261       $286       $308       $411       $391
Amounts charged off:
  Commercial                                 0         73         46         42         97         52
  Real estate mortgage                      17          0          0          0         26          0
  Installment                               49        105        136        165        241        126
                                       -------       ----       ----       ----       ----       ----
    Total loans charged off                $66       $178       $182       $207       $364       $178

Recoveries on amounts previously charged off:
  Commercial                                $7        $11         $4         $5        $16         $0
  Real estate mortgage                       0          0          0          0         26          0
  Installment                               15         52         43         52          0         24
                                       -------       ----       ----       ----       ----       ----
    Total recoveries                       $22        $63        $47        $57        $42        $24

Net charge-offs                             44        115        135        150        322        154
Provision for loan losses                   23        185        110        128        219        174
                                       -------       ----       ----       ----       ----       ----
Balance at end of period                  $310       $331       $261       $286       $308       $411

Total loans, net of unearned income:
  Average                               24,435     24,613     23,485     23,220      24,987    26,708
  At period end                         24,528     25,073     24,486     25,155      23,071    26,809

As a percentage of average loans:
  Net charge-offs                         .18%       .47%        .57%       .65%       1.29%     .58%
  Provision for possible loan
   losses                                 .09%       .75%        .47%       .55%        .88%     .65%
Allowance as a percentage of year-
  end net loans                          1.26%      1.32%       1.07%      1.14%       1.34%     1.53%
Allowance as a multiple of net
 charge-offs                                7x         3x          2x         2x          1x        3x


     The provision for loan losses and net charge offs were $23,000 and $44,000, respectively, for the first half of 1997, compared to $28,000 and $19,000, respectively, for the first half of 1996. The allowance for possible loan losses at June 30, 1997 was 1.26% of outstanding loans and management believes it is adequate to absorb future loan losses. The provision for loan losses was $185,000 in 1996 compared to $110,000 in 1995, an increase of $75,000. In 1996, net charge offs were $115,000 compared to $135,000 in 1995.
The allowance at December 31, 1996 was $331,000 or 1.32% of outstanding loans. The provision for loan losses was $128,000 and net charge offs were $150,000 in 1994.

     The following table sets forth an allocation for the allowance for possible loan losses by category of loan and a percentage distribution of the allowance allocation. In making the allocation, consideration was given to such factors as management's evaluation of risk in each category, current economic conditions and charge-off experience. An allocation for the allowance for possible loan losses is an estimate of the portion of the allowance that will be used to cover future charge-offs in each major loan category, but it does not preclude any portion of the allowance allocated to one type of loan being used to absorb losses of another loan type.

                                        ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                                                (Dollars in thousands)


                                                                                 At December 31,
                                    At June 30,     ----------------------------------------------------------------------
                                        1997           1996           1995           1994            1993            1992
                                   Amount    %     Amount     %    Amount    %    Amount    %    Amount   %    Amount    %
Commercial                         $ 94     30.32   $  90    27.19   $ 22    8.42   $ 23    8.05   $ 31  10.06   $  40   9.76
Real estate                           11     3.55      15     4.53     12    4.60     15    5.24     33  10.72      46  11.21
 mortgage
Installment                          150    48.39     162    48.94     177  67.82    193   67.48    184  59.74     245  59.76
Unallocated                           55    17.74      64    19.34      50  19.16     55   19.23     60  19.48      79  19.27
                                   -----    -----   -----    -----   -----  -----   -----  -----   ----- -----   -----  -----
  Total                             $310     100%    $331     100%    $261   100%   $286    100%    $308  100%    $410   100%



NON-INTEREST INCOME AND EXPENSE. Sabina Bank's non-interest income includes deposit service charges, ATM fees, credit life insurance premiums, and fees from other corporate and retail products. Non-interest income remained stable, decreasing only $1,000 from $106,000 for the first six months of 1996 to $105,000 for the same period in 1997. Non-interest income increased 22% or $43,000 from $193,000 in 1995 to $236,000 in 1996, due to a $40,000 increase in deposit service charges resulting from both activity and fee increases. Non-interest income increased $7,000 from $186,000 in 1994 to $193,000 in 1995.

  Non-interest expense includes all personnel, occupancy, data processing, and other ordinary operating expenses associated with financial institutions. Non-interest expenses for the first six months of 1997 increased $83,000 or 13.5% as compared to the same period in 1996. This increase was primarily due to increases in data processing fees resulting from increases in activity as well as increases in legal and professional fees. Salaries and employee benefits, the largest component of non-interest expenses increased $38,000 or 14.6% from $260,000 during the first half of 1996 to $298,000 in the same period in 1997.

  Non-interest expense decreased $168,000 or 11.6% in 1996 compared to 1995. This decrease was due to decreases in salaries and employee benefits ($127,000) and FDIC insurance ($52,000). The decrease in salaries and benefits was due to the reduction in full time equivalent employees and the elimination of bonuses in 1996. The FDIC insurance decrease resulted from changes in the FDIC insurance fund which substantially reduced insurance premiums for well capitalized commercial banks. Compared to 1994, the non-interest expenses in 1995 in total remained relatively stable with a decrease of $9,000 or 1%.

  The following table is a summary of non-interest income and expense for the three year period indicated.

                                            NON-INTEREST INCOME AND EXPENSE
                                                (Dollars in thousands)

                                FOR THE SIX MONTHS ENDED        FOR THE YEARS ENDED DECEMBER 31,
                                       JUNE 30,
                                              INCREASE                INCREASE                 INCREASE
                                             (DECREASE)              (DECREASE)               (DECREASE)
                                              1997 VS.                1996 VS.                 1995 VS.
                                1997    1996    1996     1996    1995    1995      1995    1994    1994
                             -------------------------   ----------------------    --------------------
Non-Interest Income:
  Service charges on deposit     $89     $85      $4     $184    $144     $40      $144    $142      $2
    accounts
  Investment securities gain       0       0       0        0       0       0         0      (7)      7
    (losses)
Other                             16      21      (5)      52      49       3        49      51      (2)
                                  --      --      ---      --      --       -        --      ---     ---
  Total non-interest income     $105    $106     $(1)    $236    $193     $43      $193     $186     $7
Non-Interest Expense:
  Salaries and employee         $298    $260     $38     $607    $734   $(127)     $734     $669    $65
    benefits
  Net occupancy and equipment     65      71      (6)     128     132      (4)      132      160    (28)
  FDIC insurance                   1       1       0        2      54     (52)       54       91    (37)
  Franchise taxes                 28      30      (2)      60      64      (4)       64       60      4
Other                            304     251      53      485     466      19       466      479    (13)
                                 ---     ---      --      ---     ---      --       ---      ---    ----
  Total non-interest expenses   $696    $613     $83   $1,282  $1,450   $(168)   $1,450   $1,459    $(9)
Net non-interest expenses as   3.25%   2.78%            2.86%   3.46%             3.46%    3.03%
  a percent of average assets


INCOME TAXES. Income tax expense was $30,000 for the first half of 1997 compared to $60,000 for the same period in 1996. The decrease is entirely due to the decrease in pre-tax income.

Sabina Bank recorded income tax expense for 1996 of $71,000, which represented 19.8% of pre-tax income, compared to $33,000 in 1995 or 10.7% of pre-tax income. Income tax expense for 1994 was $84,000 or 21.3% of pre-tax income.

The following table reflects interest income on nonaccrual and restructured loans for the periods indicated.

                   INTEREST INCOME ON NON-ACCRUAL AND RESTRUCTURED LOANS

                                  (Dollars in thousands)

                           SIX
                           MONTHS
                           ENDED
                           JUNE 30,
                                        YEARS ENDED DECEMBER 31
                           -----------------------------------------------------

                           1997     1996     1995     1994      1993     1992

 Contractual interest     $1,600   $8,700   $5,200   $6,400   $28,000   $18,000
 Interest recognized         0        0        0        0         0         0



FINANCIAL CONDITION

LENDING ACTIVITIES. Loans are Sabina Bank's primary use of financial resources and represent the largest component of earning assets. Sabina Bank's loans are made predominantly within Sabina Bank's market area and the portfolio is diversified. Credit risk is inherent in each financial institution's loan and investment portfolio. In an effort to minimize credit risk, Sabina Bank utilizes a credit administration network, including specific lending authorities for each loan officer, a system of loan committees to review and approve loans, and a loan review and credit quality rating system. This network assists in the evaluation of the quality of new loans and in the identification of problem or potential problem credits and provides information to aid management in determining the adequacy of the allowance for possible loan losses.

  Total loans, net of unearned income, were $24.7 million at June 30, 1997 compared to $25.0 million at December 31, 1996, and averaged $24.4 million for the first half of 1997.

  Total loans, net of unearned income, averaged $24.6 million in 1996 compared with $23.5 million in 1995. At year end 1996, loans net of unearned income totaled $25.0 million compared to $24.5 million at December 31, 1995, an increase of 2%.

  Commercial loans generally are made to small-to-medium size businesses located within Sabina Bank's defined market area and typically are secured by business assets and guarantees of the principal owners. Real estate mortgage loans include residential properties and generally do not exceed 80% of the value of the real property securing the loan, based on recent independent appraisals. The Bank's real estate mortgage loan portfolio primarily consists of fixed rate residential mortgage loans. Consumer loans generally are made to individuals living in Sabina Bank's defined market area who are known to Sabina Bank's staff. Consumer loans are made on a secured or unsecured basis.

  The following table sets forth the maturity distribution and interest sensitivity of selected loan categories at December 31, 1996. Maturities are based upon contractual terms. Sabina Bank's policy is to specifically review and approve any loan renewed; no loans are automatically rolled over.

                      LOAN MATURITIES AND INTEREST SENSITIVITY
                                 DECEMBER 31, 1996
                               (Dollars in thousands)


                                         One Year     One       Over    Total
                                          or Less    Through    Five    Loans
                                                      Five     Years
                                                     Years
 Commercial, secured by real estate          $184        $0       $0     $184
 Commercial, other                          1,238       247        0    1,485
 Real estate construction                       0         0        0        0
 Agricultural                               1,401       280        0    1,681
                                          -------      ----       --   ------
      Total                                $2,823      $527       $0   $3,350
 Fixed rate loans                            $757      $248       $0   $1,005
 Floating rate loans                        2,066       279        0    2,345
                                          -------      ----       --   ------
      Total                                $2,823      $527       $0   $3,350


     The following table presents a summary of Sabina Bank's loan portfolio by category for the periods indicated. Other than the categories noted, there is no concentration of loans in any industry greater than 5% in the portfolio. Sabina Bank has no foreign loans or highly leveraged transactions in its loan portfolio.

                                                                    LOAN PORTFOLIO COMPOSITION

                                                                        LOANS OUTSTANDING
                                                                      (Dollars in thousands)

                                    AT
                                  JUNE 30,                                    AT DECEMBER 31,
                                                       ---------------------------------------------------------------------------

                                    1997        %     1996     %      1995     %     1994      %      1993     %      1992    %
Commercial, secured by               $180     .73%     $184   .73%     $211   .85%     $452  1.75%     $466  1.90%     $698  2.42%
real estate
Commercial, other                   1,294     5.27    1,485   5.91    1,813   7.33    2,068   8.00    2,183   8.90    5,715  19.78
Real estate construction                0      0.0        0    0.0      258   1.04        0    0.0        0    0.0       30    .10
Real estate mortgage               11,111    45.24   10,735  42.85    8,418  34.05    8,367  32.38    7,298  29.77    8,186  28.33
Agricultural                        1,770     7.21    1,681   6.69    1,708   6.92    2,198   8.51    2,234   9.11    2,251   7.79
Installment                        10,339    41.52   11,002  43.77   12,310  49.79   12,750  49.34   12,329  50.29   12,008  41.54
Other                                   8      .03       12    .05        6    .02        5    .02        7    .03       11    .04
                                       --      ---       --    ---        -    ---        -    ---        -    ---       --    ---
  Total loans                     $24,702     100%  $25,099   100%  $24,724   100%  $25,840   100%  $24,517   100%  $28,899   100%
  Less unearned income                 34                61             238             685           1,446           2,090
                                       --                --             ---             ---           -----           -----
    Total loans net of
      unearned income             $24,668           $25,038         $24,486         $25,155         $23,071         $26,809


     A summary of the components of nonperforming assets, including several ratios using period-end data, is shown below:

                                                        NONPERFORMING ASSETS
                                                       (Dollars in thousands)

                            JUNE 30,              DECEMBER 31,
                            --------     -----------------------------------------------
                              1997        1996       1995      1994      1993      1992
                              ----        ----       ----      ----      ----      ----
Nonaccrual loans               $61        $345       $101      $157      $279       $95
Accruing loans which are        91          60         24        42       136       179
  contractually past due 90
  days or more
Restructured loans               0           0          0         0         0         0
                                 -           -          -         -         -         -
  Total nonperforming and     $152        $405       $125      $199      $415      $274
    restructured loans
Other real estate and in-       46           0          0        34        59         0
  substance foreclosures        --           -          -        --        --         -
  Total nonperforming and
    restructured loans and
    other real estate         $198        $405       $125      $233      $474      $274
Nonperforming and
  restructured loans as a
  percentage of net loans     .62%       1.62%       .51%      .79%     1.80%     1.02%
Nonperforming and
  restructured loans and
  other real estate as a
  percentage of total assets  .54%       1.10%       .34%      .59%     1.10%      .61%


     Nonaccrual loans at June 30, 1997 were $61,000 compared to $345,000 at December 31, 1996 and $101,000 at December 31, 1995. Total nonperforming assets declined from 1.10% of total assets at December 31, 1996 to .54% at June 30, 1997.

NONPERFORMING ASSETS. Nonperforming assets consist of loans on which interest is no longer accrued, certain restructured loans where interest rate or other terms have been renegotiated, accruing loans past due 90 days or more and real estate acquired through foreclosure.

     Sabina Bank discontinues the accrual of interest on loans that become 90 days past due as to principal or interest unless they are adequately secured and in the process of collection. A loan remains in a nonaccrual status until doubts concerning the collectibility no longer exist. A loan is classified as a restructured loan when the interest rate is materially reduced or the term is extended beyond the original maturity date because of the inability of the borrower to service the loan under the original terms. Other real estate is recorded at the lower of cost or fair value less estimated costs to sell.

INVESTMENT ACTIVITIES. The securities portfolio consists of debt and other securities which provide the Bank with a long-term, relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risks in other categories of the balance sheet. The securities portfolio is also used as a secondary source of liquidity by the Bank. Sabina Bank has classified all securities as available for sale. Municipal securities within the portfolio provide tax-free income and are within management's guidelines with respect to credit risk and market risk. The U.S. Treasury and agency securities within the portfolio are held as a source of stable, long-term income which can be used as collateral to secure municipal deposits and repurchase agreements. The securities portfolio does not contain significant holdings in mortgage-backed securities, collateralized mortgage obligations or other mortgage-related derivative products and/or structured notes.

     Securities as a percentage of average interest-earning assets decreased from 33.8% in 1994 to 28.7% in 1995 and 25.4% in 1996. At June 30, 1997,
investment securities represented 26.2% of interest-earning assets. This reduction in securities since 1994 reflects management's emphasis on originating higher yielding loans and placing less reliance on the securities portfolio for sources of income.

     The following tables present the carrying values and maturity distribution of investment securities.

                     CARRYING VALUE OF SECURITIES
                        (Dollars in thousands)

                                              JUNE 30,        DECEMBER 31,
                                              -------- -------------------------
                                               1997      1996      1995    1994

U.S. Treasury and federal agencies:
  Available for sale                          $5,907    $5,301    $6,010      $0
  Held to maturity                                 0         0         0   8,060
State and municipal obligations:
  Available for sale                           2,710     2,843     2,864       0
  Held to maturity                                 0         0         0   2,844
Other securities:
  Available for sale                             157       153       116      27
  Held to maturity                                 0         0         0       0
Total securities:
  Available for sale                           8,774     8,297     8,990      27
  Held to maturity                                 0         0         0  10,904
                                             -------   -------   ------- -------
Total                                         $8,774    $8,297    $8,990 $10,931

                       MATURITY DISTRIBUTION OF SECURITIES
                                 June 30, 1997
                             (Dollars in thousands)

                                                      ONE       FIVE
                                            YEAR    THROUGH    THROUGH  OVER
                                             OR      FIVE        TEN     TEN    OTHER            MARKET
                                            LESS     YEARS      YEARS   YEARS SECURITIES  TOTAL   VALUE
U.S. Treasury and federal agencies:
Available for sale                         $4,844   $1,092       $0      $0       $0     $5,936   $5,907
Held to maturity                                0        0        0       0        0          0        0
State and municipal obligations:
Available for sale                            250    1,243    1,036      99        0      2,628    2,710
Held to maturity                                0        0        0       0        0          0        0
Other securities:
Available for sale                              0        0        0       0      157        157      157
Held to maturity                                0        0        0       0        0          0        0
Total securities:
Available for sale                          5,094    2,335    1,036      99      157      8,721    8,774
Held to maturity                                0        0        0       0        0          0        0
Total                                      $5,094   $2,335   $1,036     $99     $157     $8,721   $8,774
Percent of total                           58.41%   26.77%   11.88%   1.14%    1.80%     100.0%  100.61%
Weighted average yield*                     5.67%    5.79%    5.41%   6.01%    6.41%      5.70%    5.67%


  *The weighted average yields are calculated on historical cost on a non tax-equivalent basis.

LIQUIDITY. Liquidity for a financial institution can be expressed in terms of maintaining sufficient cash flows to meet both existing and unplanned obligations in a cost effective manner. Adequate liquidity allows Sabina Bank to meet the demands of both the borrower and the depositor on a timely basis, as well as pursuing other business opportunities as they arise. Liquidity is maintained through Sabina Bank's ability to convert assets into cash, manage the maturities of liabilities and generate funds through the attraction of local deposits.

  Sabina Bank prefers to manage its liquidity requirements primarily through the matching of maturities of assets and liabilities. As a second source of funds, Sabina Bank has access to overnight federal funds which can be purchased from correspondent institutions.

  The cash flow statements for the periods presented in the financial statements of Sabina Bank included in this Proxy Statement/Prospectus provide an indication of Sabina Bank's sources and uses of cash as well as an indication of its ability to maintain an adequate level of liquidity. A discussion of the cash flow statements for 1996, 1995 and 1994 follows.

  Net cash provided from operating activities was $613,000, $642,000 and $678,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The net cash provided from operating activities was primarily due to the net income of Sabina Bank plus non cash expenses.

  Cash provided by investing activities was $557,000, $1,294,000 and $678,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The cash provided by investing activities is primarily due to the excess cash received from maturing securities.

  Cash used in financing activities was $455,000, $2,788,000 and $4,190,000 for the years ended December 31, 1996, 1995 and 1994, respectively. In each of the three years, the cash used in financing activities was primarily attributable to decreases in deposits.

  Liquidity risk is the possibility that Sabina Bank may not be able to meet its cash requirements. Management of liquidity risk includes maintenance of adequate cash and sources of cash to fund operations and meet the needs of borrowers, depositors and creditors. Liquidity must be maintained at a level which is adequate but not excessive. Excess liquidity has a negative impact on earnings resulting from the lower yields on short-term assets.

  In addition to cash, cash equivalents and Federal funds sold, the securities portfolio provides an important source of liquidity. The total of securities maturing within one year along with cash, due from banks and Federal funds sold totaled $5,219,000 at December 31, 1996. Additionally, securities available-for-sale with maturities greater than one year and other securities totaled $5,548,000 at December 31, 1996. These securities are available to meet liquidity needs on a continuing basis.

  To maintain a desired level of liquidity, Sabina Bank has several sources of funds available. One is the cash flow generated daily from its portfolio in the form of principal and interest payments. Another source is its deposit base. Sabina Bank maintains a relatively stable base of customer deposits. Due to the nature of the market served by Sabina Bank, management believes that the majority of certificates of deposit of $100,000 or more are no more volatile than its core deposits. Certificates of deposits and other time deposits of $100,000 or more represented approximately 20.6% and 17.6% of total deposits for 1996 and 1995, respectively. A number of techniques are used to measure the liquidity position, including the utilization of certain ratios that are presented below. These ratios are calculated based on annual averages for each year.

                                LIQUIDITY RATIOS

                                                    FOR THE
                                                      SIX
                                                     MONTHS
                                                      ENDED
                                                     JUNE 30,    FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------    --------------------------------
                                                      1997        1996        1995        1994
Total loans/total deposits . . . . . . . . . . . .   78.07%      78.67%      75.35%      62.23%
Net short-term borrowings/total assets . . . . . .    0.31%       0.33%       0.88%       0.06%


  This analysis shows that Sabina Bank's loan to deposit ratios increased in 1996 and 1995 compared to the prior year due to an increase in loan demand that exceeded the increase in deposit generation and retention.

INTEREST RATE SENSITIVITY. The interest spread and liability funding discussed above are directly related to changes in asset and liability mixes, volumes, maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. Interest-sensitive assets and liabilities are those which are subject to being repriced in the near term, including both floating or adjustable rate instruments and instruments approaching maturity. The interest rate sensitivity gap is the difference between total interest-sensitive assets and total interest-sensitive liabilities. Interest rates on Sabina Bank's various asset and liability categories do not respond uniformly to changing market conditions. Interest rate risk is the degree to which interest rate fluctuations in the marketplace can affect net interest income.

  The need for interest rate sensitivity gap management is most critical in times of a significant change in overall interest rates. Management generally seeks to limit the exposure of Sabina Bank to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon. This mix is altered periodically depending upon management's assessment of current business conditions and the interest rate outlook.

  One tool which is used to monitor interest rate risk is the interest sensitivity analysis as shown in the table below. This analysis reflects the repricing characteristics of assets and liabilities over various time periods. The gap indicates the difference between the level of assets and liabilities that are subject to repricing over a given time period.

  As shown by the interest rate sensitivity analysis as of June 30, 1997, the total amount of Sabina Bank's interest earning assets repricing during the first year is less than the total amount of its interest bearing liabilities repricing during this period. This position, which is normally termed a negative interest rate sensitivity gap, generally allows for enhanced net interest income during periods of decreasing interest rates. This negative gap is within Sabina Bank's internal policy guidelines and is not expected to impact significantly Sabina Bank's net interest income during a period of rising interest rates.

  The following table provides an analysis of Sabina Bank's interest rate sensitivity at June 30, 1997.

                         INTEREST RATE SENSITIVITY ANALYSIS
                                (Dollars in Thousands)

                             0 - 90     91 DAYS     1 - 5     OVER 5
                                           -
                              DAYS      1 YEAR      YEARS      YEARS      TOTAL

Assets
  Loans, net of unearned
    income                   $4,901     $4,366     $8,148     $7,253     $24,668
  Investment securities       1,088      3,375      2,685      1,626       8,774
                              -----      -----      -----      -----       -----
    Total earning assets     $5,989     $7,741    $10,833     $8,879     $33,442
Sources of Funds
  NOW, money market and
    savings                  $7,066         $0         $0         $0      $7,066
  Time deposits               3,332      9,614      5,020          0      17,966
  Other borrowings                0         30        120         80         230
                            -------     ------     ------       ----     -------
    Total interest bearing
      liabilities           $10,398     $9,644     $5,140        $80     $25,262
Interest Sensitivity Gap
  For the period           $(4,409)   $(1,903)     $5,693     $8,799      $8,180
  Cumulative               $(4,409)   $(6,312)     $(619)     $8,180
  Cumulative as a percent
    of earning assets      (13.18)%   (18.87)%    (1.85)%     24.46%

DEPOSIT ACTIVITIES. Managing the mix and repricing of deposit liabilities is an important factor affecting Sabina Bank's ability to maximize its net interest margin. The strategies used to manage interest-bearing deposit liabilities are designed to adjust as the interest rate environment changes. In this regard, management of Sabina Bank regularly assesses its funding needs, deposit pricing, and interest rate outlooks.

  For the six months ended June 30, 1997, total deposits averaged $31.3 million. Total deposits averaged $31.3 million in 1996 and $31.2 million in 1995. Non-interest bearing deposits averaged 21.3% of total deposits in the first half of 1997 compared to 22.1% in 1996, 21.7% in 1995 and 20.2% in 1994.

  Deposits totaled $31.7 million at June 30, 1997, compared to $31.6 million at December 31, 1996 and $31.9 million at December 31, 1995.

  The table below provides information on the maturities of time deposits of $100,000 or more at June 30, 1997 and December 31, 1996.

                          MATURITY OF TIME
                   DEPOSITS OF $100,000 OR MORE

                                        June 30,      December 31
                                         1997            1996
                                         ----            ----
                                            (In thousands)

Maturing 3 months or less               $1,637         $1,112

Maturing over 3 months through 12
months                                   3,077          4,150

Maturing over 12 months                  1,188          1,228
                                        ------         ------
                                        $5,902         $6,490

     The following table sets forth the average amount of and average rate paid on selected deposit categories during the six months ended June 30, 1997, and during the past three full years.


                                    For the Six Months Ended
                                              June 30,                      For the Year Ended December 31,
                                              --------         -----------------------------------------------------------
                                               1997                  1996                 1995                 1994
                                        Amount   Rate (%)      Amount   Rate (%)    Amount    Rate (%)    Amount   Rate (%)
                                                                     (Dollars in thousands)

Demand                                 $ 6,656      0%         $ 6,915      0%      $ 6,776      0%     $ 7,521      0%
NOW and money market accounts            3,444   2.56            4,093   2.61         4,653   2.77        7,969   2.60
Savings                                  3,803   2.47            4,312   2.50         4,293   2.63        4,653   2.30
Certificates of deposit
and other time deposits                 17,394   5.59           15,966   5.59        15,446   5.98       17,143   4.36
                                       -------   -----         -------   -----      -------   -----     -------   -----
     Total                             $31,297   3.69%         $31,286   3.54%      $31,168   3.74%     $37,286   2.85%


SHORT-TERM BORROWINGS. Information regarding short-term borrowings for the past three years is presented in the following table.


                                                     SHORT-TERM BORROWINGS
                                                     (Dollars in thousands)

                                                FOR THE
                                               SIX MONTHS
                                                 ENDED
                                                JUNE 30,                        FOR THE YEAR ENDED DECEMBER 31,
                                                --------                        -------------------------------
                                                  1997                          1996         1995         1994
Federal funds purchased:
  Balance at year end                                0                             0            0          800
  Weighted average rate at year end                  0                             0            0          6.0%
  Average balance during the year                  112                           120          321           25
  Weighted average rate during the year           5.60%                         3.89%         6.22%        3.90%
  Maximum month-end balance                        200                           200          800          800



     CAPITAL. The various regulatory agencies having supervisory authority over financial institutions have adopted risk-based capital guidelines which define the adequacy of the capital levels of regulated institutions. These risk-based capital guidelines require minimum levels of capital based upon the risk rating of assets and certain off-balance-sheet items. Assets and off-balance-sheet items are assigned regulatory-risk weights ranging from 0% to 100% depending on their level of credit risk. The guidelines classify capital in two tiers, Tier I and Tier II, the sum of which is total capital. Tier I capital is essentially common equity, less intangible assets. Tier II capital is essentially qualifying long-term debt and a portion of the allowance for possible loan losses. Sabina Bank's capital ratios significantly exceed all regulatory minimums.

     Sabina Bank's capital ratios were as follows:


                               SELECTED CAPITAL INFORMATION
                                  (DOLLARS IN THOUSANDS)
                                                      June 30, 1997       December 31, 1996
                                                    Amount     Ratio       Amount     Ratio
Total Capital (to risk weighted assets)             $4,791     21.4%       $4,783     21.0%
Tier I Capital (to risk weighted assets)             4,511     20.2%        4,462     19.6%
Tier I Leverage                                      4,511     12.4%        4,462     12.2%


                PRINCIPAL HOLDERS OF SABINA BANK COMMON STOCK AND
                             OWNERSHIP OF MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth as of the Record Date the persons known by Sabina Bank to own beneficially (as determined in accordance with the rules and regulations of the Commission) more than 5% of the outstanding Sabina Bank Common Stock.


NAME AND ADDRESS OF BENEFICIAL           SHARES BENEFICIALLY
         OWNER(1)                                OWNED                 PERCENTAGE

Harold E. Hite
Betty Hite                                     22,175(2)                  20.2%

The Sabina Bank Employee Stock
Ownership Plan
135 N. Howard Street
Sabina, Ohio 45169                             10,782                      9.8%

Edwin E. Kuehn
Doris Kuehn                                     8,310(3)                   7.6%

Mary Sparks, Trustee                            8,100                      7.4%

David Allen                                     6,250                      5.7%


(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, beneficial ownership includes both sole or shared voting power and sole or shared investment power.

(2) Includes 11,175 shares held of record by Harold E. Hite and 11,000 shares held of record by Betty Hite, husband and wife, and each may be deemed to beneficially own the shares of the other, although such beneficial ownership is disclaimed.

(3) Includes 2,635 shares held of record by Edwin E. Kuehn, 50 shares held by Mr. Kuehn as trustee and 5,625 shares held of record by Doris Kuehn, Mr. Kuehn's wife. Each of Mr. and Mrs. Kuehn may be deemed to beneficially own the shares of the other, although such beneficial ownership is disclaimed.

SECURITY OWNERSHIP OF MANAGEMENT

   SABINA BANK MANAGEMENT. The following table sets forth as of the Record Date information concerning Sabina Bank Common Stock that the directors of Sabina Bank (other than Harold E. Hite and Edwin E. Kuehn), and all current directors and executive officers of Sabina Bank as a group, may be deemed to beneficially own. Information about the beneficial ownership of Sabina Bank Common

Stock by Mr. Hite and Mr. Kuehn is provided in the immediately preceding table concerning persons beneficially owning more than 5% of the outstanding Sabina Bank Common Stock.


                                          SHARES BENEFICIALLY
             NAME                               OWNED(1)                PERCENTAGE
Marvin Bond                                      3,200(2)                   2.9%
Billy V. Lieurance                               1,200(3)                   1.1%
Harold E. Losey                                  3,325(4)                   3.0%
Garry W. Priest                                  1,100                      1.0%
Paul Whittington                                 3,300(5)                   3.0%
Jeffrey L. Wright                                  600                      0.6%
All directors and executive
officers as a group (11 persons)                43,360                     39.4%


(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, beneficial ownership includes both sole or shared voting power and sole or shared investment power.

(2) Includes 1,600 shares held of record by Mr. Bond and 1,600 shares held of record by Junia Bond, his wife. Mr. Bond may be deemed to beneficially own the shares of his wife, although such beneficial ownership is disclaimed.

(3) Includes 800 shares held of record by Mr. Lieurance and 400 shares held of record by Juanita Lieurance, his wife. Mr. Lieurance may be deemed to beneficially own the shares of his wife, although such beneficial ownership is disclaimed.

(4) Includes 2,500 shares held of record by the Losey Family Trust and 825 shares held of record by Mr. Losey.

(5) Includes 2,500 shares held of record by Mr. Whittington and 800 shares held of record by Betty Whittington, his wife. Mr. Whittington may be deemed to beneficially own the shares of his wife, although such beneficial ownership is disclaimed.

     PREMIER MANAGEMENT. No current director or executive officer of Premier beneficially owns any outstanding Sabina Bank Common Stock.

                               DISSENTERS' RIGHTS

     Holders of Sabina Bank Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Section 1701.85 of the OGCL. Sabina Bank shareholders seeking to exercise dissenters' rights are referred to herein as "Dissenting Shareholders."

     The following is a summary of the principal steps a Sabina Bank shareholder must take to perfect dissenters' rights under

Section 1701.85 of the OGCL. This summary does not purport to be complete and is qualified in its entirety by reference to Section 1701.85, a copy of which is attached hereto as Annex III. Any Sabina Bank shareholder contemplating the exercise of dissenters' rights is urged to review carefully such provisions and to consult an attorney, since dissenters' rights will be lost if the procedural requirements under Section 1701.85 are not fully and precisely satisfied. To perfect dissenters' rights with respect to any shares of Sabina Bank Common Stock so that they become Dissenting Shares as described in this Proxy Statement/Prospectus, a Dissenting Shareholder must satisfy each of the following conditions:

     NO VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT. Sabina Bank Common Stock held by the Dissenting Shareholder must not be voted at the Special Meeting in favor of adoption of the Merger Agreement. This requirement will be satisfied if a proxy is signed and returned with instructions to vote against the Merger or to abstain from such vote, if no proxy is returned and no vote is cast at the Special Meeting in favor of adoption of the Merger Agreement, or if the Dissenting Shareholder revokes a proxy and thereafter abstains from voting with respect to adoption of the Merger Agreement or votes against adoption of the Merger Agreement at the Special Meeting. A vote in favor of adoption of the Merger Agreement at the Special Meeting constitutes a waiver of dissenters' rights. A proxy that is returned signed but on which no voting instruction is indicated will be voted in favor of adoption of the Merger Agreement and will constitute a waiver of dissenters' rights. A Dissenting Shareholder may revoke his or her proxy at any time prior to its exercise by complying with the procedures set forth herein under "The Special Meeting -- Revocability of Proxies."

     FILING WRITTEN DEMAND. Not later than 10 days after the taking of the vote on the proposal to approve and adopt the Merger Agreement, a Dissenting Shareholder must deliver to Sabina Bank a written demand (the "Demand") for payment of the fair cash value of the shares of Sabina Bank Common Stock with respect to which the Dissenting Shareholder seeks payment. Each Demand should be delivered to Sabina Bank at 135 N. Howard Street, Sabina, Ohio 45169, Attention: Secretary. It is recommended, although not required, that such Demand be sent by registered or certified mail, return receipt requested. Voting against approval of the Merger Agreement will not itself constitute a Demand. Sabina Bank will not send any further notice to Sabina Bank shareholders as to the date on which such 10-day period expires.

     A Demand must identify the name and address of the holder of record of the shares of Sabina Bank Common Stock with respect to which payment is sought, the number and class of such shares and the amount claimed by such holder as the fair cash value thereof. A beneficial owner of shares must, in all cases, have the record holder of such shares submit the Demand in respect thereof. A Demand must be signed by the shareholder of record (or by the duly authorized representative of such shareholder) exactly as the shareholder's name appears on the shareholder records of Sabina Bank. A Demand with respect to shares owned jointly by more than one person must identify and be signed by all of the holders of record. Any person signing a Demand on behalf of a partnership or corporation or in any other representative capacity (such as an attorney-in-fact, executor, administrator, trustee or guardian) must indicate the nature of the representative capacity and, if requested, must furnish written proof of his or her capacity and his or her authority to sign such Demand.

     Because only holders of record of Sabina Bank Common Stock at the close of business on the Record Date may exercise dissenters' rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee or other holder and who wishes to exercise dissenters' rights must instruct the record holder of the shares to satisfy the conditions outlined above. If a record holder does not satisfy, in a timely manner, all of the conditions outlined in this section, the dissenters' rights for all of the shares held by such record holder will be lost.

     From the time the Demand is given until the termination of the rights and obligations arising from such Demand or the purchase of the related shares of Sabina Bank Common Stock by Sabina Bank, all rights accruing to the holder thereof, including voting and dividend or distribution rights, will be suspended. If any dividend or distribution is paid in money on Sabina Bank Common Stock or Premier Common Shares during the suspension, an amount equal to the dividend or distribution that would have been payable on such shares, but for such suspension, will be paid to the holder of record thereof as a credit against the fair cash value of such shares. If the right to receive the fair cash value is terminated other than by the purchase of such shares by Sabina Bank, all rights will be restored to the Dissenting Shareholder and any distribution that would have been made to the holder of record of such shares, but for the suspension, will be made to the holder of record at the time of the termination.

     If Sabina Bank sends to a Dissenting Shareholder, at the address specified in the Demand, a request for the certificates representing the related shares of Sabina Bank Common Stock, the Dissenting Shareholder, within 15 days from the date of sending such request, is required to deliver to Sabina Bank the certificates requested. Sabina Bank will then endorse the certificates with a legend to the effect that a demand for the fair cash value of the shares has been made, and promptly return such endorsed certificates to the Dissenting Shareholder. Failure on the part of the Dissenting Shareholder to deliver such certificates upon such request will terminate his or her rights as a Dissenting Shareholder, at the option of Sabina Bank, exercised by written notice to the Dissenting Shareholder within 20 days after the lapse of the 15-day period, unless a court, for good cause shown, otherwise directs.

     PETITION TO BE FILED IN COURT. Within three months after the service of the Demand, if Sabina Bank and the Dissenting Shareholder do not reach an agreement on the fair cash value of the shares of Sabina Bank Common Stock subject to the Demand, the Dissenting Shareholder or Sabina Bank may file a complaint in the Court of Common Pleas in Clinton County, Ohio (the "Common Pleas Court"), or join or be joined in an action similarly brought by another Dissenting Shareholder, for a judicial determination of the fair cash value of the shares of Sabina Bank Common Stock held by such Dissenting Shareholder(s). Sabina Bank does not intend to file any complaint for a judicial determination of the fair cash value of any shares of Sabina Bank Common Stock.

     Upon the motion of the complainant, the Common Pleas Court will hold a hearing to determine whether the Dissenting Shareholder is entitled to be paid the fair cash value of his or her shares of Sabina Bank Common Stock.
If the Common Pleas Court finds that the Dissenting Shareholder is so entitled, it may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of such fair cash value. The Common Pleas Court is thereafter required to make a finding as to the fair cash value of such shares and to render a judgment against Sabina Bank for the payment thereof, with interest at such rate and from such date as the Common Pleas Court considers equitable. Costs of the proceeding, including reasonable compensation to the appraiser or appraisers, to be fixed by the Common Pleas Court, are to be apportioned or assessed as the Common Pleas Court considers equitable. Payment of the fair cash value of such shares is required to be made within 30 days after the date of final determination of such value or the Effective Time of the Merger, whichever is later, only upon surrender to Sabina Bank of the certificates representing the shares of Sabina Bank Common Stock for which payment is made.

     Fair cash value is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event may the fair cash value exceed the amount specified in the Demand. Because the Merger requires the approval of the Sabina Bank shareholders, the fair cash value is to be determined as of the day prior to the day of the Special Meeting. In computing this value, any appreciation or depreciation in the market value of the shares of Sabina Bank Common Stock held by the Dissenting Shareholder resulting from the Merger is excluded.

     The dissenters' rights of any Dissenting Shareholder will terminate if, among other things, (i) he or she has not complied with Section 1701.85 of the OGCL (unless the Sabina Bank Board of Directors waives compliance), (ii) the Merger is abandoned or otherwise not carried out or such Dissenting Shareholder withdraws his or her Demand with the consent of the Sabina Bank Board of Directors or (iii) no agreement has been reached between Sabina Bank and the Dissenting Shareholder as to the fair cash value for the shares and neither the Dissenting Shareholder nor Sabina Bank shall have timely filed or joined in a complaint in the Common Pleas Court. For a discussion of the tax consequences to a shareholder exercising dissenters' rights, see "The
Merger -- Certain Federal Income Tax Consequences."

     If holders of more than 10% of the outstanding shares of Sabina Bank Common Stock properly demand dissenters' rights, Premier has the right to decline to consummate the Merger. See "The Merger Agreement -- Conditions to the Merger."

     BECAUSE A PROXY CARD THAT DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, A SABINA BANK SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS MUST EITHER NOT SIGN AND RETURN A PROXY CARD OR, IF HE OR SHE SIGNS AND RETURNS A PROXY CARD, VOTE AGAINST OR ABSTAIN FROM VOTING ON THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

                                     EXPERTS

     The consolidated financial statements of Premier as of December 31, 1996 and 1995, and for the years ended December 31, 1996 and 1995, incorporated herein by reference to the Premier 1996 Annual Report accompanying this Proxy Statement/Prospectus, have been examined by Eskew & Gresham, PSC, independent certified public accountants, as stated in their report thereon, and have been so incorporated in reliance on the report of Eskew & Gresham, PSC set forth therein, given on the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Premier for the year ended December 31, 1994, incorporated herein by reference to the 1996 Premier Annual Report, have been examined by McNeal, Williamson & Co., independent certified public accountants, as stated in their report thereon, and have been so incorporated in reliance on the report of McNeal Williamson & Co. set forth therein, given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Sabina Bank as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994, included in this Proxy Statement/Prospectus, have been examined by Grant Thornton LLP, independent certified public accountants, as stated in their report thereon appearing in this Proxy Statement/Prospectus, and have been included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The legality of the Premier Common Shares being offered hereby will be passed upon on for Premier by David W. Harper, Esq., Louisville, Kentucky.


                                  OTHER MATTERS

     The Sabina Bank Board of Directors is not aware of any business that will be presented at the Special Meeting other than as set forth herein and in the accompanying Notice of Special Meeting. However, if any other matters are properly presented at the Special Meeting, the persons designated in the proxies will have discretion to vote thereon. It is anticipated that such persons will vote on any such matters in accordance with the recommendation of the Sabina Bank Board of Directors.

     FINANCIAL STATEMENTS AND
     REPORT OF INDEPENDENT CERTIFIED
     PUBLIC ACCOUNTANTS

     THE SABINA BANK

     December 31, 1996 and 1995

                                    CONTENTS

                                                                          Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         F-3


FINANCIAL STATEMENTS

  STATEMENTS OF FINANCIAL CONDITION                                         F-4

  STATEMENTS OF EARNINGS                                                    F-5

  STATEMENTS OF SHAREHOLDERS' EQUITY                                        F-6

  STATEMENTS OF CASH FLOWS                                                  F-7

  NOTES TO FINANCIAL STATEMENTS                                             F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Sabina Bank

We have audited the accompanying statements of financial condition of The Sabina Bank as of December 31, 1996 and 1995, and the related statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The scope of our audits also encompassed the Minimum Directors' Examination Requirements promulgated by the Ohio Department of Commerce, Division of Financial Institutions. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sabina Bank as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.






Cincinnati, Ohio
March 14, 1997

                                 THE SABINA BANK

                        STATEMENTS OF FINANCIAL CONDITION

                                  December 31,


     ASSETS                                                 1996          1995

Cash and due from banks                              $ 2,169,900   $ 1,455,044
Federal funds sold                                       300,000     1,100,000
Investment securities designated as available
   for sale - at market                                8,144,909     8,874,423
Loans receivable - net                                24,707,068    24,224,665
Bank premises and equipment - net                        719,484       683,495
Federal Home Loan Bank stock - at cost                   125,800        89,200
Federal Reserve Bank stock - at cost                      26,650        26,650
Accrued interest receivable                              262,477       258,606
Goodwill - net                                               -           3,189
Prepaid expenses and other assets                        137,124        62,363
Prepaid federal income taxes                               9,973        20,096
                                                     -----------   -----------

       Total assets                                  $36,603,385   $36,797,731
                                                     -----------   -----------
                                                     -----------   -----------

       LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                             $31,633,906   $31,923,755
Loan to Employee Stock Ownership Plan                    230,305       260,919
Accrued interest payable                                  60,949        59,977
Other liabilities                                         44,487        44,757
Deferred federal income taxes                            102,349       120,371
                                                     -----------   -----------
       Total liabilities                              32,071,996    32,409,779

Commitments                                                  -             -

Shareholders' equity
  Common stock - authorized, issued and
    outstanding, 110,000 shares of $1 par
    value at December 31, 1996 and 1995                  110,000       110,000
  Additional paid-in capital                             778,634       778,634
  Retained earnings                                    3,824,143     3,701,502
  Required contributions for shares acquired by
    Employee Stock Ownership Plan (ESOP)                (230,305)     (260,919)
  Unrealized gains on securities designated as
    available for sale, net of related tax effects        48,917        58,735
                                                     -----------   -----------
       Total shareholders' equity                      4,531,389     4,387,952
                                                     -----------   -----------

       Total liabilities and shareholders' equity    $36,603,385   $36,797,731
                                                     -----------   -----------
                                                     -----------   -----------



The accompanying notes are an integral part of these statements.

                                 THE SABINA BANK

                             STATEMENTS OF EARNINGS

                             Year ended December 31,

                                                            1996          1995

Interest income
  Interest on loans                                   $2,224,471    $2,321,910
  Interest and dividends on investments
    U. S. Government and agency obligations              322,253       398,902
    Obligations of state and political subdivisions      143,416       150,092
  Interest-bearing deposits and other                     36,941        16,155
                                                      ----------    ----------
       Total interest income                           2,727,081     2,887,059

Interest expense
  Deposits                                             1,108,046     1,165,906
  Borrowings                                              29,906        46,778
                                                      ----------    ----------
       Total interest expense                          1,137,952     1,212,684
                                                      ----------    ----------

       Net interest income                             1,589,129     1,674,375
Provision for losses on loans                            185,000       110,000
                                                      ----------    ----------

       Net interest income after provision
         for losses on loans                           1,404,129     1,564,375

Other income
  Service fees, charges and other operating              236,585       192,904

General, administrative and other expense
  Employee compensation and benefits                     606,999       734,060
  Occupancy and equipment                                128,459       132,013
  Federal deposit insurance premiums                      17,158        54,468
  Franchise taxes                                         60,046        64,282
  Other operating                                        469,515       465,496
                                                      ----------    ----------
       Total general, administrative and
         other expense                                 1,282,177     1,450,319
                                                      ----------    ----------

       Earnings before federal income taxes              358,537       306,960

Federal income taxes
  Current                                                 87,186        60,188
  Deferred                                               (16,290)      (27,448)
                                                      ----------    ----------
       Total federal income taxes                         70,896        32,740
                                                      ----------    ----------

       NET EARNINGS                                   $  287,641    $  274,220
                                                      ----------    ----------
                                                      ----------    ----------

       EARNINGS PER SHARE                                  $2.82         $2.70
                                                      ----------    ----------
                                                      ----------    ----------



The accompanying notes are an integral part of these statements.

                                 THE SABINA BANK

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                     Years ended December 31, 1996 and 1995

                                                                                          UNREALIZED
                                                                             REQUIRED       GAINS ON
                                                                        CONTRIBUTIONS     SECURITIES
                                                            ADDITIONAL     FOR SHARES     DESIGNATED
                                                 COMMON        PAID-IN    ACQUIRED BY   AS AVAILABLE       RETAINED
                                                  STOCK        CAPITAL           ESOP       FOR SALE       EARNINGS          TOTAL
Balance at January 1, 1995                     $110,000       $778,634      $(289,665)       $   -       $3,564,782     $4,163,751

Net earnings for the year                           -              -              -              -          274,220        274,220

Cash dividends paid on common shares                -              -              -              -         (137,500)      (137,500)

Unrealized gains on securities designated as
  available for sale, net of related
  tax effects                                       -              -              -           58,735            -           58,735

Principal payments on loan to ESOP                  -              -           28,746            -              -           28,746
                                               --------       --------      ---------        -------     ----------     ----------

Balance at December 31, 1995                    110,000        778,634       (260,919)        58,735      3,701,502      4,387,952

Net earnings for the year                           -              -              -              -          287,641        287,641

Cash dividends paid on common shares                -              -              -              -         (165,000)      (165,000)

Unrealized losses on securities designated
  as available for sale, net of related
  tax effects                                       -              -              -           (9,818)           -           (9,818)

Principal payments on loan to ESOP                  -              -           30,614            -              -           30,614
                                               --------       --------      ---------        -------     ----------     ----------

Balance at December 31, 1996                   $110,000       $778,634      $(230,305)       $48,917     $3,824,143     $4,531,389
                                               --------       --------      ---------        -------     ----------     ----------
                                               --------       --------      ---------        -------     ----------     ----------



The accompanying notes are an integral part of these statements.

                                 THE SABINA BANK

                            STATEMENTS OF CASH FLOWS

                             Year ended December 31,

                                                                  1996                1995
Cash flows from operating activities:
  Net earnings for the year                               $    287,641        $    274,220
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                               56,811              55,594
    Amortization of deferred loan origination costs            168,915             154,885
    Amortization of premiums and discounts on
      investment securities - net                                5,761               2,704
    Dividends on Federal Home Loan Bank stock                   (7,100)               (700)
    Provision for losses on loans                              185,000             110,000
    Increase (decrease) in cash due to changes in:
      Prepaid expenses and other assets                        (74,761)             21,607
      Accrued interest receivable                               (3,871)             18,392
      Other liabilities                                           (270)             (3,530)
      Accrued interest payable                                     972              56,779
      Federal income taxes
        Current                                                 10,123             (20,565)
        Deferred                                               (16,290)            (27,448)
                                                          ------------        ------------
          Net cash provided by operating activities            612,931             641,938

Cash flows provided by (used in) investing activities:
  Net (increase) decrease in federal funds sold                800,000          (1,100,000)
  Proceeds from maturity of investment securities            5,288,450           4,700,000
  Purchase of investment securities                         (4,576,247)         (2,596,678)
  Principal repayments on loans                             12,232,366          12,867,574
  Loan disbursements                                       (13,068,684)        (12,487,882)
  Purchase of Federal Home Loan Bank stock                     (29,500)            (88,500)
  Purchase of bank premises and equipment                      (89,611)            (49,525)
  Proceeds from sale of real estate acquired
    through foreclosure                                            -                49,052
                                                          ------------        ------------
          Net cash provided by investing activities            556,774           1,294,041

Cash flows provided by (used in) financing activities:
  Net decrease in deposit accounts                            (289,849)         (1,850,448)
  Net decrease in federal funds purchased                        -                (800,000)
  Dividends paid on common stock                              (165,000)           (137,500)
                                                          ------------        ------------
          Net cash used in financing activities               (454,849)         (2,787,948)
                                                          ------------        ------------

Net increase (decrease) in cash and cash equivalents           714,856            (851,969)

Cash and cash equivalents at beginning of year               1,455,044           2,307,013
                                                          ------------        ------------

Cash and cash equivalents at end of year                  $  2,169,900        $  1,455,044
                                                          ------------        ------------
                                                          ------------        ------------

                                 THE SABINA BANK

                            STATEMENTS OF CASH FLOWS

                             Year ended December 31,


                                                             1996          1995

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                               $   72,063    $   75,740
                                                       ----------    ----------
                                                       ----------    ----------

    Interest on deposits and borrowings                $1,136,980    $1,155,905
                                                       ----------    ----------
                                                       ----------    ----------

Supplemental disclosure of noncash
  investing activities:
  Transfer of securities to an available for sale
    classification in accordance with SFAS No. 115     $      -      $8,798,509
                                                       ----------    ----------
                                                       ----------    ----------

  Unrealized gains (losses) on securities designated
    as available for sale, net of related tax effects  $   (9,818)   $   58,735
                                                       ----------    ----------
                                                       ----------    ----------






The accompanying notes are an integral part of these statements.

                                 THE SABINA BANK

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES

  The Sabina Bank (the "Bank") conducts a general commercial banking business in central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. The Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

  The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

  The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements:

  1.  INVESTMENT SECURITIES

  The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Bank has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or shareholders' equity, respectively.

  In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115, which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Bank's securities portfolio pursuant to the Special Report, and transferred approximately $8.8 million of investment securities from the held-to-maturity portfolio to an available for sale portfolio. As a result of the transfer, the Bank recorded an unrealized gain, net of related tax effects, of approximately $59,000 to shareholders' equity.

  Realized gains and losses on sales on securities are recognized using the specific identification method.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  2.  LOANS RECEIVABLE

  Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination costs and the allowance for losses on loans.

  Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

  3.  LOAN ORIGINATION FEES

  The Bank accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

  Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

  4.  ALLOWANCE FOR LOSSES ON LOANS

  It is the Bank's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Bank's primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a loan loss equal to the difference between the fair value of the property securing the loan and the loan's carrying value. In providing valuation allowances, costs of holding real estate, including the cost of capital, are considered. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  4.  ALLOWANCE FOR LOSSES ON LOANS (continued)

  In 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This Statement, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral. The Bank adopted SFAS No. 114 effective January 1, 1995, without material effect on financial condition or results of operations.

  A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans, consumer installment loans and credit card loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in commercial loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

  It is the Bank's general policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

  At December 31, 1996 and 1995, the Bank had no loans that would be defined as impaired under SFAS No. 114.

  5.  BANK PREMISES AND EQUIPMENT

  Bank premises and equipment are recorded at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred.

  For financial reporting, depreciation and amortization are provided principally on the straight-line method over the useful lives of the assets, estimated to be thirty-three to forty years for the building and improvements, and three to ten years for furniture and equipment.

  6.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

  Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  7.  GOODWILL

  Goodwill was amortized to operations over a ten-year period using the straight-line method.

  8.  INCOME TAXES

  The Bank accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to the temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

  The Bank's principal temporary differences result primarily from the different methods of accounting for deferred loan origination fees and costs, preparing tax returns on the cash basis of accounting while the financial statements are prepared on the accrual basis of accounting, and temporary differences in the amount of the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

  9.  EMPLOYEE STOCK OWNERSHIP PLAN

  The Bank has an Employee Stock Ownership Plan ("ESOP") which purchased 10,000 shares of newly issued common stock. The ESOP provides retirement benefits for all employees who have completed one year of service. Contributions of approximately $31,000 and $29,000 were made to the ESOP for the years ended December 31, 1996 and 1995, respectively.

  11.  EARNINGS PER SHARE

  Earnings per share is computed based 101,995 and 101,591 weighted-average shares outstanding during the years ended December 31, 1996 and 1995, respectively. Weighted-average shares outstanding gives effect to a reduction for unallocated shares held in the Bank's ESOP.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

  12.  CASH AND CASH EQUIVALENTS

  For purposes of reporting cash flows, cash and cash equivalents are defined as cash and due from banks.

  13.  RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform to the 1996 financial statement presentation.


NOTE B - INVESTMENT SECURITIES

  The carrying values and approximate fair values of investment securities at December 31 are summarized as follows:

                                             1996                          1995
                                    AMORTIZED           FAIR      AMORTIZED           FAIR
                                         COST          VALUE           COST          VALUE
  AVAILABLE FOR SALE:
    U.S. Government and
      agency obligations           $5,333,929     $5,301,311     $6,035,489     $6,009,718
    Obligations of state and
      political subdivisions        2,746,616      2,843,598      2,763,020      2,864,705
                                   ----------     ----------     ----------     ----------
        Total investments          $8,080,545     $8,144,909     $8,798,509     $8,874,423
                                   ----------     ----------     ----------     ----------
                                   ----------     ----------     ----------     ----------

  At December 31, 1996 and 1995, investment securities with an approximate book value of $4.3 million and $4.9 million, respectively, were pledged as collateral for public deposits.

  At December 31, 1996, the market value appreciation on the Bank's investment securities, totaling $64,364, was comprised of gross unrealized gains totaling $114,479 and gross unrealized losses of $50,115.

  At December 31, 1995, the market value appreciation on the Bank's investment securities, totaling $75,914, was comprised of gross unrealized gains totaling $126,166 and gross unrealized losses of $50,252.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE B - INVESTMENT SECURITIES (continued)

  The amortized cost of investment securities at December 31, 1996, by term to maturity, are shown below:

                                             U.S. GOVERNMENT      STATE AND
                                                  AND AGENCY      MUNICIPAL

  Due within one year                             $2,498,904     $  250,370
  Due in one to three years                        1,244,298        440,209
  Due in three to five years                       1,590,727        592,424
  Due after five years                                   -        1,463,613
                                                  ----------     ----------

                                                  $5,333,929     $2,746,616
                                                  ----------     ----------
                                                  ----------     ----------

NOTE C - LOANS RECEIVABLE

  The composition of the loan portfolio at December 31 is as follows:

                                                        1996           1995

  Commercial                                     $ 4,830,419    $ 4,720,523
  Real estate mortgage (primarily residential) 10,476,728 8,161,261 Installment, net of unearned income of
    $61,145 and $237,821                           9,632,956     11,452,063
  Consumer and other loans                           133,006        152,378
                                                 -----------    -----------
                                                  25,073,109     24,486,225
  Less:
    Unamortized yield adjustments                     34,818            -
    Less allowance for losses on loans               331,223        261,560
                                                 -----------    -----------

                                                 $24,707,068    $24,224,665
                                                 -----------    -----------
                                                 -----------    -----------

  The Bank's lending efforts have historically focused on residential real estate loans and consumer installment loans which comprise approximately $20.1 million, or 81%, of the total loan portfolio at December 31, 1996, and approximately $19.6 million, or 81%, of the total loan portfolio at December 31, 1995. Historically, such loans have been conservatively underwritten with collateral and cash down payments sufficient to provide the Bank with adequate coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values or economic conditions could deteriorate in its primary lending areas within Ohio, thereby impairing collateral values. However, management is of the belief that real estate values and economic conditions in the Bank's primary lending areas are presently stable.

  In the normal course of business, the Bank has made loans to its directors, officers and employees, and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of such loans outstanding at December 31, 1996 and 1995, totaled approximately $785,000 and $539,000, respectively.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE D - ALLOWANCE FOR LOSSES ON LOANS

  Activity in the allowance for losses on loans for the year ended December 31 is as follows:

                                                        1996           1995

  Balance at beginning of year                     $ 261,560      $ 285,529
  Provision charged to operations                    185,000        110,000
  Less loans charged off, net of recoveries of
    $63,229 and $47,212                             (115,337)      (133,969)
                                                   ---------      ---------
  Balance at end of year                           $ 331,223      $ 261,560
                                                   ---------      ---------
                                                   ---------      ---------

  Nonperforming and nonaccrual loans totaled $407,000 and $125,000 at December 31, 1996 and 1995. Interest which would have been recognized had such loans performed pursuant to contractual terms totaled approximately $8,700 and $5,200 for the years ended December 31, 1996 and 1995, respectively.

NOTE E - BANK PREMISES AND EQUIPMENT

  Bank premises and equipment at December 31 are summarized as follows:

                                                        1996           1995

  Land and improvements                           $  116,878     $  116,878
  Building and improvements                          599,569        575,785
  Furniture and equipment                          1,008,994        943,168
                                                  ----------     ----------
                                                   1,725,441      1,635,831

    Less accumulated depreciation
      and amortization                             1,005,957        952,336
                                                  ----------     ----------

                                                 $   719,484    $   683,495
                                                  ----------     ----------
                                                  ----------     ----------

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE F - DEPOSITS

  At December 31 deposits are summarized as follows:

                             WEIGHTED-AVERAGE
                                      RATE AT                1996                     1995
  DEPOSIT TYPE AND               DECEMBER 31,                   PERCENT                    PERCENT
  INTEREST RATE RANGE                    1996          AMOUNT  OF TOTAL         AMOUNT    OF TOTAL
  Demand deposit accounts                 -       $ 7,433,466     23.50%   $ 7,424,111       23.26%
  Money market accounts                  2.70%      3,719,194     11.76%     3,951,694       12.38%
  Savings accounts                       2.50%      4,233,515     13.38%     4,260,113       13.34%
                                                  -----------    ------    -----------      ------

  Total transaction accounts                       15,386,175     48.64%    15,635,918       48.98%

  Certificates
    2.00 - 4.99%                                    2,823,941      8.93%     1,635,293        5.12%
    5.00 - 6.99%                                   13,423,790     42.43%    13,019,636       40.78%
    7.00 - 8.99%                                          -         -        1,632,908        5.12%
                                                  -----------    ------    -----------      ------

  Total certificates of deposit          5.63%     16,247,731     51.36%    16,287,837       51.02%
                                                  -----------    ------    -----------      ------

  Total deposits                                  $31,633,906    100.00%   $31,923,755      100.00%
                                                  -----------    ------    -----------      ------
                                                  -----------    ------    -----------      ------

  At December 31, 1996 and 1995, the Bank had certificates of deposit with balances greater than $100,000 totaling $6.5 million and $5.6 million, respectively.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE F - DEPOSITS (continued)

 Interest expense on deposits for the years ended December 31 is summarized as follows:

                                                            1996           1995

 Savings accounts                                     $  107,768     $  113,443
 Money market accounts                                   106,517        128,681
 Certificates of deposit                                 893,761        923,782
                                                      ----------     ----------

                                                      $1,108,046     $1,165,906
                                                      ----------     ----------
                                                      ----------     ----------

 Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                            1996           1995
                                                               (In thousands)

 Less than one year                                      $11,592        $12,343
 One year to three years                                   4,656          3,945
                                                         -------        -------

                                                         $16,248        $16,288
                                                         -------        -------
                                                         -------        -------

NOTE G - LOAN COMMITMENTS

  The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

  At December 31, 1996, the Bank had no outstanding commitments to originate loans. At that date, the Bank had unused lines of credit totaling approximately $1.7 million. In the opinion of management all commitments will be funded via cash flow from operations and existing excess liquidity.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE H - FEDERAL INCOME TAXES

  Federal income taxes differ from those computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                            1996          1995
                                                               (In thousands)

  Taxes at statutory rate                                   $122          $104
  Increase (decrease) resulting from:
    Tax-exempt interest                                      (55)          (53)
    Other                                                      4           (18)
                                                            ----          ----
  Federal income taxes per
    financial statements                                    $ 71          $ 33
                                                            ----          ----
                                                            ----          ----

  The composition of the Bank's net deferred tax liability at December 31 is as follows:

                                                            1996          1995
                                                              (In thousands)
  Deferred tax liabilities:
    Deferred loan origination costs                        $ (34)        $ (56)
    Cash vs. accrual basis of accounting                     (81)          (54)
    Book/tax depreciation                                    (70)          (58)
    Unrealized gain on securities designated as
      available for sale                                     (15)          (17)
    Federal Home Loan Bank stock dividends                    (2)           (1)
                                                           -----         -----
        Total deferred tax liabilities                      (202)         (186)
                                                           -----         -----

  Deferred tax assets:
    Allowance for losses on loans                             86            59
    Other                                                     14             7
                                                           -----         -----
        Total deferred tax assets                            100            66
                                                           -----         -----

        Net deferred tax liability                         $(102)        $(120)
                                                           -----         -----
                                                           -----         -----

NOTE I - REGULATORY CAPITAL REQUIREMENTS

  The Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                                 THE SABINA BANK

                           December 31, 1996 and 1995


NOTE I - REGULATORY CAPITAL REQUIREMENTS (continued)

  The Federal Deposit Insurance Corporation (FDIC) has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

  These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

  In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

  As of December 31, 1996, management believes that the Bank met all capital adequacy requirements to which the Bank was subject.

                                                          AS OF DECEMBER 31, 1996
                                                                                                        TO BE "WELL-
                                                                                                     CAPITALIZED" UNDER
                                                                FOR CAPITAL                           PROMPT CORRECTIVE
                                    ACTUAL                   ADEQUACY PURPOSES                        ACTION PROVISIONS
                               ----------------   --------------------------------------   ---------------------------------------
                               AMOUNT     RATIO        AMOUNT                RATIO               AMOUNT                 RATIO
                                                              (In thousands)
  Total capital                                   IS GREATER THAN       IS GREATER THAN    IS GREATER THAN       IS GREATER THAN
    (to risk-weighted assets)   $4,783    21.0%   OR EQUAL TO $1,819    OR EQUAL TO 8.0%   OR EQUAL TO $2,274    OR EQUAL TO 10.0%

  Tier I capital                                  IS GREATER THAN       IS GREATER THAN    IS GREATER THAN       IS GREATER THAN OR
    (to risk-weighed assets)    $4,462    19.6%   OR EQUAL TO $  910    OR EQUAL TO 4.0%   OR EQUAL TO $1,364    EQUAL TO     6.0%

  Tier I leverage                                 IS GREATER THAN       IS GREATER THAN    IS GREATER THAN       IS GREATER THAN
                                $4,462    12.2%   OR EQUAL TO $1,461    OR EQUAL TO 4.0%   OR EQUAL TO $1,827    OR EQUAL TO  5.0%

                                   THE SABINA BANK
                                    BALANCE SHEETS
                                    (IN THOUSANDS)
                                     (UNAUDITED)


                                                            June 30
                                                      1997           1996
  ASSETS
Cash and due from banks                             $ 1,990        $ 1,477
Federal funds sold                                        0            700
Investment securities:
  Available for sale                                  8,774          8,016
Loans                                               $24,702        $25,118
  Less:  Unearned interest                               34            117
       Allowance for loan losses                        310            270
                                                    -------        -------
Net loans                                           $24,358        $24,731
Premises and equipment, net                             705            702
Other assets                                            735            450
                                                    -------        -------

TOTAL ASSETS                                        $36,562        $36,076

    LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing                              $ 6,630        $ 6,607
  Time deposits, $100,000 and over                    5,902          6,012
  Other interest bearing                             19,130         18,552
                                                    -------        -------
    Total deposits                                  $31,662        $31,171
Loan to Employee Stock Ownership Plan (ESOP)            230            261
Other liabilities                                        98            184
                                                    -------        -------
  Total liabilities                                 $31,990        $31,616

SHAREHOLDERS' EQUITY:
  Common stock, $1 par value; 110,000 shares
    authorized, issued and outstanding at
    June 30, 1997 and 1996                          $   110        $   110
  Surplus                                               779            779
  Retained earnings                                   3,873          3,833
  Required contributions for shares acquired
    by Employee Stock Ownership Plan (ESOP)            (230)          (261)
  Net unrealized gains or losses on investment
    securities available for sale                        40             (1)
                                                    -------        -------
       Total shareholders' equity                   $ 4,572        $ 4,460

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $36,562        $36,076

                                   THE SABINA BANK
                                 STATEMENTS OF INCOME
                       SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                     (UNAUDITED)

                                                      1997           1996
INTEREST INCOME:
  Loans, including fees                              $1,121         $1,093
  Investment securities -
    Taxable                                             162            156
    Tax-exempt                                           70             71
  Federal funds sold and other                           13             23
                                                     ------         ------
    Total interest income                            $1,366         $1,343

INTEREST EXPENSE:
  Deposits                                           $  577         $  550
  Debt and other borrowings                              13             12
                                                     ------         ------
    Total interest expense                           $  590         $  562

Net interest income                                  $  776         $  781
Provision for loan losses                                23             28
                                                     ------         ------
Net interest income after provision for
  loan losses                                        $  753         $  753

NON-INTEREST INCOME:
  Service charges                                    $   89         $   85
  Investment securities gains(losses)                     0              0
  Other                                                  16             21
                                                     ------         ------
                                                     $  105         $  106

NON-INTEREST EXPENSE
  Salaries and employee benefits                     $  298         $  260
  Occupancy and equipment expenses                       65             71
  FDIC insurance                                          1              1
  Franchise tax                                          17             17
  Other expenses                                        315            264
                                                     ------         ------
                                                     $  696         $  613

Income before income taxes                           $  162         $  246

Provision for income taxes                               30             60
                                                     ------         ------

NET INCOME                                           $  132         $  186

Primary earnings per share                           $ 1.28         $ 1.82

                                   THE SABINA BANK
                               STATEMENTS OF CASH FLOWS
                       SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                                    (IN THOUSANDS)
                                     (UNAUDITED)

                                                      1997           1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                        $   132        $   186
  Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization                     28             30
       Provision for loan losses                         23             28
  Change in:
    Other assets                                       (325)          (109)
    Other liabilities                                  (110)           (67)
                                                    -------        -------
       Net cash provided by (used in) operating
        activities                                  $  (252)       $    68

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale        $(2,085)       $(1,685)
  Proceeds from maturities of securities
   available for sale                                 1,600          2,627
  Net change in federal funds sold                      300            400
  Net change in loans                                   326           (534)
  Purchases of bank premises and equipment, net         (14)           (46)
                                                    -------        -------
    Net cash provided by investing activities       $   127        $   762

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in deposits                            $    28        $  (753)
  Dividends paid                                        (83)           (55)
                                                    -------        -------
    Net cash used in financing activities           $   (55)       $  (808)

Net increase (decrease) in cash and cash
 equivalents                                        $  (180)       $    22

Cash and cash equivalents at beginning of period      2,170          1,455
                                                    -------        -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD          $ 1,990        $ 1,477

                                                                       ANNEX I

                     AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 28, 1997, among PREMIER FINANCIAL BANCORP, INC., a Kentucky corporation ("Parent"), PFBI INTERIM BANK, an Ohio banking corporation in organization and a wholly owned subsidiary of Parent ("Merger Sub"), and THE SABINA BANK, an Ohio banking corporation (the "Company").

R E C I T A L S:
- - - - - - - -

    A. The Boards of Directors of Parent, Merger Sub and the Company each have determined that a business combination involving the merger of Merger Sub into the Company and the Company becoming a wholly owned subsidiary of Parent is in the best interests of their respective companies and shareholders and presents an opportunity for Parent and the Company and their respective shareholders to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein (the "Merger") upon the terms and subject to the conditions set forth herein.

     B. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

     C. For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     D. It is intended that the Merger shall be recorded for accounting purposes as a pooling of interests.

A G R E E M E N T:
- - - - - - - - -

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:


                                      ARTICLE I

                                     THE MERGER

     1.1 EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") shall be duly executed and acknowledged by Merger Sub and the Company and thereafter delivered to the Secretary of State of the State of Ohio, for filing, as provided in the General Corporation Law of the State of Ohio (the "OGCL"), as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Ohio or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

     1.2 CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is five business days after satisfaction of the latest to occur of the conditions set forth in Sections 6.1, 6.2(b) and 6.3(b) (other than the delivery of the officers' certificates referred to in Sections 6.2(b) and 6.3(b)), provided that the other closing conditions set forth in
Article VI have been met or waived as provided in Article VI at or prior to the Closing (the "Closing Date"), at the offices of Vorys, Sater, Seymour and Pease, 221 East Fourth Street, Suite 2100, Cincinnati, Ohio, unless another time, date or place is agreed to in writing by the parties hereto.

     1.3 EFFECTS OF THE MERGER. At the Effective Time, (a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, (b) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law and (c) the code of regulations of the Company as in effect immediately prior to the Effective Time shall be the code of regulations of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. As used in this Agreement, "Surviving Corporation" shall mean the Company. At and after the Effective Time, the Merger will have the effects set forth in
Section 1701.82 of the OGCL.

                                      ARTICLE II

                   EFFECT OF THE MERGER ON THE STOCK OF THE COMPANY
                       AND MERGER SUB; EXCHANGE OF CERTIFICATES

     2.1 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any common stock, $1.00 par value, of the Company ("Company Common Stock"):

          (a) CANCELLATION OF PARENT- OR MERGER SUB-OWNED SHARES. All Company Common Stock that is owned by Parent, Merger Sub or any other Subsidiary (as defined in Section 3.1(a)) of Parent (other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (any such shares, "trust account shares")) shall be cancelled and shall cease to exist and no shares of common stock of Parent or other consideration shall be delivered in exchange therefor.

          (b) CONVERSION OF MERGER SUB COMMON STOCK. Each of the shares of common stock of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into 1,000 shares of common stock of the Surviving Corporation, $1.00 par value per share.

          (c) CONVERSION OF COMPANY COMMON STOCK. Each of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into 4.33 (such number being referred to as the "Conversion Number") fully paid and non-assessable shares of common stock of Parent, without par value ("Parent Common Stock"), all in accordance with Section 2.2.

          (d) DISSENTING SHARES. Notwithstanding any other provisions of this Agreement to the contrary, Company Common Stock that is outstanding immediately prior to the Effective Time and which is held by shareholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have properly demanded in writing appraisal for such shares in accordance with Section 1701.85 of the OGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the consideration provided in Section 2.1(c). Such shareholders ("Dissenting Holders") shall be entitled to receive payment of the appraised value of such Company Common Stock held by them in accordance with the provisions of
Section 1701.85 of the OGCL, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Common Stock under such Section 1701.85 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration provided in Section 2.1(c), without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Common Stock in accordance with Section 2.2.

          (e) ADJUSTMENT TO CONVERSION NUMBER. If, prior to the Effective Time of the Merger, Parent shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares any Parent Common Stock, the Conversion Number shall be multiplied by a fraction, the numerator of which shall be the number of shares of Parent Common Stock outstanding immediately after, and the denominator of which shall be the number of such shares outstanding immediately before, the occurrence of such event, and the product shall be the Conversion Number for purposes of Section 2.1(c).

     2.2  EXCHANGE OF CERTIFICATES.

          (a) EXCHANGE AGENT. Parent shall authorize a commercial bank (or such other person or persons as shall be acceptable to Parent and the Company) to act as exchange agent hereunder (the

"Exchange Agent"). As soon as practicable, but not later than three business days after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of certificates which immediately prior to the Effective Time represented Company Common Stock converted in the Merger (the "Company Certificates"), certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto in accordance with Section 2.2(c), being hereinafter referred to as the "Exchange Fund") issuable pursuant to
Section 2.1(c) in exchange for the outstanding Company Common Stock (the "Parent Certificates").

          (b)  EXCHANGE PROCEDURES.

               (i) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each recordholder of a Company Certificate a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery thereof to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Company Certificates in exchange for the consideration described in the next sentence). Upon surrender for cancellation to the Exchange Agent of all Company Certificates held by any recordholder of a Company Certificate, together with such letter of transmittal duly executed, such holder shall be entitled to receive in exchange therefor a Parent Certificate(s) representing the number of whole shares of Parent Common Stock into which the Company Common Stock represented by the surrendered Company Certificate(s) shall have been converted at the Effective Time pursuant to this Article II, cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) and certain dividends and other distributions in accordance with Section 2.2(c), and the Company Certificate(s) so surrendered shall forthwith be cancelled; PROVIDED, HOWEVER, that Company Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged for Parent Certificates until Parent has received a written agreement from such person as provided in Section 5.6.

              (ii) Until Company Certificates have been surrendered and exchanged for Parent Certificates as herein provided, each outstanding Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a Parent Certificate(s) representing a whole number of shares of Parent Common Stock and cash in lieu of any fractional share as contemplated by this Section 2.2. No transfer taxes shall be payable in connection with any such exchange, except that if any Parent Certificate (or any check representing cash in lieu of a fractional share) is to be issued in the name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of the Parent Certificate (or check) in a name other than that of the registered holder of the Company Certificate, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent. If outstanding Company Certificates are not surrendered prior to six years after the Effective Time of the Merger (or, in any particular case, prior to such earlier date on which dividends and other distributions, if any, described above would otherwise escheat to or become the property of any governmental unit or agency), the amount of dividends and other distributions, if any, that have become payable and that thereafter become payable on Parent Common Stock evidenced by such Company Certificates as provided herein shall, to the extent permitted by applicable law, become the property of Parent (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled thereto.

         (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until the holder of such Company Certificate shall surrender it. Subject to the effect of applicable laws, following surrender of any such Company Certificate, there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or promptly thereafter as is practicable, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole number of shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole number of shares of Parent Common Stock.

          (d) NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All Parent Common Stock issued upon conversion of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock, SUBJECT, HOWEVER, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on Company Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time. At the Effective Time, the stock transfer books of the Company shall be closed to holders of Company Common Stock immediately prior to the Effective Time and no transfer of Company Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

          (e)  NO FRACTIONAL SHARES.

               (i) Notwithstanding any other provision hereof, no fractional share of Parent Common Stock and no certificate or scrip therefor, or other evidence of ownership thereof, will be issued, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of shares or fractional share interests.

         (ii) Each holder of Company Common Stock shall be paid an amount in cash equal to the product obtained by multiplying the fractional share interest to which such holder (after taking into account all shares of Company Common Stock then held by such holder) would otherwise be entitled by the midpoint between the highest "bid" and lowest "asked" price for a share of Parent Common Stock in the over-the-counter market for the business day immediately preceding the Closing Date.

          (iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Common Stock subject to and in accordance with the terms of Section 2.2(b).

          (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to Parent, upon demand, and any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of

Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

          (g) NO LIABILITY. Neither Parent, Merger Sub, the Company nor the Surviving Corporation shall be liable to any holder of Company Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                     ARTICLE III

                            REPRESENTATIONS AND WARRANTIES

     3.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Parent and Merger Sub that:

          (a) ORGANIZATION, STANDING AND POWER. The Company is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. The Company is a bank duly organized under Chapter 1113 of the Ohio Revised Code validly existing and in good standing under the laws of the State of Ohio, and all of its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement: (i) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Parent, the Company or the Surviving Corporation, as the case may be, any change or effect that is or would reasonably be expected (so far as can be foreseen at the time) to be materially adverse to the business, properties, assets, liabilities, condition (financial or otherwise) or results of the operations of Parent and its Subsidiaries taken as a whole, the Company, or the Surviving Corporation, as the case may be; provided, however, that no Material Adverse Change or Material Adverse Effect shall be deemed to have occurred by reason of a change or effect resulting from general economic conditions, general industry conditions, changes in banking laws or regulations of general applicability or interpretations thereof, or a general deterioration in the financial markets; and (ii) "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the capital stock or other equity interest the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

         (b)  CAPITAL STRUCTURE.

               (i) The authorized capital stock of the Company consists of 110,000 shares of Company Common Stock, all of which are outstanding.

               (ii) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote ("Voting Debt") are issued or outstanding. All outstanding shares of Company Common Stock are, and any Company Common Stock that may be issued pursuant to the exercise of any outstanding stock option will be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

               (iii) Except as set forth in the letter dated and delivered to Parent on the date hereof (the "Company Letter"), which relates to this Agreement and is designated therein as being the Company Letter, there is no option, warrant, call, right (including any preemptive right), commitment or any other agreement of any character that the Company is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase or redeem any shares of capital stock, any Voting Debt, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock of the Company, or to provide funds to, or make an investment, in the form of a loan, capital contribution or otherwise (excepting loans made in the ordinary course of a commercial banking business), in any other corporation, partnership, firm, individual, trust or other legal entity (each, and any group of any two or more of the foregoing, a "Person").

               (iv) Except as set forth in the Company Letter, there is no voting trust or other agreement or understanding to which the Company is a party, or may be bound by, with respect to the voting of the capital stock of the Company.

               (v) Since December 31, 1994, except as set forth in the Company Letter, the Company has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of the Company; (B) repurchased, redeemed or otherwise acquired any shares of capital stock of the Company (other than the acquisition of trust account shares); or (C) declared, set aside, made or paid to shareholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company, other than regular semi-annual cash dividends at a rate not in excess of the regular semi-annual cash dividends most recently declared by the Company prior to March 31, 1997.

          (c)  AUTHORITY.

               (i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the shareholders of the Company in accordance with the OGCL and the Company's articles of incorporation). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, except that the enforcement hereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to creditors' rights generally, (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (C) judicial discretion.

               (ii) Except as set forth in the Company Letter, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby (subject to approval by the shareholders of the Company of this Agreement) will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation, acceleration or payment of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right of termination, amendment, cancellation, acceleration or payment, loss or creation, a "Violation") pursuant to, any provisions of the articles of incorporation or code of regulations of the Company or, except as set forth in the Company Letter, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Subsection (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(o)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets.

               (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity") is required by or with respect to the Company in connection with the execution and delivery of this Agreement, or the consummation by the Company of the transactions contemplated hereby, the failure to obtain which would have a Material Adverse Effect on the Company, except for (A) the filing by Parent of an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and approval of same, (B) the filing by Merger Sub and/or the Company of an application with the Federal Reserve under the Bank Merger Act and approval of same, (C) the filing by Parent of a Registration Statement on Form S-4 ("S-4") with the Securities and Exchange Commission ("SEC"), and the declaration by the SEC of its effectiveness, (D) the filing by the Company of the Certificate of Merger with the Secretary of State of the State of Ohio, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (E) the filing of applications by Parent and/or Merger Sub with the Ohio Superintendent of Financial Institutions (the "Superintendent"), and approval thereof, (F) the filing of an application by Parent with the Commissioner of the Department of Financial Institutions of the Commonwealth of Kentucky ("KDFI"), and approval thereof,
(G) notices to or filings with the Small Business Administration ("SBA"), or the Internal Revenue Service (the "IRS") or the Pension Benefit Guaranty Corporation (the "PBGC") with respect to any Benefit Plans, and (H) such filings and approvals as may be required under the "blue sky" laws of various states.

          (d) FINANCIAL STATEMENTS. The Company has made available to Parent true and complete copies of the audited statements of financial position and the related statements of operations, shareholders' equity and cash flows (including the related notes thereto) of the Company for the years ended December 31, 1996, 1995 and 1994, certified by Grant Thornton LLP, independent certified public accountants (the "Company Audited Financial Statements"). The Company also has made available to Parent true and complete copies of the monthly and quarterly unaudited statements of financial position and the related statements of operations, shareholders' equity and cash flows of the Company for the monthly and quarterly periods ended during the period of January 1, 1997 through April 30, 1997 (the "Company Unaudited Financial Statements"). (The Company Audited Financial Statements, the Company Unaudited Financial Statements and those audited and unaudited financial statements that the Company hereafter shall deliver to Parent pursuant to Section 5.5 are collectively referred to as the "Company Financial Statements"). Except as set forth in the Company Letter, the Company Financial Statements are or, as the context requires shall be, in compliance as to form in all material respects with applicable accounting requirements, have been (or shall be) prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly (or shall fairly) present (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and any other adjustments described therein which individually or in the aggregate will not be material in amount or effect) the financial position of the Company as of their respective dates and the results of its operations and cash flows for the periods presented therein.

          (e) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Company Letter, since December 31, 1996, the Company has not incurred any material liability or obligation (indirect, direct or contingent), except in the ordinary course of its business consistent with past practices, taken any of the prohibited actions set forth in Section 4.1, or suffered any change, or any event involving a prospective change, in its business, financial condition or results of operations that has had, or is reasonably likely to have, a Material Adverse Effect on the Company.

          (f) ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in the Company Letter or reflected or reserved against in the Company Audited Financial Statements for the 1996 year, the Company has no obligations or liabilities (contingent or otherwise) that might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has set forth in the Company Letter, as of the date hereof, all interest rate and currency exchange agreements, and all trading positions regarding any form or type of derivative financial product the value of which is linked to, or derived from, the value of an underlying asset, rate or index.

          (g) ALLOWANCE FOR CREDIT LOSSES. Except as set forth in the Company Letter, the allowance for credit losses (the "Allowance") shown on the statements of financial position of the Company as of April 30, 1997 included in the Company Financial Statements was, and the Allowance shown on each of the statements of condition of the Company as of a date subsequent to the execution of this Agreement will be, in each case as of the dates thereof, determined in accordance with safe and sound banking practices and the guidelines and policies of the FDIC, and are (and will be) adequate, in the reasonable judgment of management, to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivable) of the Company and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Company.

          (h) ENVIRONMENTAL MATTERS. Except as set forth in the Company Letter, to the knowledge of the Company, neither the Company nor any properties presently or previously owned or operated by the Company has been or is in violation of or liable under any Environmental Law (as hereinafter defined). There are no actions, suits or proceedings, or demands, claims, notices or, to the knowledge of the Company, investigations (including notices, demand letters or requests for information from any environmental agency), instituted or pending, or to the knowledge of the Company, threatened, relating to the liability of any properties owned or operated by the Company under any Environmental Law. "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement between the Company and any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, ground water, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component; and includes, without limitation, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act.

          (i) INFORMATION SUPPLIED. None of the information supplied or to be supplied by the Company for inclusion in (i) the S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement of the Company contained within the S-4 (the "Proxy Statement") will, at the date of mailing to shareholders of the Company and at the time of the meeting of shareholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent and Merger Sub) will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, to the extent applicable. The information set forth in the Company Letter by the Company for purposes of this Agreement is true and accurate in all material respects.

          (j) NO DEFAULT. Except as set forth in the Company Letter, no Violation exists on the part of the Company with respect to any term, condition or provision of (i) its articles of incorporation or bylaws, (ii) any note, mortgage, indenture, other evidence of indebtedness, guaranty, license, agreement or other contract, instrument or contractual obligation to which the Company is now a party or by which it or any of its properties or assets may be bound, or (iii) any order, writ, injunction or decree applicable to the Company, except for possible Violations that, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on the Company.

          (k) COMPLIANCE WITH LICENSES, PERMITS AND APPLICABLE LAWS. The Company has received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental entities (the "Company Permits") as are necessary to own or lease and operate its properties and to conduct its business as currently owned or leased and conducted, and all such Company Permits are valid and in full force and effect. The Company is in compliance in all material respects with its obligations under the Company Permits, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and no event has occurred that allows, or after notice of lapse of time, or both, would allow, revocation or termination of any material Company Permit. Except as set forth in the Company Letter, the business of the Company is not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations that individually or in the aggregate do not, and in the future will not, have a Material Adverse Effect on the Company. Except for routine examinations by Governmental Entities charged with the supervision or regulation of banks or bank holding companies or the insurance of bank deposits ("Bank Regulators"), as of the date of this Agreement, to the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company is pending or threatened.

          (l) ACTIONS AND PROCEEDINGS. Except as set forth in the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or affecting the Company, any of its current or former directors, employees, consultants, agents or shareholders, as such, any of its properties, assets or business or any Company Benefit Plan (as defined in Section 3.1(o)). Except as set forth in the Company Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or, to the knowledge of the Company, investigations pending or threatened, against or affecting the Company, any of its current or former directors, officers, employees, consultants, agents or shareholders, as such, any of its properties, assets or business or any Company Benefit Plan that if brought (if not now pending) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There are no actions, suits or claims or legal, administrative or arbitration proceedings or, to the knowledge of the Company, investigations or labor disputes pending or threatened, against or affecting the Company, any of its current or former directors, officers, employees, consultants, agents or shareholders, as such, any of its properties, assets or business or any Company Benefit Plan relating to the transactions contemplated by this Agreement.

          (m) TAXES. To the Company's knowledge, the Company has filed all tax returns required to be filed by it and has paid, or has set up an adequate reserve for the payment of, all Taxes required to be paid as shown on such returns, and the most recent Company Financial Statements reflect an adequate reserve for all Taxes payable by the Company accrued through the date of such financial statements. No material deficiencies for any Taxes have been proposed, asserted or assessed against the Company that are not adequately reserved for. Except with respect to claims for refund, the federal income tax returns of the Company have been examined by and settled with the IRS, or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1993. For the purpose of this Agreement, the term "Taxes" (including, with correlative meaning, the term "tax") shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, unemployment (including unemployment insurance premiums or contributions), use, property, withholding, excise, occupancy, and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

          (n) CERTAIN AGREEMENTS. Except as set forth in the Company Letter, and except for this Agreement, as of the date of this Agreement, the Company is not a party to any oral or written (i) employment or other agreement, contract, commitment, program, policy or arrangement requiring the Company to pay compensation (including any salary, bonus, deferred compensation, incentive compensation, severance, vacation or sick pay, or any other fringe benefit payment) or any other type of remuneration to any Person, (ii) agreement or plan, including any stock option plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iii) contract or agreement not terminable on 30 days' or less notice involving the payment of more than $5,000 in any 12 month period;
(iv) contract or agreement that materially limits the ability of Company to compete in any line of business or with any Person or in any geographic area or during any period of time, or (v) any other material contract the disclosure and inclusion as an exhibit of which would be required by Item 601 of Regulation S-K of the SEC if the Company were a corporation making filings with the SEC under the periodic reporting requirements of Section 13 of the Exchange Act and the rules and regulations of the SEC thereunder.

          (o)  BENEFIT PLANS.

               (i) The Company has disclosed in the Company Letter each employee benefit plan (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")) (all the foregoing being herein called "Benefit Plans"), maintained or contributed to by the Company (the "Company Benefit Plans"). The Company will make available to Parent a true and correct copy of (a) the most recent annual report (Form 5500) filed with the IRS, (B) each such Company Benefit Plan, (C) each trust agreement relating to such Company Benefit Plan, (D) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required,
(E) the most recent actuarial report or valuation relating to a Company Benefit Plan subject to Title IV of ERISA and (F) the most recent determination letter issued by the IRS with respect to any Company Benefit Plan qualified under Section 401(a) of the Code.

               (ii) With respect to the Company Benefit Plans, individually and in the aggregate, except as set forth in the Company Letter, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company could be subject to any liability (except liability for benefits, claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

          (p)  SUBSIDIARIES.  The Company has no Subsidiaries.

          (q) AGREEMENTS WITH BANK REGULATORS. The Company is not a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, nor is it a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has the Company been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

          (r) VOTE REQUIRED. The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

          (s)  PROPERTIES.

               (i) Except as set forth in the Company Letter, the Company
(A) has good, valid and marketable title to all the properties and assets reflected in the latest audited financial statements included in the Company Financial Statements as being owned by the Company, or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all mortgages, pledges, security interests, claims, liens, charges, options or other encumbrances of any nature whatsoever (including, without limitation, in the case of real property, easements and rights-of-way) (collectively, "Liens"), except (x) statutory Liens securing payments not yet due, (y) Liens on assets of the Company incurred in the ordinary course of a commercial banking business and (z) such Liens and imperfections or irregularities of title that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (B) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company's knowledge, the lessor.

               (ii) The Company has set forth in the Company Letter the street address of all real property currently owned by the Company, including properties held by the Company as a result of foreclosure or repossession or carried on the Company's books as "other real estate owned" (the "Current Real Properties"). Except as set forth in the Company Letter, the Current Real Properties are in generally good condition and have been well maintained in accordance with reasonable and prudent business practices applicable to like facilities. Except as set forth in the Company Letter, there are no proceedings, claims, disputes or conditions affecting any of the Current Real Properties or leasehold interests of the Company that, insofar as reasonably can be foreseen, may curtail or interfere with the use of such property.

          (t) CORPORATE DOCUMENTS, BOOKS AND RECORDS. The Company has made available to Parent true and complete copies of the articles of incorporation and code of regulations of the Company. The minute books of the Company contain complete and accurate records in all material respects of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of the Board of Directors). The stock transfer records of the Company are, to the knowledge of the Company, complete and accurate in all material respects.

          (u) INSURANCE. The Company maintains with financially sound and reputable insurance companies insurance policies and bonds in force in such amounts and against such liabilities and risks as companies engaged in a similar business, in accordance with good business practice, customarily would be insured. Except as set forth in the Company Letter, to the Company's knowledge, the Company is not liable for any material, retroactive premium adjustments. All such insurance policies and bonds are valid, enforceable and in full force and effect and, except as set forth in the Company Letter, the Company has not received any notice of premium increases or cancellation and, to the Company's knowledge, no grounds for any cancellation notice exists. Except as set forth in the Company Letter, since December 31, 1994, the Company has not failed to make a timely claim with respect to any matter giving rise to a claim or potential claim under any such insurance policies and bonds where such failure to make a timely claim would have a Material Adverse Effect on the Company.

          (v) POTENTIAL COMPETING INTERESTS. Except as set forth in the Company Letter, (i) no director, officer or key employee or, to the Company's knowledge, any beneficial owner of 10% or more of any class of capital stock (a "Ten Percent Owner") of the Company directly or indirectly beneficially owns a 5% or more interest in any institution that is engaged in the business of making loans and/or taking deposits, (ii) neither the Company, nor any director, officer or key employee of the Company has any interest, direct or indirect, in any contract or agreement with, commitment or obligation of or to, or claim against, the Company (excluding contracts, agreements or obligations with respect to monies borrowed from, or claims for deposits maintained with, the Company in the ordinary course of a commercial banking business consistent with safe and sound banking practices), and (iii) the Company does not use any real or personal property in which any director, officer or key employee or, to the Company's knowledge, Ten Percent Owner of the Company directly or indirectly beneficially owns a 5% or more interest in any such real or personal property.

          (w) POOLING OF INTERESTS. To the Company's knowledge, the Company has not taken or failed to take any action that would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto, and the pronouncements of the SEC.

     3.2 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER Sub. Each of Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

          (a) ORGANIZATION, STANDING AND POWER. Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. Each of Parent's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. Each of Parent and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

          (b)  CAPITAL STRUCTURE.

               (i) The authorized capital stock of Parent consists of 10,000,000 shares of common stock, without par value ("Parent Common Stock"), and 1,000,000 shares of preferred stock, without par value ("Parent Preferred Stock"), of which 4,209,090 shares of Common Stock are outstanding, 100,000 shares of Common Stock are reserved for issuance under Parent's 1996 Employee Stock Ownership Incentive Plan and no shares of Common Stock are held by Parent in its treasury. There are no shares of Parent Preferred Stock outstanding, reserved for issuance or held by Parent in its treasury.

               (ii) No Voting Debt of Parent is issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

               (iii) Except as set forth in the Parent SEC Documents (as defined in Section 3.2(d)) or the letter dated and delivered to the Company on the date hereof (the "Parent Letter"), which relates to this Agreement and is designated therein as the Parent Letter, there is no option, warrant, call, right (including any preemptive right), commitment or any other agreement of any character that Parent or any Subsidiary is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase or redeem any shares of capital stock, any Voting Debt, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock of Parent or any Subsidiary, or to provide funds to, or make an investment (in the form of a loan, capital contribution or otherwise) in, any of Parent's Subsidiaries or (excepting loans made in the ordinary course of a commercial banking business) any other Person.

               (iv) Except as set forth in the Parent SEC Documents or the Parent Letter, and except for this Agreement, there is no voting trust or other agreement or understanding to which Parent or any Subsidiary is a party, or may be bound by, with respect to the voting of the capital stock of Parent or any Subsidiary.

               (v) Since December 31, 1994, except as set forth in the Parent SEC Documents or the Parent Letter, Parent has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of Parent or any Subsidiary;
(B) repurchased, redeemed or otherwise acquired, directly or indirectly through any Subsidiary, any shares of capital stock of Parent or any Subsidiary (other than the acquisition of trust account shares); or
(C) declared, set aside, made or paid to shareholders of Parent dividends or other distributions on the outstanding shares of capital stock of Parent, other than regular quarterly cash dividends.

          (c)  AUTHORITY.

               (i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Merger Sub, and by Parent as the shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable in accordance with its terms, except that the enforcement hereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to creditors' rights generally, (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (C) judicial discretion.

               (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, create any Violation under any provisions of the articles of incorporation or bylaws of Parent or any Subsidiary or, except as set forth in the Parent Letter and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Subsection (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(o)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any Subsidiary or their respective properties or assets.

               (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any Subsidiary in connection with the execution and delivery of this Agreement, or the consummation by Parent and Merger Sub of the transactions contemplated hereby, the failure to obtain which would have a Material Adverse Effect on Parent, except for (A) the filing by Parent of an application with the Federal Reserve under the BHC Act, and approval of same, (B) the filing by Merger Sub and/or the Company of an application with the Federal Reserve under the Bank Merger Act and approval of same, (C) the filing by Parent of the S-4 with the SEC, and the declaration by the SEC of its effectiveness,
(D) the filing by the Company of the Certificate of Merger with the Secretary of State of the State of Ohio and appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business, (E) the filing of applications by Parent and/or Merger Sub with the Superintendent, and the approval thereof, (F) the filing of an application by Parent with the KDFI, and approval thereof, (G) notices to or filings with the SBA, or the IRS or the PBGC with respect to any Benefit Plans, and (H) such filings and approvals as may be required under the "blue sky" laws of various states.

          (d) SEC DOCUMENTS: FINANCIAL STATEMENTS. Parent has made available to the Company each document filed by it since December 31, 1994 with the SEC under the Securities Act or the Exchange Act, including without limitation, (i) Parent's Annual Report on Form 10-K for the year ended December 31, 1996, (ii) Parent's Quarterly Report on Form 10-Q for the period ended March 31, 1997, and (iii) Parent's definitive proxy statement for its 1997 Annual Meeting of Shareholders held May 6, 1997, each in the form (including exhibits and any amendments) filed with the SEC (collectively, the "Parent SEC Documents"). As of their respective dates, each of the Parent SEC Documents did not, and each of the Parent SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, provided, that Parent makes no representation with respect to information supplied by the Company for use in Parent SEC Documents after the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents (including their related notes and schedules) fairly presents the consolidated financial condition of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included or incorporated by reference into the Parent SEC Documents (including any related notes and schedules) fairly presents the results of operations, retained earnings and changes in financial position, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements to normal year-end adjustments and any other adjustments described therein which individually or in the aggregate will not be material in amount or effect), in each case in accordance with generally accepted accounting principals consistently applied during the periods involved, except as may be noted therein.

          (e) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the Parent Letter, since December 31, 1996, neither Parent nor any Subsidiary has incurred any material liability or obligation (indirect, direct or contingent), except in the ordinary course of its business consistent with past practices, or suffered any change, or any event involving a prospective change, in its business, financial condition or results of operations that has had, or is reasonably likely to have, a Material Adverse Effect on Parent.

          (f) ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in the Parent Letter or disclosed in the Parent SEC Documents, neither Parent nor any Subsidiary has any obligations or liabilities (contingent or otherwise) that might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has set forth in the Parent Letter, as of the date hereof, all interest rate and currency exchange agreements, and all trading positions regarding any form or type of derivative financial product the value of which is linked to, or derived from, the value of an underlying asset, rate or index.

          (g) INFORMATION SUPPLIED. None of the information supplied or to be supplied by Parent for inclusion in (i) the S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement will, at the date of mailing to shareholders of the Company and at the time of the meeting of shareholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information set forth in the Parent Letter by Parent for purposes of this Agreement is true and accurate in all material respects.

         (h) CORPORATE DOCUMENTS, BOOKS AND RECORDS. Parent has made available to the Company true and complete copies of the articles of incorporation and bylaws of Parent and each Subsidiary. The minute books of Parent and each Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of the Board of Directors). The stock transfer records of Parent and each Subsidiary are, to the knowledge of Parent, complete and accurate in all material respects.

          (i) POOLING OF INTERESTS. To Parent's knowledge, neither Parent nor any Subsidiary has taken or failed to take any action that would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto, and the pronouncements of the SEC.

         (j) INDEPENDENT OPERATION. It has been the practice of Parent since its formation to maintain the separate charters of commercial banks that become affiliated with, and Subsidiaries of, Parent. It has also been the practice of Parent to continue the directorships of directors and the employment of officers and employees of commercial banks that become affiliated with, and Subsidiaries of, Parent following consummation of transactions resulting in such affiliations with Parent.

                                      ARTICLE IV

                       CONDUCT OF THE COMPANY PRIOR TO CLOSING

     4.1  CONDUCT OF BUSINESS.

          (a) Except as set forth in the Company Letter, the Company agrees that during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organization, keep available the service of its current directors, officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing business shall not be impaired in any material aspect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement prior to the Effective Time or except as set forth in the Company Letter, the Company will not, without the prior written consent of Parent:

               (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including shares of Company Common Stock), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), or (B) any other securities in respect of, in lieu of, or in substitution for, shares of Company Common Stock outstanding on the date hereof;

               (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of Company Common Stock (except for the acquisition of trust account shares);

               (iii) split, combine, subdivide or reclassify any shares of Company Common Stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, whether in cash, stock, property or otherwise, in respect of any shares of Company Common Stock or otherwise make any payments to shareholders in their capacity as such; except that if the Effective Time has not occurred before the record date for dividends on Parent Common Stock for the calendar quarter ended December 31, 1997 the Company may declare a special dividend on Company Common Stock to holders of record of such shares as of the record date established therefor (which record date shall be prior to the date of the Effective Time) with a payment date that is the same as the Closing Date, in an amount per share equal to the product of (x) 4.33 multiplied by (y) the dividend per share declared on Parent Common Stock by Parent for the calendar quarter ended December 31, 1997;

               (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

               (v) adopt any amendments to its articles of incorporation or code of regulations;

               (vi) make any acquisition or disposition of assets or securities, except in the ordinary course of business consistent with past practices;

               (vii) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of a commercial banking business consistent with past practices, it being understood and agreed that the incurrence of indebtedness in the ordinary course of a commercial banking business shall include the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements;

               (viii) offer any new deposit or loan product or service or change its lending, investment, liability management, loan loss provision, loan loss charge-off or other material banking policies;

               (ix) grant any increases in the compensation of any of its directors, officers or employees, except in the ordinary course of business and in accordance with past practice or as may be approved on a case by case basis by Parent;

               (x) pay or agree to pay any pension, retirement allowance, severance or other employee benefit not required or contemplated by any of the existing Company Benefit Plans or any agreements or arrangements as in effect on the date hereof to any such director, officer or employee, whether past or present;

               (xi) enter into any new or amend any existing employment or severance or termination agreement with any director, officer or employee;

               (xii) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new Benefit Plan or amend any Company Benefit Plan in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

               (xiii) make any capital expenditures or commitments for any capital expenditures, other than capital expenditures or commitments for any capital expenditures set forth in the Company Letter;

               (xiv) make any material changes in its customary methods of marketing;

               (xv) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; or

               (xvi) change its method of accounting in effect at December 31, 1996, except as required by changes in generally accepted accounting principles as concurred in by each party's independent auditors, or change its fiscal year;

               (xvii) take any action that would, or reasonably might be expected to, adversely affect the ability of the Company or Parent to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.1(b)) without imposition of a condition or restriction of the type referred to in Section 6.1(f);

               (xviii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     4.2  ACQUISITION PROPOSALS.

         (a) The Company shall not, and the Company shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including without limitation any attorney, accountant, investment banker or other advisor retained by it) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal. The Company and its officers, directors, employees, agents and representatives shall immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

         (b)  Notwithstanding anything to the contrary contained in this
Section 4.2, the Company and the Board of Directors of the Company (A) may furnish information to, and participate in discussions or negotiations with any third party that after the date hereof submits an unsolicited bona fide written Acquisition Proposal to the Company if the Company's Board of Directors determines in good faith, based upon the written advice of outside legal counsel, that the failure to furnish such information or participate in such discussions or negotiations may reasonably constitute a breach of the Board's fiduciary duties under applicable law, and (B) shall be permitted to
(y) take and disclose to the Company's shareholders a position with respect to the Merger or an Acquisition Proposal, or amend or withdraw such position, or (z) make disclosure to the Company's shareholders, in each case either with respect to or as a result of an Acquisition Proposal, if the Company's Board of Directors determines in good faith, based upon the written advice of outside legal counsel, that the failure to take such action may reasonably constitute a breach of the Board's fiduciary duties under applicable law; PROVIDED, that the Company shall not enter into any acquisition agreement with respect to any Acquisition Proposal except concurrently with the termination of this Agreement in accordance with the provisions of Section 7.1(d) and shall not enter into any other agreements with respect to an

Acquisition Proposal except concurrently with such termination unless, and only to the extent that, such other agreements would facilitate the process of providing information to, or conducting discussions or negotiations with, the parties submitting such an Acquisition Proposal, such as confidentiality and standstill agreements.

                                      ARTICLE V

                                ADDITIONAL AGREEMENTS

     5.1 ACCESS TO INFORMATION. Upon reasonable notice, the Company and Parent shall each (and Parent shall cause its Subsidiaries to) afford to the officers, directors, employees, accountants, counsel and other authorized representatives of the other ("Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its books and records, properties, officers, directors, employees, counsel, accountants and other representatives, and, during such period, shall (and Parent shall cause its Subsidiaries to) make available to such Representatives (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel and all financial operating and other data as may reasonably be requested. The parties will hold any such information that is non-public in confidence and, without limitation on its obligations under the preceding clause, Parent will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement dated March 26, 1997 between Parent and the Company (the "Confidentiality Agreement"), which is incorporated herein by reference.
 No investigation by either Parent or Merger Sub, on the one hand, or the Company on the other hand, shall affect the representations and warranties of the other, except to the extent such representations and warranties are by their terms qualified by information set forth in the Parent Letter (in the case of Parent and Merger Sub) or the Company Letter (in the case of the Company) to the other party.

     5.2 PREPARATION OF S-4 AND THE PROXY STATEMENT. Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Parent shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

     5.3 SHAREHOLDER MEETING. The Company shall duly call, give notice of, convene and hold a meeting of its shareholders to be held for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby. Unless the Company has determined to recommend an Acquisition Proposal in accordance with Section 4.2(ii), the Company will, through its Board of Directors, unanimously recommend to its shareholders approval of this Agreement and the transactions contemplated hereby, subject to its receipt of a fairness opinion from its financial advisor to the effect that the consideration to be received by the shareholders of the Company pursuant to Section 2.1 is fair from a financial point of view and such opinion shall not have been withdrawn or materially modified. The Company shall cooperate with Parent with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as reasonably practicable after the date on which the S-4 becomes effective.

     5.4 REASONABLE EFFORTS. Each of the Company and Parent shall, and Parent shall cause its Subsidiaries to, use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or (in the case of Parent) its Subsidiaries with respect to the Merger and to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of shareholders of the Company described in Section 3.2(r), including using all reasonable efforts (i) to obtain (and to cooperate with the other party to obtain) any necessary or appropriate consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public or private third party in connection with the Merger and the transactions contemplated by this Agreement, (ii) to effect all necessary registrations, filings and submissions and (iii) to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite vote of the shareholders of the Company.

     5.5 POST-APRIL 30, 1997 COMPANY FINANCIAL STATEMENTS. The Company shall make available to Parent true and complete copies of the following:

          (a) UNAUDITED FINANCIAL STATEMENTS. Any monthly and quarterly unaudited balance sheet and the related statements of income, changes in shareholders' equity and statements of cash flows of the Company for any monthly or quarterly period ended subsequent to April 30, 1997 and prior to the Effective Time; and

          (b) AUDITED FINANCIAL STATEMENTS. Any audited balance sheet and the related statements of income, changes in shareholders' equity and statements of cash flows of the Company for any year ended after December 31, 1996 and prior to the Effective Time.

     5.6  AFFILIATES.

          (a) OF THE COMPANY. At least 30 days prior to the Closing Date, the Company shall deliver to Parent a list of names and addresses of those persons who were, in the Company's reasonable judgment, at the record date for its meeting of shareholders to approve the Merger, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent and the Company, prior to the Closing Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit 5.6(a). Parent shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock, consistent with the terms of such Affiliate Letters.

          (b) OF PARENT. At least 30 days prior to the Closing Date, Parent shall deliver to the Company a list of names and addresses of those persons who were, in Parent's reasonable judgment, at the record date for the meeting of shareholders of the Company to approve the Merger, Affiliates of Parent. Parent shall provide the Company such information and documents as the Company shall reasonably request for purposes of reviewing such list. Parent shall use all reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing Date, from each of the Affiliates of Parent identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit 5.6(b).

     5.7 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as expressly provided herein and except that expenses incurred in connection with printing and mailing the Proxy Statement shall be shared equally by Parent and the Company.

     5.8 BROKERS OR FINDERS. Except as set forth in the Company Letter or the Parent Letter, each of Parent and the Company respectively represents, as to itself, its Subsidiaries (in the case of Parent) and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement. Each party agrees to indemnify the other party and hold the other party harmless from and against any and all claims, liabilities or obligations with respect to any fees, commissions or expenses asserted by any Person on the basis of any act or statement alleged to have been made by such first party or its Subsidiary or affiliate.

     5.9 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, the proper officers and directors of the Company and Merger Sub shall take all such necessary action.

     5.10 INDEMNIFICATION. For a period of three years from and after the Effective Time, Parent shall indemnify, defend and hold harmless each person who is now or who becomes prior to the Effective Time, an officer, director or employee of the Company (each, an "Indemnified Party" and, collectively, the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent the Company would have been permitted under Ohio law and its articles of incorporation and code of regulations to indemnify such person (and Parent shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking required by Section 1701.13(E)(5) of the OGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against Indemnified Parties (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to Parent; (ii) after the Effective Time, Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time, Parent will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that Parent shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this
Section 5.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent (but the failure so to notify Parent shall not relieve it from any liability which it may have under this
Section 5.10 except to the extent such failure materially prejudices Parent), and shall deliver to Parent the undertaking, if any, required by Section 1701.13(E)(5) of the OGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. In any case in which the approval by the Surviving Corporation is required to effectuate any indemnification, Parent shall cause the Surviving Corporation to direct, at the election of any Indemnified Party (or, if more than one Indemnified Party, a majority of the Indemnified Parties), that the determination of any such approval shall be made by independent counsel mutually satisfactory to the Surviving Corporation and the Indemnified Party (or, if applicable, a majority of the Indemnified Parties).

     5.11 POOLING AND TAX-FREE REORGANIZATION TREATMENT. Neither Parent nor the Company shall intentionally cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

    5.12 THE COMPANY'S ESOP. After the Effective Time, the Company shall maintain the Company's Employee Stock Ownership Plan ("ESOP") only for such period of time and on such terms and conditions as are set forth in Exhibit 5.12.

                                      ARTICLE VI

                                 CONDITIONS PRECEDENT

     6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) SHAREHOLDER APPROVAL. This Agreement shall have been respectively approved and adopted by the affirmative vote of the holders of the outstanding shares of Company Common Stock.

          (b) OTHER APPROVALS. Other than the filing of the Certificate of Merger provided for by Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all of the foregoing, "Consents") that are necessary for the consummation of the Merger, other than immaterial

Consents the failure to obtain which would not have a significant adverse effect on the consummation of the Merger or on Parent and its Subsidiaries, taken as a whole, after consummation of the Merger, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. Parent shall have received all state securities or blue sky permits and other authorizations necessary to issue the Parent Common Stock in exchange for Company Common Stock and to consummate the Merger.

          (c) S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

          (d) POOLING. Parent, Merger Sub and the Company shall have received a letter from Eskew & Gresham, P.S.C., Parent's independent certified public accountants, to the effect that the Merger qualifies for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto, and the pronouncements of the SEC if consummated in accordance with this Agreement.

          (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

          (f) BURDENSOME CONDITION. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon Parent or its Subsidiaries, the Company or the Surviving Corporation that would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

         (g)  NMS LISTING.   The shares of Parent Common Stock issuable
pursuant to this Agreement shall have been approved for listing on the NASDAQ National Market System, subject to official notice of issuance.

    6.2 CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions or waiver by Parent on or prior to the Closing Date:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representation or warranty expressly relates to an earlier date (in which case as of such date), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

         (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement, at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

         (c) CONSENTS UNDER AGREEMENTS. The Company shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated hereby.

         (d) TAX OPINION. Parent shall have received an opinion of Eskew & Gresham, P.S.C., dated the Closing Date, in form and substance satisfactory to Parent, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

         (e)  LETTERS FROM THE COMPANY AFFILIATES.    Parent shall have
received from each person named in the letter referred to in Section 5.6(a) an executed copy of an agreement in the form of Exhibit 5.6(a).

         (f)  APPRAISAL RIGHTS.   The holders of not more than 10% of the
issued and outstanding shares of Company Common Stock shall have properly demanded appraisal or dissenters rights pursuant to the OGCL.

    6.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case as of such date), and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

         (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND MERGER Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

         (c) CONSENTS UNDER AGREEMENTS. Parent and Merger Sub shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on Parent or upon the consummation of the transactions contemplated hereby.

         (d) TAX OPINION. The Company shall have received an opinion of Vorys, Sater, Seymour and Pease dated the Closing Date, in form and substance satisfactory to Parent and its counsel, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

         (e)  LETTERS FROM PARENT AFFILIATES.   The Company shall have
received from each person named in the letter referred to in Section 5.6(b) an executed copy of an agreement substantially in the form of Exhibit 5.6(b).

          (f) PRICE OF PARENT COMMON STOCK. The Average Closing Price of a share of Parent Common Stock shall be $14 or more. For purposes of this Agreement, the "Average Closing Price" of a share of Parent Common Stock shall be the average of the high bid and low asked price of a share of Parent Common Stock as furnished by Advest, Inc. for the 20 consecutive trading days ending on the fifth business day prior the Effective Time of the Merger.

                                     ARTICLE VII

                            TERMINATION; AMENDMENT; WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after the approval of this Agreement by the shareholders of the Company:

         (a)  by mutual written consent of Parent and the Company;

         (b)  by either Parent or the Company:

              (i) if, at a duly held shareholders meeting of the Company or any adjournment thereof at which approval of this Agreement is voted upon, the approval of the shareholders of the Company shall not have been obtained;

              (ii) if the Merger shall not have been consummated on or before December 31, 1997, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

              (iii) if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

              (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) or Section 6.3(a) or 6.3(b), as applicable, and
(B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach ("Material Breach") (PROVIDED that the terminating party is not then in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition described in clause (A) above);

         (c) by either Parent or the Company in the event that (i) all the conditions to the obligation of such party to effect the Merger set forth in
Section 6.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the

Merger set forth in Section 6.2 (in the case of Parent) or Section 6.3 ( in the case of the Company) is not capable of being satisfied prior to the date on which this Agreement may be terminated pursuant to Section 7.1(b)(ii); or

         (d) by the Company, subject to Section 7.5(b), if the Board of Directors of the Company shall concurrently approve, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of the transactions contemplated by an Acquisition Proposal; PROVIDED, HOWEVER, that (i) the Company is not then in breach of Section 4.2 or in breach of any other representation, warranty, covenant or agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b); (ii) the Board of Directors of the Company shall have complied with Section 7.5(b) in connection with such Acquisition Proposal and (iii) no termination pursuant to this Section 7.1(d) shall be effective unless the Company shall simultaneously make the payment required by Section 7.2(a).

    7.2  EFFECT OF TERMINATION.

         (a) In the event that any person shall make an Acquisition Proposal with respect to the Company and thereafter (i) this Agreement is terminated
(A) pursuant to Section 7.1(b)(i), (B) pursuant to Section 7.1(b)(ii) (if at the time of termination (x) the Company is in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (y) such breach cannot be or has not been cured within 30 days after the Company becomes aware of such breach or such shorter period that may elapse between the date the Company becomes aware of such breach and the time of termination), (C) pursuant to
Section 7.1(b)(iii) (if at the time of termination (x) the Company is in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (y) such breach cannot be or has not been cured within 30 days after the Company becomes aware of such breach or such shorter period that may elapse between the date the Company becomes aware of such breach and the time of termination), (D) by Parent pursuant to Section 7.1(b)(iv), (E) by Parent pursuant to Section 7.1(c) or (F) by the Company pursuant to Section 7.1(d), and (ii) a definitive agreement with respect to an Acquisition Proposal is executed, or an Acquisition Proposal is consummated, at or within 12 months after such termination, then Parent shall be paid a fee of $350,000 (reduced by any amount actually paid by the Company pursuant to Section 7.2(b) in connection with such termination), which amount shall be payable by wire transfer of same day funds on the date such agreement is executed, or such Acquisition Proposal is consummated, as applicable. The Company acknowledges that the agreements contained in this Section 7.2(a) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent would not enter into this Agreement;

accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.2(a), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the fees set forth in this Section 7.2(a), the Company shall also pay to Parent its costs and expenses (including reasonable attorneys' fees) in connection with such suit.

         (b) In the event of termination of this Agreement by either Parent or the Company pursuant to Section 7.1(b)(i), then the Company shall reimburse Parent for all its reasonable out-of-pocket expenses actually incurred in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $100,000, which amount shall be payable by wire transfer of same day funds within three business days of written demand, accompanied by a reasonably detailed statement of such expenses and appropriate supporting documentation therefor.

         (c) In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of
Section 5.1 (penultimate sentence), Section 5.7, this Section 7.2 and Article VIII and except to the extent that such termination results from the willful and material breach by a party of any its representations, warranties, covenants or other agreements set forth in this Agreement.

    7.3 AMENDMENT. This Agreement may be amended by the parties at any time before or after the approval of this Agreement by the shareholders of the Company; PROVIDED, HOWEVER, that after such approval by the shareholders of the Company, there shall be made no amendment that pursuant to the OGCL requires further approval by the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

    7.4 EXTENSION; WAIVER. At any time prior to the Effective Time of the Merger, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (iii) subject to the proviso of Section 7.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    7.5  PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER.

         (a) A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section 7.4 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or, in the case of an extension or waiver pursuant to Section 7.4, the duly authorized designee of its Board of Directors.

         (b) The Company shall provide to Parent written notice prior to any termination of this Agreement pursuant to Section 7.1(d) advising Parent (i) that the Board of Directors of the Company in the exercise of its good faith judgment as to its fiduciary duties to the shareholders of the Company under applicable law, after receipt of written advice of outside legal counsel, has determined (on the basis of such Acquisition Proposal and the terms of this Agreement, as then in effect) that such termination is required in connection with an Acquisition Proposal that is more favorable to the shareholders of the Company than the transactions contemplated by this Agreement (taking into account all terms of such Acquisition Proposal and this Agreement, including all conditions) and (ii) as to the material terms of any such Acquisition Proposal. At any time after five business days following receipt of such notice, the Company may terminate this Agreement as provided in Section 7.1(d) only if the Board of Directors of the Company determines that such Acquisition Proposal is more favorable to the shareholders of the Company than the transactions contemplated by this Agreement (taking into account all terms of such Acquisition Proposal and this Agreement, including all conditions, and which determination shall be made in light of any revised proposal made by Parent prior to the expiration of such five business day period) and concurrently enters into a definitive agreement providing for the implementatation of the transactions contemplated by such Acquisition Proposal.

                                     ARTICLE VIII

                                  GENERAL PROVISIONS


     8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time of the Merger.

     8.2 NOTICES. All notices and other communications required to be given hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of receipt of a facsimile transmission,
(ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

 (a)      If to Parent or
          Merger Sub, to:         Premier Financial Bancorp, Inc.
                                  120 N. Hamilton Street
                                  Georgetown, Kentucky 40324
                                  Attn:  J. Howell Kelly,
                                           President and
                                           Chief Executive Officer

                                  Telecopy No. (502) 863-7503

          With a copy to:         David W. Harper, Esq.
                                  2450 Meidinger Tower
                                  Louisville, Kentucky 40202

                                  Telecopy No. (502) 583-2418
and

     (b)  If to Company, to:      The Sabina Bank
                                  135 N. Howard Street
                                  Sabina, Ohio 45169
                                  Attn:  Garry W. Priest,
                                  President and Chief Executive
                                     Officer

                                  Telecopy No. (937) 584-2494

          With a copy to:         Terri Reyering Abare, Esq.
                                  Vorys, Sater, Seymour and Pease
                                  221 E. Fourth, Suite 2100
                                  Cincinnati, Ohio 45202

                                  Telecopy No. (513) 723-4056

     8.3 INTERPRETATION. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and other entities and vice versa.
 The table of contents, index of terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to any "Section" or "Exhibit," such reference shall be to a section or exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "or any Subsidiary", "or any Subsidiaries," "nor any Subsidiary" or "nor any Subsidiaries" are used in this Agreement in connection with a preceding reference to Parent, they shall be deemed to refer to a Subsidiary or Subsidiaries Parent. The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available, and the correlative phrase "make available" shall mean that such information shall be promptly made available if so requested. The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 28, 1997.

     8.4 ASSIGNMENT; BINDING EFFECT; BENEFIT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article II and Sections 5.10 and 5.12 (collectively, the "Third Party Provisions"), nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced on behalf of the Company or the other respective beneficiaries thereof by those individuals who were the directors of the Company immediately prior to the Effective Time and also by the holder of Company Common Stock converted in the Merger, the Indemnified Party or the ESOP that such provisions respectively are intended to benefit and their respective heirs and representatives. Parent shall pay all expenses, including attorneys' fees, that may be incurred by such directors or other persons in enforcing the Third Party Provisions.

     8.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     8.6 COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. It shall not be necessary, in making proof of this Agreement or any counterpart hereof, to produce or account for any of the other counterparts.

     8.7 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     8.8 INCORPORATION OF DOCUMENTS. The Company Letter, Parent Letter, the Confidentiality Agreement, and all Annexes, Exhibits and Schedules, if any, attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     8.9 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Ohio or in Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.10 WAIVERS. Except as provided in this Agreement or in any waiver pursuant to Section 7.4, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     8.11 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be signed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.


                              PREMIER FINANCIAL BANCORP, INC.


                         By:  /s/ J. Howell Kelly
                              ------------------------------------
                              J. Howell Kelly, President and Chief
                                Executive Officer

                              PFBI INTERIM BANK


                         By:  /s/ J. Howell Kelly
                              -------------------------------------
                              J. Howell Kelly, an Incorporator


                              THE SABINA BANK


                         By:  /s/ Garry W. Priest
                              --------------------------------------
                              Garry W. Priest, President and
                                Chief Executive Officer

                                    EXHIBIT 5.6(a)





                                  ___________, 1997



Premier Financial Bancorp, Inc.
120 North Hamilton Street
Georgetown, KY  40324

The Sabina Bank
135 N. Howard Street
Sabina, OH  45169

Gentlemen and Ladies:

    I have been advised that as of the date hereof I may be deemed to be an "affiliate" of The Sabina Bank (the "Company"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger dated as of May 28, 1997 among Premier Financial Bancorp, Inc. ("Premier"), PFBI Interim Bank ("Merger Sub") and the Company (the "Agreement"), Merger Sub will be merged with and into the Company (the "Merger").

    As a result of the Merger, I may receive shares of Common Stock of Premier ("Premier Shares") in exchange for shares owned by me of Common Stock of the Company ("Company Shares").

    I represent, warrant and covenant to Premier that in the event I receive any Premier Shares as a result of the Merger:

    A. I shall not make any sale, transfer or other disposition of the Premier Shares in violation of the Act or the Rules and Regulations.

    B. I have carefully read this letter and the Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Premier Shares, to the extent I felt necessary, with my counsel or counsel for the Company.

    C. I have been advised that the issuance of Premier Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Regis-tration Statement on Form S-4. However, I have also been advised that, because at the time the Merger was submitted for a vote of the shareholders of the Company I may be deemed to have been an affiliate of the Company, and the distribution by me of the Premier Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of Premier Shares issued to me in the Merger unless
         (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Premier, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    D. I understand that Premier is under no obligation to register the sale, transfer or other disposition of the Premier Shares by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to Premier's transfer agents with respect to the Premier Shares and that there will be placed on the certificates for the Premier Shares issued to me, or any substitutions therefor, a legend stating in substance:

              "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may only be transferred in accordance with the terms of an agreement dated ___________, 1997 between the registered holder hereof and the Issuer, a copy of which agreement is on file at the principal offices of the Issuer.

    F.   I also understand that unless the transfer by me of my Premier
         Shares has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Premier reserves the right to put the following legend on the certificates issued to my transferee:

              "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

    It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to Premier a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Premier, to the effect that such legend is not required for purposes of the Act.

    I further represent to and covenant with Premier and the Company that I have not, within the 30 days prior to the Effective Time (as defined in the Agreement), sold, transferred or otherwise disposed of any Company Shares or Premier Shares held by me and that I will not sell, transfer or otherwise dispose of any Premier Shares, whether received by me in the Merger or otherwise, until after such time as results covering at least 30 days of combined operations of the Company and Premier have been published by Premier, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement that includes such combined results of operations.

    Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.


                             Very truly yours,



                             -----------------------------------
                                    [Affiliate's Name]



Accepted this ____ day of
____________, 1997 by:

PREMIER FINANCIAL BANCORP, INC.


By:
   ----------------------------
   J. Howell Kelly, President
     and Chief Executive Officer

THE SABINA BANK


By:
   ----------------------------
   Garry W. Priest, President
     and Chief Executive Officer

                                    EXHIBIT 5.6(b)



                                  ___________, 1997



Premier Financial Bancorp, Inc.
120 North Hamilton Street
Georgetown, KY  40324

Gentlemen and Ladies:

    I have been advised that as of the date hereof I may be deemed to be an "affiliate" of Premier Financial Bancorp, Inc. ("Premier), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger (the "Agreement") dated as of May 28, 1997 among Premier, PFBI Interim Bank ("Merger Sub") and The Sabina Bank (the "Company"), Merger Sub will be merged with and into the Company (the "Merger").

    I hereby represent to and covenant with Premier that I have not, within the 30 days prior to the Effective Time (as defined in the Agreement), sold, transferred or otherwise disposed of any shares of Common Stock of the Company or shares of Common Stock of Premier ("Premier Shares") held by me and that I will not sell, transfer or otherwise dispose of any Premier Shares, whether received by me in the Merger or otherwise, until after such time as results covering at least 30 days of combined operations of the Company and Premier have been published by Premier, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement that includes such combined results of operations.

    Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Premier as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.


                             Very truly yours,



                             -----------------------------------
                                    [Affiliate's Name]

Accepted this ____ day of
____________, 1997 by:

PREMIER FINANCIAL BANCORP, INC.


By:
   ----------------------------
   J. Howell Kelly, President
     and Chief Executive Officer

                                     EXHIBIT 5.12

    The Company shall terminate the ESOP as soon as practicable following the Merger in a manner that is consistent with ERISA and the ESOP's constitutive documents and does not result in any unnecessary Federal income tax consequences. From the date of the Agreement until such termination, the Company shall not make any contributions to the ESOP without the written consent of Parent.

                                                                        ANNEX II





                         [Date of Proxy Statement/Prospectus]


Board of Directors
The Sabina Bank
135 North Howard Street
Sabina, Ohio 45169

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of The Sabina Bank, Sabina, Ohio (the "Bank"), of the proposed merger of PFBI Interim Bank ("Merger Sub"), a wholly owned subsidiary of Premier Financial Bancorp, Inc., Georgetown, Kentucky ("Premier"), into the Bank, with the Bank becoming a wholly owned subsidiary of Premier. In the proposed merger, Bank shareholders will receive 4.33 Common Shares of Premier for each Bank share outstanding as further defined in the Agreement and Plan of Merger dated as of May 28, 1997 among Premier, Merger Sub and the Bank (the "Agreement"). As of May 23, 1997, the proposed consideration to be received represents an aggregate value of $7,858,950 or $71.445 per Bank common share based on the average of the bid / ask price for Premier common stock of $16.50 as quoted on the Nasdaq National Market.

Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of the Bank contained in: (i) March 31, 1997, December 31, 1996, September 30, 1996, June 30, 1996 and March 31, 1996 Consolidated Reports of Condition and Income as filed with the Federal Reserve; (ii) December 31, 1996, 1995, 1994 and 1993 audited annual reports of the Bank; and (iii) December 31, 1996 and 1995 Uniform Bank Performance Reports of the Bank. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and

Board of Directors
Page 2

investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

We have not compiled, reviewed or audited the financial statements of the Bank or Premier, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of the Bank or Premier.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration proposed to be received by the shareholders of the Bank under the Agreement is fair and equitable from a financial perspective.


                        Very truly yours,





                        PROFESSIONAL BANK SERVICES, INC.

                                                                       ANNEX III

                 SECTION 1701.85 OF THE OHIO GENERAL CORPORATION LAW

    (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

    (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

    (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

    (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

    (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

    (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

    (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken, and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

    (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

              (a) The dissenting shareholder has not complied with this the section, unless the corporation by its directors waives such failure;

              (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption, of the action involved;

              (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

              (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation filed or joined in a complaint under division (B) of this section within the period provided in that division.

    (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

    (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination. (Last amended by S.B. 74, L.'94, eff. 7-1-94.)

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 271B.2-020(2)(d) of Kentucky Business Corporation Act (the "Act") enables a Kentucky corporation to provide in its articles of incorporation, and the Registrant has so provided in its Articles of Incorporation, for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for breach of his fiduciary duty as a director; provided, however, that a director's liability is not eliminated or limited: (1) for any transaction in which the director's personal financial interest is in conflict with the financial interests of the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law; (3) for any vote or assent to an unlawful distribution to shareholders as prohibited under Section 271B.8-330 of the Act (which imposes liability on directors for payments of dividends, purchases, redemptions or other acquisitions of shares, and distributions of indebtedness that are unlawful); or (4) for any transaction from which the director derived an improper personal benefit.

    Section 271B.8-510 of the Act permits the indemnification by a corporation of any director who is made party to a threatened, pending or completed action, suit or proceeding because he is or was a director of such corporation. To be eligible for indemnification, such person must have conducted himself in good faith and reasonably believed that his conduct, if undertaken in his official capacity with the corporation, was in the corporation's best interests, and, if not in his official capacity, was at least not opposed to the corporation's best interests. In the case of a criminal proceeding, the director must also not have reasonable cause to believe his conduct was unlawful. A director may not be indemnified under the above-referenced section in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit by him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under Section 271B.8-510 of the Act in connection with a proceeding by or in the right of the corporation shall be limited to reasonable expenses incurred in connection with the proceeding. Section 271B.8-560 of the Act provides that a Kentucky corporation may indemnify its officers, employees and agents to the same extent as directors. Mandatory indemnification against reasonable expenses incurred in connection with a proceeding is provided for by the Act, unless otherwise limited by the corporation's articles of incorporation, where a director or officer has been wholly successful on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation. A court of competent jurisdiction may also order indemnification if the director is fairly and reasonably entitled thereto in view of all relevant circumstances, whether or not he met the applicable standard of conduct or was adjudged liable to the corporation.

    The Act provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. Additionally, the Act provides that a corporation may purchase and maintain insurance on behalf of directors, officers, employees and agents of the corporation against liability asserted against or incurred by such party in their respective capacity with the corporation.

    Articles X and XI of the Registrant's Articles of Incorporation and Article VIII of the Registrant's By-Laws require Registrant to indemnify its directors and officers to the fullest extent permitted by the Act.

    ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The Exhibit Index appearing on the page following the signature page of this Registration Statement is hereby incorporated by reference.

    (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.

ITEM 22.  UNDERTAKINGS

    (a)  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Georgetown, Commonwealth of Kentucky, on the 31st day of July, 1997.

                             PREMIER FINANCIAL BANCORP, INC.


                             By: /s/ J. Howell Kelly
                                --------------------------------
                                  (J. Howell Kelly, President)

                                  POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Howell Kelly his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    NAME                          CAPACITY                         DATE
    ----                          --------                         ----

/s/ Marshall T. Reynolds
-------------------------
(Marshall T. Reynolds)       Chairman and Director              July 24, 1997

/s/ J. Howell Kelly
-------------------------
(J. Howell Kelly)            President (Principal Executive
                             Officer, Principal Financial
                             Officer and Principal Accounting
                             Officer) and Director              July 24, 1997

/s/ Toney K. Adkins
-------------------------
(Toney K. Adkins)            Director                           July 24, 1997

/s/ Gardner E. Daniel
-------------------------
(Gardner E. Daniel)          Director                           July 24, 1997


/s/ E.V. Holder, Jr.
-------------------------
(E.V. Holder, Jr.)           Director                           July 24, 1997

/s/ Wilbur M. Jenkins
--------------------------
(Wilbur M. Jenkins)          Director                           July 24, 1997

/s/ Benjamin T. Pugh
--------------------------
(Benjamin T. Pugh)           Director                           July 24, 1997

                                    EXHIBIT INDEX



EXHIBIT  DESCRIPTION OF DOCUMENT
-------  -----------------------

2 Agreement and Plan of Merger dated as of May 28, 1997 among Premier Financial Bancorp, Inc. ("Registrant"), PFBI Interim Bank and The Sabina Bank (included as Annex I to the Proxy Statement/Prospectus that is part of the Registration Statement to which this Exhibit Index relates).

3.1      Form of Articles of Incorporation of Registrant (included as Exhibit
         3.1 to Registrant's Registration Statement on Form S-1, Registration No. 333-1702, filed on February 28, 1996 with the Commission and incorporated herein by reference).

3.2 Form of Articles of Amendment to Articles of Incorporation effective March 15, 1996 re: amendment to Article IV (included as Exhibit 3.2 to Registrant's Amendment No. 1 to Registration Statement on Form S-1, Registration No. 333-1702, filed on March 25, 1996 with the Commission and incorporated herein by reference).

3.3 Bylaws of registrant (included as Exhibit 3.2 to Registrant's Registration Statement on Form S-1, Registration No. 333-1702, filed on February 28, 1996 with the Commission and incorporated herein by reference).

5        Opinion of David W. Harper, Esq.

8.1*     Opinion of Eskew & Gresham, P.S.C.

8.2*     Opinion of Vorys, Sater, Seymour & Pease.

10.1 Form of Junior Subordinated Indenture dated as of June 6, 1997 between Registrant and Bankers Trust Company (as Trustee (included as Exhibit
         4.1 to Registrant's Registration Statement on Form S-1, Registration No. 333-27943, filed on May 28, 1997 with the Commission and incorporated herein by reference).

10.2 Form of 9.75% Junior Subordinated Deferrable Interest Debentures due June 30, 2027 (included as Exhibit 4.2 to Registrant's Registration Statement on Form S-1, Registration No. 333-27943, filed on May 28, 1997 with the Commission and incorporated herein by reference).

10.3 Form of Trust Agreement dated as of May 27, 1997 between Registrant and Bankers Trust (Delaware) as Trustee (included as Exhibit 4.3 to Registrant's Registration

EXHIBIT  DESCRIPTION OF DOCUMENT
-------  -----------------------

         Statement on Form S-1, Registration No. 333-27943, filed on May 28, 1997 with the Commission and incorporated herein by reference).

10.4 Form of Amended and Restated Trust Agreement among Registrant, Bankers Trust Company, as Property Trustee, Bankers Trust (Delaware), as Delaware Trustee and various holders of Trust Securities dated as of June 6, 1997 (included as Exhibit 4.4 to Registrant's Registration Statement on Form S-1, Registration No. 333-27943, filed on May 28, 1997 with the Commission and incorporated herein by reference).

10.5 Form of Guarantee Agreement between Registrant, as Guarantor, and Bankers Trust Company, as Trustee, dated as of June 6, 1997 (included as Exhibit 4.6 to Registrant's Registration Statement on Form S-1, Registration No. 333-27943, filed on May 28, 1997 with the Commission and incorporated herein by reference).

10.6 Amended and Restated Preferred Stock Purchase Agreement dated as of September 29, 1994 between First Guaranty Bank, Hammond, Louisiana, and Registrant (included as Exhibit 10.3 to Registrant's Registration Statement on Form S-1, Registration No. 333-1702, filed on February 28, 1996 with the Commission and incorporated herein by reference).

10.7 Employment Agreement dated March 16, 1992, between Georgetown Bank & Trust Company and Gardner E. Daniel (included as Exhibit 10.4 to Registrant's Registration Statement on Form S-1, Registration No. 333-1702, filed on February 28, 1996 with the Commission and incorporated herein by reference).

10.8 Deferred Compensation Agreement dated December 17, 1992, between Georgetown Bank and Trust Company and Gardner E. Daniel (included as
         Exhibit 10.5 to Registrant's Registration Statement on Form S-1, Registration No. 333-1702, filed on February 28, 1996 with the Commission and incorporated herein by reference).

10.9 Premier Financial Bancorp, Inc. 1996 Employee Stock Ownership Incentive Plan (included as Exhibit 10.6 to Registrant's Registration Statement on Form S-1, Registration No. 333-1702, filed on February 28, 1996 with the Commission and incorporated herein by reference).

13.1 Annual Report to Shareholders for the year ended December 31, 1996 (included within Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed on

EXHIBIT  DESCRIPTION OF DOCUMENT
-------  -----------------------

         March 31, 1997 with the Commission (Commission File No. 0-20908) and incorporated herein by reference).

13.2 Quarterly Report on Form 10-Q for the six month period ended June 30, 1997 (filed on August __, 1997 with the Commission (Commission File No. 0-20908) and incorporated herein by reference).

16 Letter of McNeal, Williamson & Co. regarding change in certifying accountant (included as Exhibit 16 to Registrant's Amendment No. 1 to Registration Statement on Form S-1, Registration No. 333-1702, filed on March 25, 1996 with the Commission and incorporated herein by reference).

21 Subsidiaries of Registrant (included as Exhibit 21 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed on March 31, 1997 with the Commission (Commission File No. 0-20908) and incorporated herein by reference).

22.1 Letter from President of The Sabina Bank to shareholders regarding Special Meeting of Shareholders.

22.2     Notice of Special Meeting of Shareholders of The Sabina Bank.

22.3     Form of Proxy for Special Meeting of Shareholders.

22.4 Fairness Opinion of Professional Bank Services, Inc. (included as Annex II to the Proxy Statement/Prospectus that is part of the Registration Statement to which this Exhibit Index relates).

23.1 Consent of Eskew & Gresham, PSC as to financial statements of Registrant.

23.2 Consent of McNeal, Williamson & Co. as to financial statements of Registrant.

23.3*    Consent of Grant Thornton LLP as to financial statements of The Sabina
         Bank.

23.4     Consent of David W. Harper, Esq. (included in Exhibit 5).

23.5     Consent of Professional Bank Services, Inc.

23.6     Consent of Eskew & Gresham, PSC as to tax opinion (included in
         Exhibit 8.1).

23.7 Consent of Vorys, Sater, Seymour & Pease as to tax opinion (included in Exhibit 8.2).

EXHIBIT  DESCRIPTION OF DOCUMENT
-------  -----------------------

24 Power of Attorney (included in the Signature Pages to the Registration Statement to which this Exhibit Index relates).

27       Financial Data Schedules.

---------------

*To be filed by amendment.